Exhibit 99.1

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2025

CLP	-	CHILEAN PESO
UF	-	CHILEAN UNIDAD DE FOMENTO
ARS	-	ARGENTINE PESO
US$	-	UNITED STATES DOLLAR
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
MUS$	-	MILLIONS OF UNITED STATES DOLLARS
COP	-	COLOMBIAN PESO
BRL/R$	-	BRAZILIAN REAL
THR$	-	THOUSANDS OF BRAZILIAN REAL
PYG	-	PARAGUAYAN GUARANI

Contents of the Notes to the interim consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

ii

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS
	Note	As of March 31, 2025	As of December 31, 2024
		ThUS$	ThUS$
		Unaudited
Current Assets
Cash and cash equivalents	6 - 7	2,146,299	1,957,788
Other financial assets	7 - 11	83,124	67,295
Other non-financial assets	12	231,327	203,661
Trade and other accounts receivable	7 - 8	1,243,672	1,163,707
Accounts receivable from related entities	7 - 9	12	25
Inventories	10	460,115	438,530
Current tax assets	17	63,927	40,275
Total current assets other than non-current assets (or disposal groups) classified as held for sale		4,228,476	3,871,281
Non-current assets (or disposal groups) classified as held for sale	13	10,337	29,138

Total current assets		4,238,813	3,900,419

Non-current assets
Other financial assets	7 - 11	56,028	53,772
Other non-financial assets	12	98,396	89,416
Accounts receivable	7 - 8	12,627	12,342
Intangible assets other than goodwill	15	1,061,054	1,000,170
Property, plant and equipment	16	10,379,778	10,186,697
Deferred tax assets	17	10,923	10,549
Total non-current assets		11,618,806	11,352,946
Total assets		15,857,619	15,253,365

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

LIABILITIES AND EQUITY
LIABILITIES	Note	As of March 31, 2025	As of December 31, 2024
		ThUS$	ThUS$
		Unaudited
Current liabilities
Other financial liabilities	7 - 18	689,380	635,213
Trade and other accounts payables	7 - 19	2,580,504	2,133,572
Accounts payable to related entities	7 - 9	153,075	12,875
Other provisions	20	13,004	14,221
Current tax liabilities	17	8,191	6,281
Other non-financial liabilities	21	3,352,624	3,488,680
Total current liabilities		6,796,778	6,290,842

Non-current liabilities
Other financial liabilities	7 - 18	6,401,970	6,515,238
Accounts payable	7 - 23	468,773	491,762
Other provisions	20	664,729	623,846
Deferred tax liabilities	17	327,952	312,677
Employee benefits	22	189,935	167,427
Other non-financial liabilities	21	68,312	140,244
Total non-current liabilities		8,121,671	8,251,194
Total liabilities		14,918,449	14,542,036

EQUITY
Share capital	24	5,003,534	5,003,534
Retained earnings	24	1,396,993	1,148,291
Treasury Shares	24	—	—
Other equity	24	39	39
Other reserves	24	(5,450,488)	(5,428,597)
Parent’s ownership interest		950,078	723,267
Non-controlling interest	14	(10,908)	(11,938)
Total equity		939,170	711,329
Total liabilities and equity		15,857,619	15,253,365

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		For the period ended March 31,
	Note	2025	2024
		ThUS$	ThUS$
		Unaudited
Revenue	5 - 25	3,348,478	3,267,199
Cost of sales	26	(2,399,882)	(2,393,859)
Gross margin		948,596	873,340

Other income	27	62,123	54,134
Distribution costs	26	(135,030)	(158,292)
Administrative expenses	26	(191,777)	(187,442)
Other expenses	26	(131,520)	(140,978)
Other gains/(losses)	26	5,903	(46,431)
Income from the operational activities		558,295	394,331

Financial income	26	33,057	31,450
Financial costs	26	(151,725)	(191,385)
Foreign exchange gains (losses)		(75,145)	39,627
Result of indexation units		(239)	1,075
Income before taxes		364,243	275,098
Income tax benefits/(expense)	17	(7,606)	(15,143)

NET INCOME FOR THE PERIOD		356,637	259,955

Income attributable to owners of the parent company		355,288	258,279
Income attributable to non-controlling interest	14	1,349	1,676

NET INCOME FOR THE PERIOD		356,637	259,955

EARNING PER SHARE
Basic earnings per share (US$)	29	0.000588	0.000427
Diluted earnings per share (US$)	29	0.000588	0.000427

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the period ended at March 31,
	Note	2025	2024
		ThUS$	ThUS$
		Unaudited
NET INCOME FOR THE PERIOD		356,637	259,955
Components of other comprehensive income (loss) that will not be reclassified to income before taxes
Other comprehensive (loss), before taxes, gains (losses) by new measurements on defined benefit plans	24	(7,596)	(15,295)
Total other comprehensive income (loss) that will not be reclassified to income before taxes		(7,596)	(15,295)
Components of other comprehensive income that will be reclassified to income before taxes
Gains/(losses) for currency translation differences income (losses) on currency translation, before tax		127,791	(43,769)
Other comprehensive income (loss), before taxes, currency translation differences		127,791	(43,769)
Cash flow hedges
Income on cash flow hedges before taxes	24	26,978	72,287
Reclassification adjustment on cash flow hedges before tax	24	(7,923)	(26,406)
Other comprehensive income (losses), before taxes, cash flow hedges		19,055	45,881
Change in value of time value of options
(Losses) on change in value of time value of options before tax	24	(16,641)	(28,627)
Reclassification adjustments on change in value of time value of options before tax	24	10,727	8,812
Other comprehensive income (loss), before taxes, changes in the time value of the options		(5,914)	(19,815)
Total other comprehensive losses that will be reclassified to losses before taxes		140,932	(17,703)
Other components of other comprehensive income (loss), before taxes		133,336	(32,998)
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	17	321	594
Income tax relating to other comprehensive income that will not be reclassified to income		321	594
Total Other comprehensive income (loss)		133,657	(32,404)
Total comprehensive income (loss)		490,294	227,551

Comprehensive income (loss) attributable to owners of the parent company		489,296	225,898
Comprehensive income (loss) attributable to non-controlling interests		998	1,653
TOTAL COMPREHENSIVE INCOME		490,294	227,551

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
	Note	Share capital	Other equity	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2025		5,003,534	39	—	(4,209,660)	(52,896)	35,644	(69,414)	37,235	(1,169,506)	(5,428,597)	1,148,291	723,267	(11,938)	711,329
Total increase (decrease) in equity
Net income for the period	24	—	—	—	—	—	—	—	—	—	—	355,288	355,288	1,349	356,637
Other comprehensive income (loss)		—	—	—	128,140	19,055	(5,914)	(7,273)	—	—	134,008	—	134,008	(351)	133,657
Total comprehensive income		—	—	—	128,140	19,055	(5,914)	(7,273)	—	—	134,008	355,288	489,296	998	490,294
Transactions with shareholders
Dividends	24	—	—	—	—	—	—	—	—	—	—	(106,586)	(106,586)	—	(106,586)
Increase (decrease) through transfers and other changes, equity	24-34	—	—	—	—	—	—	—	—	(155,899)	(155,899)	—	(155,899)	32	(155,867)
Total transactions with shareholders		—	—	—	—	—	—	—	—	(155,899)	(155,899)	(106,586)	(262,485)	32	(262,453)
Closing balance as of March 31, 2025 (Unaudited)		5,003,534	39	—	(4,081,520)	(33,841)	29,730	(76,687)	37,235	(1,325,405)	(5,450,488)	1,396,993	950,078	(10,908)	939,170

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
	Note	Share capital	Other equity	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2024		5,003,534	39	—	(3,830,611)	(38,678)	32,947	(48,559)	37,235	(1,170,016)	(5,017,682)	464,411	450,302	(12,027)	438,275
Total increase (decrease) in equity
Net income/(loss) for the period	24	—	—	—	—	—	—	—	—	—	—	258,279	258,279	1,676	259,955
Other comprehensive income		—	—	—	(43,750)	45,881	(19,815)	(14,697)	—	—	(32,381)	—	(32,381)	(23)	(32,404)
Total comprehensive income		—	—	—	(43,750)	45,881	(19,815)	(14,697)	—	—	(32,381)	258,279	225,898	1,653	227,551
Transactions with shareholders
Dividends	24	—	—	—	—	—	—	—	—	—	—	(77,483)	(77,483)	—	(77,483)
Increase (decrease) through transfers and other changes, equity	24 -33	—	—	—	—	—	—	—	—	—	—	—	—	(289)	(289)
Total transactions with shareholders		—	—	—	—	—	—	—	—	—	—	(77,483)	(77,483)	(289)	(77,772)
Closing balance as of March 31, 2024 (Unaudited)		5,003,534	39	—	(3,874,361)	7,203	13,132	(63,256)	37,235	(1,170,016)	(5,050,063)	645,207	598,717	(10,663)	588,054

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS - DIRECT METHOD

		For the period ended March 31,
	Note	2025	2024
		ThUS$	ThUS$
		Unaudited
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		3,458,397	3,313,955
Other cash receipts from operating activities		49,260	79,829
Payments for operating activities
Payments to suppliers for the supply goods and services		(2,205,100)	(2,510,340)
Payments to and on behalf of employees		(473,786)	(344,111)
Other payments for operating activities		(117,481)	(94,536)
Income taxes (paid)		(21,993)	(22,644)
Other cash inflows (outflows)	34	(10,952)	35,972

Net cash (outflow) inflow from operating activities		678,345	458,125
Cash flows from investing activities
Amounts raised from sale of property, plant and equipment		27,031	19,966
Purchases of property, plant and equipment	34	(370,271)	(102,484)
Purchases of intangible assets	34	(25,105)	(13,297)
Interest received		31,028	37,417
Other cash inflows (outflows)	34	14,129	27,589

Net cash (outflow) inflow from investing activities		(323,188)	(30,809)
Cash flows inflow (out flow) from financing activities
Amounts raised from long-term loans	34	49,500	—
Loans repayments	34	(67,223)	(51,350)
Payments of lease liabilities	34	(90,120)	(86,035)
Dividends paid	34	(304)	(289)
Interest paid	34	(90,669)	(129,510)
Other cash (outflows) inflows	34	(880)	719
Net cash inflow (outflow) from financing activities		(199,696)	(266,465)
Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change		155,461	160,851
Effects of variation in the exchange rate on cash and cash equivalents		33,050	(24,239)
Net (decrease) increase in cash and cash equivalents		188,511	136,612
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	6	1,957,788	1,714,761
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	6	2,146,299	1,851,373

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (“LATAM” or the “Company”) is an open stock company which holds the values inscribed in the Registro de Valores of the Commission for the Financial Market, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange. Additionally, during the third quarter of 2024, it relisted its American Depositary Receipts (“ADRs”) on the New York Stock Exchange (“NYSE”) in the United States of America.

Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe, Africa, Asia and Oceania. These businesses are developed directly or by its subsidiaries in Chile, Ecuador, Peru, Brazil, Colombia and Paraguay. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.

The Company is located in Chile, in the city of Santiago, on Avenida Presidente Riesco No. 5711, Las Condes commune.

As of March 31, 2025, the Company’s statutory capital is represented by 604,441,789,335 ordinary shares without nominal value. As of that date, 604,437,877,587 shares were subscribed and paid. The foregoing, considering the capital increase approved by the shareholders of the company at an extraordinary meeting held on July 5, 2022, in the context of the implementation of its reorganization plan approved and confirmed in the Chapter 11 Proceedings, as well as the Capital decrease required for the Chilean Capital Markets law that appears in a public deed dated September 6, 2023, granted at the Notaría of Santiago of Mr. Eduardo Javier Diez Morello, and the modification of the Company’s bylaws to account for said full capital reduction, agreed at an Extraordinary Shareholders meeting dated April 25, 2024, reduced to a public deed dated April 25, 2024, granted in the Notary of Santiago of Mr. Luis Eduardo Rodriguez Burr, an extract of which was registered in the Commercial Registry of the Registrar of Real Estate of Santiago on page 44,323 number 18,314 corresponding to the year 2024, and was published in the Official Gazette dated May 29, 2024.

The major shareholders of the Company, considering the total amount of subscribed and paid shares, are Banco de Chile on behalf of State Street which owns 26.36%, Delta Air Lines with 10.05% and Qatar Airways with 10.03% ownership.

As of March 31, 2025, the Company had a total of 2,132 shareholders in its registry. At that date, approximately 21.45% of the Company’s capital stock was in the form of ADRs.

During 2025, the Company had an average of 38,827 employees, ending this year with a total of 39,005 collaborator, distributed in 5,347 Administration employees, 19,747 in Operations, 9,328 Cabin Crew and 4,583 Command crew.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Percentage ownership

		Country	Functional	As March 31, 2025			As December 31, 2024
Tax No.	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
				Unaudited
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.9959	0.0041	100.0000	99.9959	0.0041	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	23.6200	76.1900	99.8100	23.6200	76.1900	99.8100
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981
76.717.244-3	Prime Cargo SpA.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L. (*)	Argentina	ARS	0.0000	0.0000	0.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A.	Chile	US$	99.9000	0.1000	100.0000	99.9000	0.1000	100.0000
96.847.880-K	Technical Training LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited (*)	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Professional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Latam Travel S.R.L.	Bolivia	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
76.262.894-5	Latam Travel Chile II S.A.	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
Foreign	Latam Travel S.A.	Argentina	ARS	94.0100	5.9900	100.0000	94.0100	5.9900	100.0000
Foreign	Faisán Finance DAC (*)	Ireland	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	TAM S.A. and Subsidiaries (**)	Brazil	BRL	63.0900	36.9100	100.0000	63.0987	36.9013	100.0000

(*)	These subsidiaries have no operations.

(**)	As of March 31, 2025, the indirect participation percentage of TAM S.A. and its Subsidiaries is from Holdco I S.A., a company which LATAM Airlines Group S.A. has a 100% share on economic rights and 51.04% of political rights. Its percentage arose as a result of the provisional measure No. 863 of the Brazilian government implemented in December of 2018 that allows foreign capital to have up to 100% of the share ownership of a Brazilian Airline.

b)	Financial Information

		Statement of financial position						Net Income
								For the period ended
								March 31,
		As of March 31, 2025			As of December 31, 2024			2025	2024
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited						Unaudited
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	430,114	1,913,709	(1,103,372)	462,748	1,933,499	(1,092,261)	(15,131)	(53,974)
Foreign	Latam Airlines Perú S.A.	459,375	365,079	22,273	437,768	366,089	16,930	22,617	37,707
93.383.000-4	Lan Cargo S.A.	479,584	262,395	217,189	490,550	263,747	226,803	(9,170)	12,417
76.717.244-3	Prime Cargo SpA.	15,534	15,481	53	14,806	14,844	(38)	(124)	—
Foreign	Connecta Corporation	47,261	16,342	30,919	47,583	15,255	32,328	(1,409)	(2,273)
Foreign	Prime Airport Services Inc. and Subsidiary (*)	19,966	16,437	3,527	18,752	15,582	3,169	356	368
96.951.280-7	Transporte Aéreo S.A.	238,241	130,002	108,239	238,354	121,609	116,745	(7,653)	(78)
96.631.520-2	Fast Air Almacenes de Carga S.A.	26,686	20,069	6,810	25,783	19,771	6,005	564	1,592
Foreign	Laser Cargo S.R.L.	—	—	—	—	—	—	—	—
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	242,878	139,182	(57,502)	208,807	116,796	(66,907)	11,685	15,975
96.575.810-0	Inversiones Lan S.A.	1,194	45	1,149	1,184	48	1,136	14	(40)
96.847.880-K	Technical Training LATAM S.A.	1,421	875	546	1,238	740	498	76	110
Foreign	Latam Finance Limited	112	208,620	(208,508)	112	208,620	(208,508)	—	—
Foreign	Professional Airline Services INC.	10,235	2,827	7,408	8,508	1,660	6,848	648	310
Foreign	Jarletul S.A.	12	1,101	(1,089)	12	1,101	(1,089)	—	—
Foreign	Latam Travel S.R.L.	93	—	93	93	—	93	—	—
76.262.894-5	Latam Travel Chile II S.A.	357	1,243	(886)	358	1,243	(885)	(1)	—
Foreign	Latam Travel S.A.	4,023	1,854	2,040	3,847	1,623	2,091	(194)	(3,136)
Foreign	Faisán Finance DAC	—	—	—	—	—	—	—	—
Foreign	TAM S.A. and Subsidiaries (*)	4,429,008	2,761,558	1,666,448	4,070,469	2,557,042	1,512,327	34,263	168,595

(*)	The Equity reported corresponds to Equity attributable to owners of the parent company, it does not include Non-controlling participation.

In addition, the following special purpose entities have been consolidated: (1) Chercán Leasing Limited, intended to finance advance payments of aircraft; (2) Yamasa Sangyo Aircraft LA1 Kumiai, Yamasa Sangyo Aircraft LA2 Kumiai; and (3) Jun Shan 16, earmarked for aircraft financing. These companies have been consolidated as required by IFRS 10.

All entities over which LATAM has control have been included in the consolidation. The Company has analyzed the control criteria in accordance with the requirements of IFRS 10.

Changes occurred in the consolidation perimeter between January 1, 2024 and March 31, 2025, are detailed below:

(1) Incorporation or acquisition of companies

-	On March 18, 2024, a capital reduction was carried out in Inversiones Aéreas S.A. through the absorption of accumulated losses in the sum of ThUS$175,140. As a consequence of this decrease in capital, the number of shares was reduced by 6,634,496, without modifying the original participation of its shareholders. This transaction did not generate any effect within the Consolidated Financial Statements.

-	On May 14, 2024, a capital increase was carried out in Aerovías de Integración Regional S.A. by Holdco Colombia I SpA, for an amount of ThUS$45,271, equivalent to 10 shares and with a premiums for the issuance of shares in favor of the Holco Colombia I SpA. As a result of this increase, there were no significant changes in the shareholder composition.

-	On September 17, 2024, LATAM Airlines Group S.A acquired in 1 Euro, 100% of the rights of the company Faisán Finance Designates Activity Company, domiciled in Ireland, for the purposes of acquiring, managing, financing, refinancing, among others.

-	On November 8, 2024, the Board of Directors of the subsidiary Connecta Corporation agreed the distribution and payment of dividends of ThUS$19,000 to Lan Cargo S.A., as sole shareholder. This transaction did not generate any effect within the Consolidated Financial Statements.

-	At the Extraordinary General Shareholders’ Meeting held on December 16, 2024 of the subsidiary Lan Argentina S.A., it was agreed to forgive the debt associated with the preferred dividends accrued and owed by this subsidiary to its shareholders, and to amend the company statute to eliminate the Class “B” Preferred Shares, replacing them in their entirety with ordinary shares. Accrued preferred dividends that were outstanding to shareholders amounted to ThUS$1,019 as of December 15, 2024. At this same Meeting, it was approved to amend the company statute to replace all preferred shares with ordinary shares, with the accrual of preferred dividends being null and void as of this date. This transaction did not generate any effect within the Consolidated Financial Statements.

-	At the Extraordinary General Shareholders’ Meeting held on December 16, 2024, of the subsidiary Inversora Cordillera S.A., it was agreed to forgive the debt associated with the preferred dividends accrued and owed by said subsidiary to its shareholders, and to amend the company statute to eliminate the Class “A” Preferred Shares, replacing them in their entirety with ordinary shares. The accumulated preferred dividends that were pending payment to shareholders amounted to ThUS$8,580. At this same Meeting, it was approved to amend the company statute to eliminate and replace preferred shares with ordinary shares, with the accrual of preferred dividends being null and void as of this date. This transaction did not generate any effect within the Consolidated Financial Statements.

-	On December 17, 2024, a capital increase was carried out in Aerovías de Integración Regional S.A. by Holdco Colombia I SpA, for an amount of ThUS$18,544, equivalent to 10 shares and with a premiums for the issuance of shares in favor of the Holco Colombia I SpA. As a result of this increase, there were no significant changes in the shareholder composition.

-	On January 27, 2025, Transportes Aéreos del Mercosur S.A. approved the distribution of total dividends for an amount of ThUS$6,056 (ThUS$5,752 paid to TAM S.A. and ThUS$304 paid to a non-controlling interest), corresponding to profits for the 2024 financial year. Consequently, there were no significant changes in the shareholding composition related to this dividend distribution.

-	On February 3, 2025, a capital increase was made in Americonsult de Costa Rica S.A., through a the contribution of Americonsult, S.A. de C.V. of accounts receivable for ThUS$489; consequently, there were no significant changes in the shareholding composition, and therefore, did not generate any effect within the Consolidated Financial Statements.

-	On February 28, 2025, a capital reduction was carried out at TAM S.A. through the absorption of accumulated losses and legal reserves, in the amount of ThUS$670,075. This transaction did not generate any impact effect within the Consolidated Financial Statements.

-	On February 28, 2025, a capital reduction was carried out at TAM Linhas Aéreas S.A. through the absorption of accumulated losses and legal reserves, in the amount of ThUS$695,701. This transaction did not generate any impact effect within the Consolidated Financial Statements.

-	On March 17, 2025, a capital reduction was carried out at Inversora Cordillera S.A. through the absorption of losses in the amount of ThUS$4,542. Consequently, there were no significant changes in the shareholding composition, and therefore, did not generate any impact effect within the Consolidated Financial Statements.

-	On March 31, 2025, the clousure of Laser Cargo S.R.L., did not generate any impact effect within the Consolidated Financial Statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

These consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of March 31, 2025 and for the three months ended March 31, 2025 and 2024, have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, as issued by the International Accounting Standards Board.

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 describe the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

These consolidated financial statements have been prepared in accordance with the accounting policies used by the Company in the preparation of the 2024 consolidated financial statements, except for the standards and interpretations adopted as of January 1, 2025.

(a)	Application of new standards for the year 2025:

Accounting pronouncements with implementation effective from January 1, 2025:

	Issuance Date	Effective Date:
(i) Standards and amendments

Amendments to IAS 21: Lack of Exchangeability	August 2023	01/01/2025

The application of these accounting standards as of January 1, 2025, had no significant effect on the Company’s consolidated financial statements.

(b)	Accounting pronouncements not in force for the financial year beginning on January 1, 2025:

	Issuance Date	Effective Date:
(i) Standards and amendments

IFRS 18: Presentation and disclosures in the financial statements	April 2024	01/01/2027

Amendment to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments	May 2024	01/01/2026

IFRS 19 Subsidiaries without Public Accountability: Disclosures	May 2024	01/01/2027

The Company’s management is evaluating the impacts that the application of IFRS 18 Presentation and disclosures in the financial statements; and the amendments to IFRS 9 and IFRS 7 may have on the consolidated financial statements. It is estimated that the adoption of the amendments to IFRS 19 Subsidiaries without Public Liability: Disclosures, will not have significant effects on the company’s consolidated financial statements in the year of its first adoption.

2.2.	Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and cash are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary, in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information to be disclosed when carrying out a business combination, such as the acquisition of an entity by the Company, the acquisition method provided for in IFRS 3: Business combinations is used.

(b)	Transactions with non-controlling interests

The Group applies the policy of considering transactions with non-controlling interests, when not related to the loss of control, as equity transactions without an effect on income.

(c)	Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes the assets and liabilities of the subsidiary, the non-controlling interest and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement by function within Other gains/(losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the disposed subsidiary which does not represent control, this is recognized at fair value on the date that control is lost and the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly the assets and related liabilities, which can cause these amounts to be reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d)	Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3.	Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and its Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States Dollar, which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. When there is no exchangeability between two currencies on the measurement date, the spot exchange rate on that date will be estimated. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)	Adjustment due to hyperinflation

After July 1, 2018, the Argentine economy was considered, for purposes of IFRS Accounting Standards, hyperinflationary. The consolidated financial statements of the subsidiaries whose functional currency is the Argentine Peso have been restated.

The non-monetary items of the statement of financial position as well as the income statement, comprehensive income and cash flows of the group’s entities, whose functional currency corresponds to a hyperinflationary economy, are adjusted for inflation and re-expressed in accordance with the variation of the consumer price index (“CPI”), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the historical cost criterion.

Net losses or gains arising from the re-expression of non-monetary ítems and income and costs are recognized in the consolidated income statement under “Result of indexation units”.

Net gains and losses on the re-expression of opening balances due to the initial application of IAS 29 were recognized in the consolidated retained earnings.

Re-expression due to hyperinflation will be recorded until the period or exercise in which the economy of the entity ceases to be considered as a hyperinflationary economy. At that time, the adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The comparative amounts in the consolidated financial statements of the Company are presented in a stable currency and are not adjusted for subsequent changes in the price level or exchange rates.

(d)	Group entities

The results and the financial situation of the Group’s entities, whose functional currency is different from the presentation currency of the consolidated financial statements, of LATAM Airlines Group S.A., which does not correspond to the currency of a hyperinflationary economy, are converted into the currency of presentation as follows:

(i)	Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)	The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)	All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income, within “Gains/(losses) for currency translation differences income (losses) on currency translation, before tax”.

For those subsidiaries of the group whose functional currency is different from the presentation currency and corresponds to the currency of a hyperinflationary economy; its restated results, cash flow and financial situation are converted to the presentation currency at the closing exchange rate on the date of the consolidated financial statements.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

2.4.	Property, plant and equipment

The land of LATAM Airlines Group S.A. and its Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Property, plant and equipment are recorded, both at their initial recognition and their subsequent measurement, at their historical cost, restated for inflation when appropriate, less the corresponding depreciation and any loss due to impairment.

The amounts of advances paid to the aircraft manufacturers are capitalized by the Company under Construction in progress until they are received.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or are recognized as a separate asset, only when it is probable that the future economic benefits associated with the elements of property, plant and equipment, will flow to the Company and the cost of the item can be determined reliably. The value of the replaced component is written off. The rest of the repairs and maintenance are charged to income when they are incurred.

The depreciation of the Property, plant and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown. This charge is recognized in the captions “Cost of sale” and “Administrative expenses”.

The residual value and the useful life of assets are reviewed and adjusted, if necessary, once a year. Useful lives are detailed in Note 16 (d).

When the value of an asset exceeds its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

Losses and gains from the sale of property, plant and equipment are calculated by comparing the consideration with the book value and are included in the consolidated statement of income.

2.5.	Intangible assets other than goodwill

(a)	Airport slots and Loyalty program

Airport slots and the Loyalty program correspond to intangible assets with indefinite useful lives and are annually tested for impairment as an integral part of the CGU Air Transport.

Airport Slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft, at a specific airport, within a certain period of time.

The Loyalty program corresponds to the system of accumulation and exchange of miles that is part of TAM Linhas Aereas S.A.

(b)	Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and other costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets other than Goodwill when they have met all the criteria for capitalization.

2.6.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated statement of income by function when accrued.

2.7.	Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life and IT projects under development are not subject to amortization and are subject to annual impairment testing or if there are indications of impairment, as an integral part of the Air Transport CGU. Assets subject to amortization are tested for impairment losses whenever any event or change in circumstances indicates that the carrying amount may not be recoverable. An impairment loss is recognized for the excess of the carrying amount of the asset over its recoverable amount. The recoverable amount is the fair value of an asset less the costs of sale or the value in use, whichever is greater. For the purpose of evaluating impairment losses, assets are grouped at the lowest level for which there are largely independent cash inflows (cash generating unit. Non-financial assets, other than goodwill, that would have suffered an impairment loss are reviewed if there are indicators of reversal of losses. Impairment losses are recognized in the consolidated statement of income by function under “Other gains (losses)”.

2.8.	Financial assets

The Company classifies its financial assets in the following categories: at fair value (either through other comprehensive income, or through gains or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The group reclassifies debt investments when, and only when, it changes its business model to manage those assets.

In the initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset classified at amortized cost, the transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets accounted for at fair value through profit or loss are recorded as expenses in the consolidated statement of income by function.

(a)	Debt instruments

The subsequent measurement of debt instruments depends on the group’s business model to manage the asset and cash flow characteristics of the asset. The Company has two measurement categories in which the group classifies its debt instruments:

Amortized cost: the assets held for the collection of contractual cash flows where those cash flows represent only payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in income when the asset is derecognized or impaired. Interest income from these financial assets is included in financial income using the effective interest rate method.

Fair value through profit or loss: assets that do not meet the criteria of amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and is presented net in the consolidated statement of income by function within other gains / (losses) in the period or exercise in which it arises.

(b)	Equity instruments

Changes in the fair value of financial assets at fair value through profit or loss are recognized in other gains / (losses) in the consolidated statement of income by function as appropriate.

The Company evaluates in advance the expected credit losses associated with its debt instruments recorded at amortized cost. The applied impairment methodology depends on whether there has been a significant increase in credit.

2.9.	Derivative financial instruments and embedded derivatives

Derivative financial instruments and hedging activities

Initially at fair value on the date on which the derivative contract was made and are subsequently valued at their fair value. The method to recognize the resulting loss or gain depends on whether the derivative designated as a hedging instrument and, if so, the nature of the item being hedged.

The Company designates certain derivatives as:

(a)	Hedge of an identified risk associated with a recognized liability or an expected highly- probable transaction (cash-flow hedge), or

(b)	Derivatives that do not qualify for hedge accounting.

At the beginning of the transaction, the Company documents the economic relationship between the hedged items existing between the hedging instruments and the hedged items, as well as its objectives for risk management and the strategy to carry out various hedging operations. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an Other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income by function under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods or exercise when the hedged item affects profit or loss. When these amounts correspond to hedging derivatives of highly probable items that give rise to non-financial assets or liabilities, in which case, they are recorded as part of the non-financial assets or liabilities.

For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line-item Cost of sales to the extent that the fuel subject to the hedge is used.

Gains or losses related to the effective part of the change in the intrinsic value of the options are recognized in the cash flow hedge reserve within equity. Changes in the time value of the options related to this part are recognized within Other Consolidated Comprehensive Income in the costs of the hedge reserve within equity.

When a hedging instrument matures, is sold, or fails to meet the requirements to be accounted for as a hedge, any gain or loss accumulated in the statement of Other comprehensive income until that moment, remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized.

When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income by function as “Other gains (losses)”.

(b)	Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

Embedded derivatives

The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. LATAM Airlines Group S.A. has determined that no embedded derivatives currently exist.

2.10.	Inventories

Inventories, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.11.	Trade and other accounts receivable

Commercial accounts receivable are initially recognized at their fair value and subsequently at their amortized cost in accordance with the effective rate method, less the provision for impairment according to the model of the expected credit losses. The Company applies the simplified approach permitted by IFRS 9, which requires that expected lifetime losses be recognized upon initial recognition of accounts receivable.

In the event that the Company transfers its rights to any financial asset (generally accounts receivable) to a third party in exchange for a cash payment, the Company evaluates whether all risks and rewards have been transferred, in which case the account receivable is derecognized.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor goes bankrupt or financial reorganization are considered indicators of a significant increase in credit risk.

The carrying amount of the asset is reduced as the provision account is used and the loss is recognized in the consolidated income statement under “Cost of sales”. When an account receivable is written off, it is regularized against the provision account for the account receivable.

2.12.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments and a low risk of loss of value.

2.13.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.14.	Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.15.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal and compliance with contractual agreements at the closing date of these financial statements.

Convertible Notes

The component parts of the convertible notes issued by LATAM Airlines Group S.A. are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The conversion option classified as equity is determined by the deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in other equity, net of income tax effects. and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in other equity until the conversion option is exercised, in which case, the balance recognized in other equity will be transferred to share capital. Where the conversion option remains unexercised at maturity date of the convertible bond, the balance recognized in other equity will be transferred to retained earnings. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are charged directly to equity.

2.16.	Current and deferred taxes

The tax expense for the period or exercise comprises income and deferred taxes.

The current income tax expense is calculated based on tax laws enacted at the date of the statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are calculated according to the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. When deferred taxes arise from the initial recognition of a liability or an asset in a transaction other than a business combination, which at the time of the transaction does not affect either the accounting result or the tax profit or loss, they are recorded. Deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the date of the consolidated statements of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized only to the extent it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

The tax (current and deferred) is recognized in the statement of income by function, unless it relates to an item recognized in other comprehensive income, directly in equity or arises from a business combination. In this case the tax is also recognized in other comprehensive income or, directly in the statement of income by function, respectively.

Deferred tax assets and liabilities are offset if, and only if:

(a)	there is a legally enforceable right to set off current tax assets and liabilities, and

(b)	the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either: (i) the same taxable entity, or (ii) different taxable entities which intend to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

LATAM Airlines Group S.A has evaluated the potential impact derived from the implementation of the so-called “GloBE or Pillar Two rules”, through which multinational groups are expected to pay a minimum effective tax rate of 15%. Based on the analysis carried out, we have concluded that, with the exception of Brazil and Ireland, no entity, permanent establishment or vehicle of the LATAM Group will have a financial impact due to the GloBE Rules in the first fiscal quarter 2025, either because they fall outside the scope of the GloBE Rules (as they do not meet the criteria to be considered a “Constituent Entity” for the purposes of the Pillar) or they are located in jurisdictions that do not have implemented such GloBE Rules.

With respect to Brazil and Ireland, it is expected that, starting in 2025, Brazilian legal entities will be subject to the QDMTT (Qualified Domestic Minimum Top-up Tax) and Irish legal entities to the UTPR (Under Taxed Payments Rule). In this regard, the LATAM Group is carefully analyzing whether there would be any impact on our entities as a result. At the close of these financial statements, did not recognize income tax expense related to Pillar Two.

The LATAM Group constantly assesses these potential impacts; if during fiscal year 2025 any of the jurisdictions that so far have not shown any intention to implement the Pillar Two law decides to implement, a new analysis should be carried out with regards to the legal entities and permanent establishments classified as Constituent Entities.

LATAM Airlines Group S.A. and its Subsidiaries have adopted the exception of paragraph 4A of IAS 12, incorporated in the amendment published on May 23, 2023, relating to the recognition and disclosure of deferred tax assets and liabilities related to Pillar Two income taxes.

2.17.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

The compensation plans implemented based on the value of the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments, for cash settled awards the fair value, updated as of the closing date of each reporting period or exercise, is recorded as a liability with charge to remuneration.

(c)	Post-employment

Provisions are made for these obligations by applying the method of the projected unit credit method, and considering estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

(e)	Termination benefits

The group recognizes termination benefits at the earlier of the following dates: (a) when the group terminates the employee relationship; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits.

2.18.	Provisions

Provisions are recognized when:

(i)	The Company has a present legal or constructive obligation as a result of a past event;

(ii)	It is probable that payment is going to be required to settle an obligation; and

(iii)	A reliable estimate of the obligation amount can be made.

2.19.	Revenue from contracts with customers

(a)	Transportation of passengers and cargo

The Company recognizes the sale for the transportation service as a deferred income liability, which is recognized as income when the transportation service has been provided or expired. In the case of air transport services sold by the Company and that will be made by other airlines, the liability is reduced when they are remitted to said airlines. The Company periodically reviews whether it is necessary to make an adjustment to deferred income liabilities, mainly related to returns, changes, among others.

Compensations granted to clients for changes in the levels of services or billing of additional services such as additional baggage, change of seat, among others, are considered modifications of the initial contract, therefore, they are deferred until the corresponding service is provided.

(b)	Expiration of air tickets

The Company estimates on a monthly basis the probability of expiration of air tickets, with refund clauses, based on their history of use. Air tickets without a refund clause expire on the date of the flight in case the passenger does not show up.

(c)	Costs associated with the contract

The costs related to the sale of air tickets are capitalized and deferred until the moment of providing the corresponding service. These assets are included under the heading “Other non-financial assets” on “Current Assets” in the Consolidated Classified Statement of Financial Position.

(d)	Frequent passenger program

The Company maintains the following loyalty programs: LATAM Pass and LATAM Pass Brazil, whose objective is building customer loyalty through the delivery of miles.

These programs give their frequent passengers the possibility of earning LATAM Pass miles, which grant the right to a selection of both air and non-air awards. Additionally, the Company sells the LATAM Pass miles to financial and non-financial partners through commercial alliances to award miles to their customers.

To reflect the miles earned, the loyalty program mainly includes two types of transactions that are considered revenue arrangements with multiple performance obligations: (1) Passenger Ticket Sales Earning miles (2) miles sold to financial and non-financial partner (*).

(*) The current contract with the financial partner in Chile will end on December 31, 2025, and the Company is evaluating alternatives that, in the best interest of the company, contribute to further improve the LATAM Pass Program and its partners.

(1)	Passenger Ticket Sales Earning Miles.

In this case, the miles are awarded to customers at the time that the company performs the flight.

To value the miles earned with travel, we consider the quantitative value a passenger receives by redeeming miles for a ticket rather than paying cash, which is referred to as Equivalent Ticket Value (“ETV”). Our estimate of ETV is adjusted for miles that are not likely to be redeemed (“breakage”).

The balance of miles that are pending to redeem are included within deferred revenue.

(2)	Miles sold to financial and non-financial partners

To value the miles earned through financial and non-financial partners, the performance obligations with the client are estimated separately. To calculate these performance obligations, different components that add value in the commercial contract must be considered, such as marketing, advertising and other benefits, and finally the value of the miles awarded to customers based on our ETV. The value of each of these components is finally allocated in proportion to their relative prices. The performance obligations associated with the valuation of the miles earned become part of the Deferred Revenue, and the remaining performance obligations are recorded as revenue when the miles are delivered to the client.

When the miles are exchanged for products and services other than the services provided by the Company, the income is recognized immediately; when the exchange is made for air tickets of any airline of LATAM Airlines Group S.A. and Subsidiaries, the income is deferred until the air transport service is provided.

The miles that the Company estimates will not be exchanged are recognized in the results based on the consumption pattern of the miles effectively exchanged by customers. The Company uses statistical models to estimate the probability of exchange, which is based on historical patterns and projections.

2.20.	Leases

The Company recognizes contracts that meet the definition of a lease as a right of use asset and a lease liability on the date when the underlying asset is available for use.

Right of use assets are measured at cost including the following:

-	The amount of the initial measurement of the lease liability;

-	Lease payment made at or before commencement date;

-	Initial direct costs, and

-	Restoration costs.

The right of use assets are recognized in the statement of financial position in Property, plant and equipment.

Lease liabilities include the net present value of the following payments:

-	Fixed payments including in substance fixed payment.

-	Variable lease payments that depend on an index or a rate;

-	The exercise price of a purchase option, if it is reasonably certain that the option will be exercised.

The discount rate that LATAM Airlines Group S.A. and Subsidiaries uses is the interest rate implicit in the lease, if that rate can be readily determined. This is the rate of interest that causes the present value of (a) lease payments and (b) the unguaranteed residual value to equal the sum of (i) the fair value of the underlying asset and (ii) any initial direct costs of the lessor.

LATAM Airlines Group S.A. and Subsidiaries uses its incremental borrowing rate if the interest rate implicit in the lease cannot be readily determined.

Lease liabilities are recognized in the statement of financial position under “Other financial liabilities, current or non-current”.

Interest accrued on financial liabilities is recognized in the consolidated statement of income in “Financial costs”.

Principal and interest are present in the consolidated cash flow as “Payments of lease liability” and “Interest paid”, respectively, within financing cash flows.

Payments associated with short-term leases without purchase options and leases of low-value assets are recognized on a straight-line basis in profit or loss at the time of accrual. Those payments are presented within operating cash flows.

The Company analyzes the financing agreements of aircraft, mainly considering characteristics such as:

(a)	That the Company initially acquired the aircraft or took an important part in the process of direct acquisition with the manufacturers.

(b)	Due to the contractual conditions, it is virtually certain that the Company will execute the purchase option of the aircraft at the end of the lease term.

Since these financing agreements are “substantially purchases” and not leases, the related liability is considered as a financial debt classified under IFRS 9 and continues to be presented within the “Other financial liabilities” described in Note 18. On the other hand, the aircraft are presented in Property, Plant and Equipment, as described in Note 16, as “own aircraft”.

The Group qualifies as sale and lease transactions, operations that lead to a sale according to IFRS 15. More specifically, a sale is considered as such if there is no option to purchase the goods at the end of the lease term.

If the sale by the seller-lessee is classified as a sale in accordance with IFRS 15, the underlying asset is derecognized, and a right-of-use asset equal to the portion retained proportionally of the amount of the asset is recognized.

If the sale by the seller-lessee is not classified as a sale in accordance with IFRS 15, the transferred assets are kept in the financial statements and a financial liability equal to the sale price is recognized (received from the buyer-lessor).

2.21.	Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.22.	Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of aircraft include in property, plant and equipment, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft on right of use, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some contracts that comply with the definition of lease establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed; and once done, recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.23.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred or accrue.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)	Market risk

Due to the nature of its operations, the Company has exposure to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk (FX), and (iii) interest -rate risk.

The Company has developed manuals and procedures to manage the market risk, which goal is to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For the foregoing, Management monitors the evolution of fuel price levels, exchange rates and interest rates, quantifies their exposures and their risk, and develops and executes hedging strategies.

(i)	Fuel-price risk

Exposure:

For the execution of its operations, the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To hedge the fuel-price risk exposure, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, such as West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which may have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

During the period ended March 31, 2025, the Company recognized losses of US$2.2 million for fuel hedging net of premiums in the costs of sales for the year. During the period ended March 31, 2024, the Company recognized gains of US$19.1 million for fuel hedging net of premiums in the costs of sales for the year.

As of March 31, 2025, the market value of the fuel positions amounted to US$20.5 million (positive). At the end of December 2024, this market value was US$7.7 million (positive).

The following tables show the level of hedge for different periods:

Positions as of March 31, 2025 (*) (Unaudited)	Maturities
	Q225	Q325	Q425	Q126	Total
Percentage of coverage over the expected volume of consumption	52%	39%	32%	3%	32%

Positions as of December 31, 2024 (*)	Maturities
	Q125	Q225	Q325	Q425	Total
Percentage of coverage over the expected volume of consumption	51%	47%	34%	30%	41%

(*) The percentage shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. Therefore, the policy is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity of financial instruments according to reasonable changes in the price of fuel and their effect on equity.

The calculations were made considering a parallel movement of US$5 per barrel in the underlying reference price curve at the end of March 2025 and the end of December 2024. The projection period was defined until the end of the last fuel hedging contract in force, being the last business day of the first trimester of 2026.

Benchmark price (US$ per barrel)	Positions as of March 31, 2025 effect on Equity (MUS$)	Positions as of December 31, 2024 effect on Equity (MUS$)
	Unaudited
+5	+15.4	+15.7
-5	-14.3	-12.8

Given the fuel hedging structure as of the fourth quarter of 2025, which considers a portion free of hedges, a vertical drop of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an impact of approximately US$34.0 million lower fuel cost. For the same period, a vertical rise of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an approximate impact of US$31.9 million in higher fuel costs.

(ii)	Foreign exchange rate risk:

Exposure:

The functional currency of the financial statements of the parent company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company’s business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

The subsidiaries of LATAM are also exposed to foreign exchange risk whose impact affects the Company’s Consolidated Income.

The largest operational exposure to LATAM’s exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian real (R$), and are actively managed by the Company.

At a lower concentration, the Company is also exposed to the fluctuation of other currencies, such as: Euro, Pound sterling, Australian dollar, Colombian peso, Chilean peso, Argentine peso, Paraguayan guarani, Mexican peso, Peruvian Sol and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting hedging or non-hedging derivative instruments or through natural hedges or execution of internal operations.

Exchange Rate Hedging Results (FX):

As of March 31, 2025, the Company recognized losses of US$0.5 million for FX hedging derivatives net of premiums reflected in exchange rate. At the end of March of 2024, the Company recognized losses for US$1.4 million for FX hedging derivatives in exchange rate.

As of March 31, 2025, the market value of hedging FX derivative positions is US$0.1 million (negative). As of December 31, 2024, the market value of the hedging FX derivative positions was US$3.1 million (negative). As of March 31, 2025, the Company has current hedging FX derivatives for US$260 million. . As of December 31, 2024, the Company held hedging FX derivatives of US$165 million.

As of March 31, 2025, the Company holds synthetic deposits totaling US$150 million. The operation consisted of selling USD and purchasing CLP, which were invested at a local interest rate. Simultaneously, a forward contract was entered into to repurchase the USD at maturity, covering both principal and interest. This structure allowed the Company to achieve a higher return in USD compared to a direct investment in that currency.

Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company’s operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

The following table shows the sensitivity of current hedging FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity.

Appreciation (depreciation) of R$/US$	Effect on equity as of March 31, 2025 (MUS$)	Effect on equity as of December 31, 2024 (MUS$)
	Unaudited
-10%	-4.1	-3.6
+10%	+8.0	+1.0

Impact of Exchange rate variation in the Consolidated Income Statements (Foreign exchange gains/losses).

In the case of TAM S.A., whose functional currency is the Brazilian real, a large part of its assets and liabilities is expressed in US dollars. Therefore, when converting financial assets and liabilities, from US dollar to Brazilian reais, they have an impact on the result of TAM S.A., which is consolidated in the Company’s Income Statement.

In order to reduce the impact on the Company’s result caused by appreciations or depreciations of R$/US$, the Company carries out internal operations to reduce the net exposure in US$ for TAM S.A.

The following table shows the impact of the Exchange Rate variation on the Consolidated Income Statement when the R$/US$ exchange rate appreciates or depreciates by 10%:

Appreciation (depreciation) of R$/US$	Effect on Income Statement for the year ended March 31, 2025 (MUS$)	Effect on Income Statement for the year ended March 31, 2024 (MUS$)
	Unaudited	Unaudited
-10%	-58.6	-15.1
+10%	+58.6	+15.1

Impact of the exchange rate variation in the Equity, from translating the subsidiaries financial statements into US Dollars (Cumulative Translate Adjustment).

Since the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income (Cumulative Translation Adjustment) by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries.

The following table shows the impact on the Cumulative Translation Adjustment included in Other comprehensive income recognized in Total equity in the case of an appreciation or depreciation of 10% in the exchange rate R$/US$:

Appreciation (depreciation) of R$/US$	Effect at March 31, 2025 MUS$	Effect at December 31, 2024 MUS$
	Unaudited
-10%	+347.42	+318.51
+10%	-284.25	-260.60

(iii)	Interest -rate risk:

Exposure:

The Company has exposure to fluctuations in interest rates affecting the future cash flows of the assets, and current and future financial liabilities.

The Company is mainly exposed to the Secured Overnight Financing Rate (“SOFR”) and other less relevant interest rates such as Brazilian Interbank Certificates of Deposit (“CDI”) ..

Of the company’s financial debt subject to variable rates, all of the contracts maintain exposure to the SOFR reference rate.

Mitigation:

Currently, 75% (76% as of December 31, 2024) of the debt is fixed against fluctuations in interest rates. The variable debt is indexed to the reference rate based on SOFR.

Likewise, most of the company’s liquidity is denominated in US dollars and indexed to a return rate similar and with a similar fluctuation to the SOFR rate, which helps reduce exposure.

Rate Hedging Results:

During the period ended March 31, 2025, the Company did not recognize any losses for premiums paid. At the end of March of 2024, the Company did not recognize any losses for premiums paid.

As of March 31, 2025, the value of the interest rate derivative positions corresponding to operating leases to fix the income of future plane arrivals amounted to US$2.30 million (positive) (US$4.68 million (positive) as of December 31, 2024)

As of March 31, 2025, the Company did not recognized an increase in the right-of-use asset. As of December 31, 2024, the Company recognized an increase in the right-of-use asset due to the expiration of derivatives for US$0.1 (negative) million associated with the aircraft lease. On this same date, a lower depreciation expense of the right-of-use asset for US$0.5 million (positive) was recognized. At the end of March of 2024, the Company recognized US$0.5 (positive) million for this same concept.

As of March 31, 2025, the Company did not settled derivatives associated with hedges of leased aircraft. As of December 31, 2024, the Company settled derivatives associated with hedges of leased aircraft fo for US$0.1 million (negative).

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease) of future curve SOFR rate	Positions as of March 31, 2025 effect on Income (Loss) before taxes (MUS$)	Positions as of March 31, 2024 effect on Income (Loss) before tax (MUS$)
	Unaudited	Unaudited
+100 basis points	-9.58	-19.99
-100 basis points	+9.58	+19.99

A large part of the derivatives of current rates are recorded as cash flow hedge contracts, therefore, a variation in interest rates has an impact on the market value of the derivatives, whose changes affect the equity of the entity.

Increase (decrease) interest rate curve	Positions as of March 31, 2025 effect on equity (MUS$)	Positions as of December 31, 2024 effect on equity (MUS$)
	Unaudited
+100 basis points	+8.4	+5.90
-100 basis points	-6.5	-6.30

The calculations were made by vertically increasing (decreasing) 100 basis points of the interest rate curve, both scenarios being reasonably possible according to historical market conditions.

The sensitivity calculation hypothesis must assume that the forward curves of interest rates will not necessarily reflect the real value of the compensation of the flows. In addition, the interest rate structure is dynamic over time.

During the period ended March 31, 2025, the Company did not record any losses for ineffectiveness in the consolidated income statement for this type of coverage.

(b)	Credit risk

Credit risk occurs when the counterparty does not comply with its obligations to the Company under a specific contract or financial instrument, resulting in a loss in the market value of a financial instrument (only financial assets, not liabilities). The customer portfolio as of March 31, 2025 has experienced an increased 7% compared to the balance as of December 31, 2024, mainly due to an increase in passenger transportation operations (travel agencies and corporate) which increased by 23% in its sales, mainly affecting the payment methods credit card 25%, and cash sales 18%. In relation to the cargo business, it presented a decrease in its operations of 10% compared to December 2024. There was special consideration for the Expected Credit Loss calculation for the clients with balance at the year end that management considered risky. The Expected Credit Loss at the end of March 2025 had an increase by 4% compared to the end of December 2024, as a result of the increase in the portfolio.

The Company is exposed to credit risk due to its operational activities and its financial activities, including deposits with banks and financial institutions, investments in other types of instruments, exchange rate transactions and derivatives contracts.

To reduce the credit risk related to operational activities, the company has implemented credit limits to limit the exposure of its debtors, which are permanently monitored for the LATAM network, when deemed necessary, agencies have been blocked for cargo and passenger businesses.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds and short-term mutual funds. These investments are booked as Cash and cash equivalents and other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) its credit rating, and (ii) investment limits according to the Company’s level of liquidity. According to these two parameters, the Company chooses the most restrictive parameter of the previous two and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association (“IATA”), international organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, it is excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

Under certain of the Company’s credit card processing agreements, the financial institutions have the right to require that the Company maintain a reserve equal to a portion of advance ticket sales that have been processed by that financial institution, but for which the Company has not yet provided the air transportation. Additionally, the financial institutions have the ability to require additional collateral reserves or withhold payments related to receivables to be collected if increased risk is perceived related to liquidity covenants in these agreements or negative balances occur.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Billing Settlement Plan (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities.

The sales invoicing of TAM Linhas Aéreas S.A. related with cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aereas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to mitigate the exposure of their debtors which are monitored permanently .. The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)	Liquidity risk

Liquidity risk represents the risk that the Company does not have sufficient funds to pay its obligations.

Due to the cyclical nature of its business, the operation and investment needs, along with the need for financing, the Company requires liquid funds, defined as Cash and cash equivalents plus other short-term financial assets, to meet its payment obligations.

The balance of liquid funds, future cash generation and the ability to obtain financing, provide the Company with alternatives to meet future investment and financing commitments.

As of March 31, 2025, the balance of liquid funds is US$2,148 million ((US$1,958 million as of December 31, 2024), which are invested in short-term instruments through financial entities with a high credit rating classification.

As of March 31, 2025, LATAM maintains three Revolving Credit Facility for a total of US$1,850 million, one for an amount of US$800 million, another for an amount of US$750 million and the last one for US$300 million. The first two are fully available whilst the third has US$25 million undrawn and available. With this, the sum of the three committed credit lines amounts to a total of US$1,575 million. The first of these lines is secured by and subject to the availability of certain collateral (i.e. aircraft, engines and spare parts). The second one, is secured by certain intangibles assets of the Company, which are shared with both international bonds. The third is collateralized by spare engines. (See Note 31)

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2025 (Unaudited)

Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2 Chile.

					More than	More than	More than
					90 days	one to	three to	More than				Annual
		Creditor		Up to	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	90 days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	—	3,143	6,233	6,233	177,652	193,261	155,832	To the expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	101,938	101,938	407,750	1,107,750	1,455,125	3,174,501	2,100,000	To the expiration	10.69	9.71
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	6	6	3	To the expiration	1.00	1.00

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	5,604	16,229	41,581	41,189	96,371	200,974	156,398	Quarterly	5.92	5.92
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	5,523	16,098	41,515	40,048	28,045	131,229	111,767	Quarterly/Monthly	7.69	7.69
0-E	BOCOMM	Ireland	US$	3,999	11,752	30,302	28,660	160,751	235,464	148,958	Quarterly	6.42	6.42

Other guaranteed obligation
0-E	EXIM BANK	U.S.A.	US$	5,445	16,365	43,593	32,829	—	98,232	94,104	Quarterly	2.29	2.05
0-E	CREDIT AGRICOLE	France	US$	4,270	13,241	35,021	288,157	—	340,689	275,012	To the expiration	6.65	6.65

Financial lease
0-E	NATIXIS	France	US$	9,741	28,506	72,362	113,771	9,133	233,513	185,282	Quarterly	6.57	6.57
0-E	US BANK	U.S.A.	US$	6,573	—	—	—	—	6,573	6,521	Quarterly	4.93	3.44
0-E	EXIM BANK	U.S.A.	US$	29,975	77,454	172,972	93,380	30,652	404,433	380,083	Quarterly	3.88	3.05
0-E	BANK OF UTAH	U.S.A.	US$	5,923	17,824	56,214	52,028	81,640	213,629	161,388	Monthly	10.71	10.71

	TOTAL			178,991	302,550	907,543	1,804,045	2,039,375	5,232,504	3,775,348

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2025 (Unaudited)
Debtor: TAM S.A. Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
					90 days	one to	three to	More than				Annual
		Creditor		Up to	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	90 days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial leases
0-E	NATIXIS	France	US$	510	1,530	11,416	—	—	13,456	13,456	Quarterly	—	—

	TOTAL			510	1,530	11,416	—	—	13,456	13,456

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2025 (Unaudited)
Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
	AIRCRAFT	OTHERS	US$	168,419	494,907	1,140,904	922,133	1,703,927	4,430,290	3,061,863	—	—	—
	OTHER ASSETS	OTHERS	US$	3,242	10,161	27,963	22,985	76,147	140,498	93,341	—	—	—
			CLP	2,451	7,331	18,572	14,431	34,771	77,556	46,678	—	—	—
			UF	531	1,550	3,329	2,498	3,559	11,467	8,695	—	—	—
			COP	442	1,279	1,877	145	—	3,743	2,806	—	—	—
			EUR	36	104	48	8	—	196	157	—	—	—
			BRL	5,276	13,589	19,876	13,918	20,432	73,091	41,452	—	—	—
			MXN	80	143	6	—	—	229	212	—	—	—
Trade and other accounts payables
-	OTHERS	OTHERS	US$	2,044,827	1,875	—	—	—	2,046,702	2,046,702	—	—	—
			CLP	136,447	1,501	—	—	—	137,948	137,948	—	—	—
			BRL	211,283	789	—	—	—	212,072	212,072	—	—	—
			Other currency	183,385	397	—	—	—	183,782	183,782	—	—	—
Accounts payable to related parties currents
Foreign	Qatar Airways	Qatar	US$	29,405	1,018	—	—	—	30,423	30,423	—	—	—
Foreign	Delta Air Lines, Inc.	U.S.A	US$	29,444	1,220	—	—	—	30,664	30,664	—	—	—
97.004.000-5	Banco de Chile on behalf of State Street	Chile	US$	77,252	—	—	—	—	77,252	77,252	—	—	—
76.183.853-9	Costa Verde Inversiones Financieras S.A.	Chile	US$	3,197	—	—	—	—	—	—	—	—	—
81.062.300-4	Costa Verde Aeronáutica S.A.	Chile	US$	11,535	—	—	—	—	—	—	—	—	—
76.180.506-1	Inv. Costa Verde Ltda. y cía. en CPA	Chile	US$	4	—	—	—	—	—	—	—	—	—
	Total			2,907,256	535,864	1,212,575	976,118	1,838,836	7,470,649	5,988,783
	Total consolidated			3,086,757	839,944	2,131,534	2,780,163	3,878,211	12,716,609	9,777,587

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2024

Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2 Chile.

					More than	More than	More than
					90 days	one to	three to	More than				Annual
		Creditor		Up to	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	90 days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	—	2,970	5,889	5,889	168	182,578	147,217	To the expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	203,875	407,750	1,107,750	1,455	3,174,500	2,100,000	To the expiration	10.69	9.71
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	—	6	3	To the expiration	1.00	1.00

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	5,996	17,263	45,343	43,928	105	217,470	159,624	Quarterly	6.03	6.03
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	5,770	17,015	43,945	41,683	34	142,110	115,727	Quarterly/Monthly	7.73	7.73
0-E	BOCOMM	Ireland	US$	2,724	8,158	20,911	19,790	110	161,860	100,000	Quarterly	6.42	6.42

Other guaranteed obligation
0-E	EXIM BANK	U.S.A.	US$	5,447	16,392	43,700	38,590	14	104,143	99,109	Quarterly	2.29	2.05
0-E	CREDIT AGRICOLE	France	US$	4,097	13,097	35,021	292,571	—	344,786	275,012	To the expiration	6.63	6.63

Financial lease
0-E	NATIXIS	France	US$	10,319	29,916	77,088	112,238	24,493	254,054	191,383	Quarterly	6.73	6.73
0-E	US BANK	U.S.A.	US$	11,210	6,710	—	—	—	17,920	17,492	Quarterly	4.88	3.40
0-E	EXIM BANK	U.S.A.	US$	36,227	82,640	180,932	108,316	37	444,817	413,072	Quarterly	4.00	3.17
0-E	BANK OF UTAH	U.S.A.	US$	5,981	18,001	51,307	60,431	86,947	222,667	161,870	Monthly	10.71	10.71
	TOTAL			87,771	416,037	911,886	1,831,186	2,020,031	5,266,911	3,780,509

(●)	Obligation with creditors for executed letters of credit.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2024

Debtor: TAM S.A. Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
					90 days	one to	three to	More than				Annual
		Creditor		Up to	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	90 days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial leases
0-E	NATIXIS	France	US$	510	1,530	4,080	7,846	—	13,966	13,966	Quarterly	—	—
	TOTAL			510	1,530	4,080	7,846	—	13,966	13,966

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2024

Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
	AIRCRAFT	OTHERS	US$	144,076	507,305	1,171,362	958,537	1,718,984	4,500,264	3,174,757	—	—	—
	OTHER ASSETS	OTHERS	US$	3,717	11,276	31,723	27,462	90,051	164,229	88,854	—	—	—
			CLP	1,535	4,604	11,441	10,263	29,935	57,778	36,151	—	—	—
			UF	1,264	3,757	9,241	6,523	3,631	24,416	21,425	—	—	—
			COP	344	1,016	1,784	56	—	3,200	2,829	—	—	—
			EUR	31	92	58	8	—	189	183	—	—	—
			BRL	3,072	8,322	18,727	12,425	18,256	60,802	38,082	—	—	—
			MXN	87	217	11	—	—	315	299	—	—	—
Trade and other accounts payables
-	OTHERS	OTHERS	US$	1,291,259	6,478	—	—	—	1,297,737	709,933	—	—	—
			CLP	65,753	193	—	—	—	65,946	64,317	—	—	—
			BRL	224,513	6,621	—	—	—	231,134	409,474	—	—	—
			Other currency	172,749	4,534	—	—	—	177,283	118,189	—	—	—
Accounts payable to related parties currents
Foreign	Qatar Airways	Qatar	US$	—	3,576	—	—	—	3,576	3,576	—	—	—
Foreign	Delta Air Lines, Inc.	U.S.A	US$	—	9,299	—	—	—	9,299	9,299	—	—	—

	Total			1,908,400	567,290	1,244,347	1,015,274	1,860,857	6,596,168	4,677,368
	Total consolidated			1,996,681	984,857	2,160,313	2,854,306	3,880,888	11,877,045	8,471,843

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions.

As of March 31, 2025, the Company maintains guarantees for US$0.5 million corresponding to derivative transactions. The decrease is due to: i) Lower collateral transfers to bank counterparties at the time of contract closing and ii) changes in fuel prices, exchange rates and interest rates. At the end of 2023, the Company had guarantees for US$0.5 million corresponding to derivative transactions.

3.2.	Capital risk management

The objectives of the Company, in relation to capital management are: (i) to meet the minimum equity requirements and (ii) to maintain an optimal capital structure.

The Company monitors contractual obligations and regulatory requirements in the different countries where the group’s companies are domiciled to ensure faithful compliance with the minimum equity requirement, the most restrictive limit of which is to maintain positive liquid equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to ensure that it has sufficient cash generation alternatives to meet future investment and financing commitments.

The Company’s international credit rating is the result of its ability to meet its long-term financial commitments. As of March 31, 2025, The Company has a national scale rating of BBB+ with positive outlook by Fitch and a rating of BBB with positive outlook by Feller. On an international scale, it has a rating of BB with a positive outlook by Standard & Poor’s, a rating of Ba2 with a stable outlook by Moody’s and a rating of BB- with a positive outlook by Fitch.

3.3.	Estimates of fair value.

At March 31, 2025, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Derivative financial instruments:

This category includes the following instruments:

-	Fuel derivative contracts,

-	Currency derivative contracts,

-	Interest rate derivative contracts.

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent).

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of March 31, 2025				As of December 31, 2024
		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Assets
Cash and cash equivalents	103,175	103,175	—	—	77,313	77,313	—	—
Short-term mutual funds	103,175	103,175	—	—	77,313	77,313	—	—

Other financial assets, current	23,057	—	23,057	—	15,565	—	15,565	—
Fair value interest rate derivatives	2,287	—	2,287	—	4,676	—	4,676	—
Fair value of fuel derivatives	20,475	—	20,475	—	7,747	—	7,747	—
Fair value of foreign currency derivative	295	—	295	—	3,142	—	3,142	—

Liabilities

Other financial liabilities, current	439	—	439	—	—	—	—	—
Fair value of foreign currency derivatives	439	—	439	—	—	—	—	—

Additionally, at March 31, 2025, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of March 31, 2025		As of December 31, 2024
	Book value	Fair value	Book value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	2,043,124	2,043,124	1,880,475	1,880,475
Cash on hand	1,988	1,988	1,885	1,885
Bank balance	956,981	956,981	664,173	664,173
Overnight	92,418	92,418	103,761	103,761
Time deposits	991,737	991,737	1,110,656	1,110,656
Other financial assets, current	60,067	60,067	51,730	51,730
Other financial assets	60,067	60,067	51,730	51,730
Trade debtors, other accounts receivable and Current accounts receivable	1,243,672	1,243,672	1,163,707	1,163,707
Accounts receivable from entities related, current	12	12	25	25
Other financial assets, non-current	56,028	56,028	53,772	53,772
Accounts receivable, non-current	12,627	12,627	12,342	12,342

Other current financial liabilities	688,941	835,088	635,213	837,181
Accounts payable for trade and other accounts payable, current	2,580,504	2,580,504	2,133,572	2,133,572
Accounts payable to entities related, current	153,075	153,075	12,875	12,875
Other financial liabilities, non current	6,401,970	6,238,976	6,515,238	6,361,620
Accounts payable, non current	468,773	468,773	491,762	491,762

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end. The book value of Other financial liabilities, current or non-current, do not include lease liabilities.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record some of the assets, liabilities, revenue, expenses and commitments. Basically, these estimates refer to:

(a)	Impairment of Intangible asset with indefinite useful life

Management conducts an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. For this assessment, the Company has determined the existence of a single CGU corresponding to Air Transport. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit (CGU) exceeds its recoverable amount.

The recoverable value of this cash-generating unit (CGU) has been determined based on value-in-use calculations. Management’s value-in-use calculations included significant judgments and assumptions relating to revenue growth rates, exchange rates, discount rates, inflation rates, fuel price. The estimation of these assumptions requires significant judgment by management as these variables are inherently uncertain; however, the assumptions used are consistent with the Company’s forecasts approved by management. Therefore, management evaluates and updates the estimates as necessary in light of conditions that affect these variables. The main assumptions used as well as the corresponding sensitivity analyses are shown in Note 15.

(b)	Depreciation expense and impairment of Properties, Plant and Equipment

The depreciation of assets is calculated based on a straight-line basis, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according to the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may result in a useful life different from what has been estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

The residual values are estimated according to the market value that the assets will have at the end of their life. The residual value and useful life of the assets are reviewed, and adjusted if necessary, once a year. When the value of an asset is greater than its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

The Company has concluded that the Properties, Plant and Equipment cannot generate cash inflows to a large extent independent of other assets, therefore the impairment assessment is made as an integral part of the only Cash Generating Unit maintained by the Company, Air Transport. The Company checks when there are signs of impairment, whether the assets have suffered any impairment losses at the Cash Generated Unit level.

(c)	Recoverability of deferred tax assets

Management records deferred taxes on the temporary differences that arise between the tax bases of assets and liabilities and their amounts in the financial statements. Deferred tax assets on tax losses are recognized to the extent that it is probable that future tax benefits will be available to offset temporary differences.

The Company applies significant judgment in evaluating the recoverability of deferred tax assets. In determining the amounts of the deferred tax asset to be accounted for, management considers tax planning strategies, historical profitability, projected future taxable income (considering assumptions such as: growth rate, exchange rate, discount rate and fuel price consistent with those used in the impairment analysis of the group’s cash-generating unit) and the expected timing of reversals of existing temporary differences.

(d)	Air tickets sold that will not be finally used.

The Company records the sale of air tickets as deferred revenue. Ordinary revenue from the sale of tickets is recognized in the statement of income when the passenger transportation service is provided or expires due to non-use. The Company evaluates the probability of expiration of air tickets on a monthly basis, based on the history of use. A change in this probability could impact revenue in the year in which the change occurs and in future years.

As of March 31, 2025, deferred revenues associated with air tickets sold amount to ThUS$1,999,393 (ThUS$2,012,661 as of December 31, 2024). A hypothetical change of one percentage point in the probability of expiration of up to ThUS$10,152 per month (ThUS$10,016 as of December 31, 2024).

(e)	Valuation of the miles awarded to the holders of the loyalty programs, pending use - breakage.

As of March 31, 2025, deferred revenue associated with the LATAM Pass loyalty program from Spanish-speaking countries totalized ThUS$914,466 (ThUS$949,495 as of December 31, 2024). An hypothetical change of one percentage point in the probability of redemption would translate into a cumulative impact of ThUS$33,970 on the results of 2025 (ThUS$31,965 as of March 31, 2024). Deferred revenue associated with the LATAM Pass Brazil loyalty program totalized ThUS$219,455 as of March 31, 2025 (ThUS$203,058 as of December 31, 2024). An hypothetical change of one percentage point in the exchange probability would result in an accumulated impact of ThUS$6,190 on the results of 2025 (ThUS$4,998 as of March 31, 2024).

Management, with the assistance of an external specialist, used statistical models to estimate the miles awarded that will not be redeemed by the program’s members (breakage) which involved significant judgments and assumptions relating to the historical redemption and expiration activity and forecasted redemption and expiration patterns.

As of January 1, 2025, the LATAM Pass Brazil program has changed the denomination of its accumulation and redemption unit, adopting the name “LATAM Pass miles” instead of “LATAM Pass points.”

(f)	Legal Contingencies

In the case of known contingencies, the Company records a provision when it has a present obligation, whether legal or constructive, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the obligation amount can be made. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events, the likelihood of loss being incurred and when determining whether a reliable estimate of the loss can be made. The Company assesses its liabilities and contingencies based upon the best information available, uses the knowledge, experience and professional judgment to the specific characteristics of the known risks. This process facilitates the early assessment and quantification of potential risks in individual cases or in the development of contingent matters. If we are unable to reliably estimate the obligation or conclude no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but the contingency is disclosed in the notes to the consolidated financial statements.

Company recognized as the present obligation under an onerous contract as a provision when a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

(g)	Leases

In year 2022, as a result of the arrival of new aircraft and the significant change in the flows of many current contracts, the Company evaluated the relevance in the current scenario of continuing to use the implicit rate, a methodology used in recent years, or whether it should in instead use a different approximation for calculating the rate. It was concluded that the implicit rate was not being able to reflect the economic environment in which the company operates, therefore it was not accurately representing the Company’s indebtedness conditions. Because of this, all new contracts entered into from 2022 and all contracts that were modified from 2022 used the incremental rate. Existing contracts that remained unchanged continued using the original implicit discount rate.

(i)	Discount rate

To determine the present value of lease payments, the Company uses the implicit rate in the contracts when it is easily determinable. Otherwise, it uses the lessee’s estimated incremental borrowing rate, which is derived from the information available at the lease commencement date. We consider our recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates. A one percentage point decrease in our estimate of the rates used in determining the current lease liabilities for the registered fleet as of March 31, 2025, would increase the lease liability by approximately US$113 million (US$119 million as of December 31, 2024).

(ii)	Lease term

In determining the lease term, all facts and circumstances that create an economic incentive to exercise an extension option are considered. Extension options (or periods after termination options) are only included in the lease term if it is reasonably certain that the lease will be extended (or not terminated). This is reviewed if a significant event or significant change in circumstances occurs that affects this assessment and is within the lessee’s control.

These estimates are made based on the best information available on the events analyzed.

In any case, it is possible that events that may take place in the future make it necessary to modify them in future periods, which would be done prospectively.

NOTE 5 - SEGMENT INFORMATION

As of March 31, 2025, the Company considers that it has a single operating segment, Air Transport. This segment corresponds to the route network for air transport and is based on the way in which the business is managed, according to the centralized nature of its operations, the ability to open and close routes, as well as reassignment (airplanes, crew, personnel, etc.) within the network, which implies a functional interrelation between all of them, making them inseparable. This segment definition is one of the most common in the worldwide airline industry.

The Company’s revenues by geographic area are as follows:

	For the period ended March 31,
	2025	2024
	ThUS$	ThUS$
	Unaudited
Peru	308,229	269,152
Argentina	91,918	74,829
U.S.A.	378,500	323,692
Europe	257,244	244,908
Colombia	174,466	170,625
Brazil	1,292,593	1,418,423
Ecuador	101,666	93,417
Chile	557,660	501,787
Asia Pacific and rest of Latin America	186,202	170,366
Income from ordinary activities	3,348,478	3,267,199
Other operating income	62,123	54,134

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Cash on hand	1,988	1,885
Bank balances (1)	956,981	664,173
Overnight	92,418	103,761
Total Cash	1,051,387	769,819
Cash equivalents
Time deposits	991,737	1,110,656
Mutual funds	103,175	77,313
Total cash equivalents	1,094,912	1,187,969
Total cash and cash equivalents	2,146,299	1,957,788

(1) As of March 31, 2025, within the item bank balances are ThUS$879,217 related to banks accounts that pay interest to the Company for the daily or monthly balances (ThUS$590,463 as of December 31, 2024)

Cash and cash equivalents are denominated in the following currencies:

Currency	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Argentine peso	6,924	4,228
Brazilian real	315,285	347,041
Chilean peso	193,976	17,943
Colombian peso	38,607	19,042
Euro	18,358	15,721
US Dollar	1,522,899	1,508,548
Pound Sterling	4,730	2,069
Mexican peso	8,921	4,222
R.P. Chinese Yuan	14,803	21,585
Other currencies	21,796	17,389
Total	2,146,299	1,957,788

NOTE 7 - FINANCIAL INSTRUMENTS

Financial instruments by category

As of March 31, 2025 (Unaudited)

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	2,043,124	103,175	—	2,146,299
Other financial assets, current	60,067	—	23,057	83,124
Trade and others accounts receivable, current	1,243,672	—	—	1,243,672
Accounts receivable from related entities, current	12	—	—	12
Other financial assets, non current	56,028	—	—	56,028
Accounts receivable, non current	12,627	—	—	12,627
Total	3,415,530	103,175	23,057	3,541,762

Liabilities	Measured at amortized cost	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	688,941	439	689,380
Trade and others accounts payable, current	2,580,504	—	2,580,504
Accounts payable to related entities, current	153,075	—	153,075
Other financial liabilities, non-current	6,401,970	—	6,401,970
Accounts payable, non-current	468,773	—	468,773
Total	10,293,263	439	10,293,702

As of December 31, 2024

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,880,475	77,313	—	1,957,788
Other financial assets, current	51,730	—	15,565	67,295
Trade and others accounts receivable, current	1,163,707	—	—	1,163,707
Accounts receivable from related entities, current	25	—	—	25
Other financial assets, non current	53,772	—	—	53,772
Accounts receivable, non current	12,342	—	—	12,342
Total	3,162,051	77,313	15,565	3,254,929

Liabilities	Measured at amortized cost	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	635,213	—	635,213
Trade and others accounts payable, current	2,133,572	—	2,133,572
Accounts payable to related entities, current	12,875	—	12,875
Other financial liabilities, non-current	6,515,238	—	6,515,238
Accounts payable, non-current	491,762	—	491,762
Total	9,788,660	—	9,788,660

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Trade accounts receivable	1,211,904	1,132,923
Other accounts receivable	102,310	99,063
Total trade and other accounts receivable	1,314,214	1,231,986
Less: Expected credit loss	(57,915)	(55,937)
Total net trade and accounts receivable	1,256,299	1,176,049
Less: non-current portion – accounts receivable	(12,627)	(12,342)
Trade and other accounts receivable, current	1,243,672	1,163,707

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the Company groups accounts receivable for passenger and cargo transportation depending on the characteristics of shared credit risk and maturity.

	As of March 31, 2025			As of December 31, 2024
Portfolio maturity	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$
		Unaudited
Up to date	1%	1,077,359	(10,259)	1%	961,457	(12,550)
From 1 to 90 days	2%	81,808	(1,754)	1%	122,350	(1,438)
From 91 to 180 days	24%	7,805	(1,897)	15%	6,510	(978)
From 181 to 360 days	76%	3,873	(2,946)	67%	4,960	(3,325)
Over 360 days	100%	41,059	(41,059)	100%	37,646	(37,646)
Total		1,211,904	(57,915)		1,132,923	(55,937)

(1)	Corresponds to the consolidated expected rate of accounts receivable.

(2)	The gross book value represents the maximum credit risk value of trade accounts receivables.

Currency balances composition of Trade and other accounts receivable and non-current accounts receivable are as follow:

Currency	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Argentine Peso	10,880	8,968
Brazilian Real	828,694	722,208
Chilean Peso	73,724	71,628
Colombian Peso	16,932	16,032
Euro	91,660	96,438
US Dollar	205,671	224,169
Australian Dollar	8,360	5,457
Japanese Yen	5,014	4,998
Pound Sterling	6,353	8,488
Other Currencies	9,011	17,663
Total	1,256,299	1,176,049

Movements of the expected credit losses of Trade accounts receivables are as follows:

	Opening balance	Write-offs	(Increase) Decrease	Closing balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2024 (Unaudited)	(64,778)	4,966	410	(59,402)
From April 1 to December 31, 2024 (Unaudited)	(59,402)	(388)	3,853	(55,937)
From January 1 to March 31, 2025 (Unaudited)	(55,937)	41	(2,019)	(57,915)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

The historical and current renegotiations are not significant, and the policy is to analyze case by case to classify them according to the existence of risk, determining they need to be reclassified to pre-judicial collection accounts.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of March 31, 2025 (Unaudited)			As of December 31, 2024
	Gross exposure according to balance	Gross impaired exposure	Exposure net of risk concentrations	Gross exposure according to balance	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	1,211,904	(57,915)	1,153,989	1,132,923	(55,937)	1,076,986
Other accounts receivable	102,310	—	102,310	99,063	—	99,063

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)	Accounts Receivable

Tax No.	Related party	Relationship	Country of origin	Currency	As of March 31, 2025	As of December 31, 2024
					ThUS$	ThUS$
					Unaudited
76.335.600-0	Parque de Chile S.A.	Related director	Chile	CLP	—	2
96.810.370-9	Inversiones Costa Verde S.A.	Related director	Chile	CLP	12	21
76.115.378-1	Costa Verde Portafolio S.A.	Related director	Chile	CLP	—	2
	Total current assets				12	25

(b)	Accounts payable

					Current liabilities
Tax No.	Related party	Relationship	Country of origin	Currency	As of March 31, 2025	As of December 31, 2024
					ThUS$	ThUS$
					Unaudited
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	30,423	3,576
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A.	US$	30,664	9,299
97.004.000-5	Banco de Chile on behalf of State Street	Shareholder	Chile	US$	77,252	—
76.183.853-9	Costa Verde Inversiones Financieras S.A.	Related director	Chile	US$	3,197	—
81.062.300-4	Costa Verde Aeronáutica S.A.	Shareholder	Chile	US$	11,535	—
76.180.506-1	Inv. Costa Verde Ltda. y cía. en CPA	Related director	Chile	US$	4	—
	Total current liabilities				153,075	12,875

Transactions between related parties have been carried out on arm’s length conditions between interested and duly-informed parties. The transaction terms for the liabilities of the period 2025 correspond from 30 days to 1 year of maturity, and the nature of the settlement of transactions are monetary.

NOTE 10 - INVENTORIES

The composition of Inventories is as follows:

	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Technical stock (*)	413,100	390,259
Non-technical stock (**)	47,015	48,271
Total	460,115	438,530

(*)	Correspond to spare parts and materials that will be used in both own and third-party maintenance services.

(**)	Consumption of on-board services, uniforms and other indirect materials

These are valued at their average acquisition cost net of their obsolescence provision according to the following detail:

	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Provision for obsolescence Technical stock	76,000	76,167
Provision for obsolescence Non-technical stock	12,317	8,700
Total	88,317	84,867

The resulting amounts do not exceed the respective net realization values.

As of March 31, 2025, the Company registered ThUS$39,966 (ThUS$65,247 for the period ended March 31, 2024), the income statements, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

(a)	The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(1) Other financial assets

Deposits in guarantee (aircraft)	23,281	23,057	33,266	32,214	56,547	55,271
Guarantees for margins of derivatives	—	466	—	—	—	466
Other investments	—	—	493	493	493	493
Other guarantees given	36,786	28,207	22,269	21,065	59,055	49,272
Subtotal of other financial assets	60,067	51,730	56,028	53,772	116,095	105,502

(2) Hedging derivative asset

Fair value of interest rate derivatives	2,287	4,676	—	—	2,287	4,676
Fair value of foreign currency derivatives	295	3,142	—	—	295	3,142
Fair value of fuel price derivatives	20,475	7,747	—	—	20,475	7,747
Subtotal of derivative assets	23,057	15,565	—	—	23,057	15,565
Total Other Financial Assets	83,124	67,295	56,028	53,772	139,152	121,067

The different derivative hedging contracts maintained by the Company are described in Note 18.

(b)	The balances composition by currencies of the Other financial assets are as follows:

Type of currency	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Brazilian real	19,296	13,323
Chilean peso	3,248	3,006
Colombian peso	872	1,216
Euro	4,930	4,646
U.S.A dollar	107,922	96,359
Other currencies	2,884	2,517
Total	139,152	121,067

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Advance payments
Aircraft insurance and other	23,707	31,465	—	—	23,707	31,465
Others	7,040	7,097	27,548	24,156	34,588	31,253
Subtotal advance payments	30,747	38,562	27,548	24,156	58,295	62,718

(b) Contract assets (1)
GDS costs	22,610	23,078	—	—	22,610	23,078
Credit card commissions	35,392	33,590	—	—	35,392	33,590
Travel agencies commissions	9,315	8,898	—	—	9,315	8,898
Subtotal advance payments	67,317	65,566	—	—	67,317	65,566

(c) Other assets
Sales tax	131,266	98,142	7,911	6,900	139,177	105,042
Other taxes	1,218	226	—	—	1,218	226
Contributions to the International Aeronautical Telecommunications Society (“SITA”)	779	628	120	271	899	899
Contributions to Aeronautical Service Companies	—	—	60	60	60	60
Judicial deposits	—	537	62,757	58,029	62,757	58,566
Subtotal other assets	133,263	99,533	70,848	65,260	204,111	164,793
Total Other Non - Financial Assets	231,327	203,661	98,396	89,416	329,723	293,077

(1)	Movement of Contracts assets:

	Initial balance	Activation	Cumulative translation adjustment	Amortization	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2024 (Unaudited)	72,359	60,704	(951)	(68,470)	63,642
From April 1 to December 31, 2024 (Unaudited)	63,642	172,868	(5,226)	(165,718)	65,566
From January 1 to March 31, 2025 (Unaudited)	65,566	52,490	1,342	(52,081)	67,317

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal group classified as held for sale at March 31, 2025 and December 31, 2024, are detailed below:

	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Current assets
Aircraft	10,337	29,063
Engines and rotables	—	75
Total	10,337	29,138

The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in Note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the exercise.

Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale.

During 2020, 11 Boeing 767 aircraft were transferred from the property, plant and equipment to non-current assets item or groups of assets for disposal classified as held for sale. During 2021, the sale of 5 aircraft was completed. During the year 2022, the sale of 3 aircraft was completed and during the year 2023, the sale of 1 aircraft was completed. During 2025, the sale of 1 aircraft was completed

During 2022, 28 Airbus A319 family aircraft were transferred from property, plant and equipment to non-current assets or asset groups for disposal classified as held for sale. Additionally, adjustments for US$345 million in expenses were recognized within results as part of Other gains (losses) to record these assets at their net realizable value. During 2023, the engines associated with these aircraft were added, generating additional adjustments of US$39 million, which were recorded in the result as part of Other gains (losses), in order to register these assets at their net realizable value. During the year 2024, the sale of 26 aircraft was completed. During 2025 the sale of 2 aircraft was completed.

During 2022, 6 aircraft and 8 engines of the Airbus A320 family were transferred from property, plant and equipment to non-current assets or asset groups for disposal classified as held for sale. During 2022, the sale of 3 aircraft was completed. During 2023, the sale of 2 aircraft and 8 engines were completed. During 2024, the sale of 1 aircraft was completed. During 2022, adjustments for US$25 million of expenses were recognized to record these assets at their net realizable value. Since the fleet restructuring process had already been completed, these adjustments were recorded in results as part of Other expenses by function.

During 2023, 6 Airbus A320 aircraft were transferred from the property, plant, and equipment category to the non-current assets or asset groups held for sale category. Additionally, during 2023, adjustments of US$9 million in expenses were recognized to record these assets at their net realizable value. These adjustments were recorded in the results as part of Other expenses by function. During 2024, the sale of 6 aircraft was completed.

During 2023, 1 Boeing 767 family aircraft was transferred from Property, plant and equipment to non-current assets or asset groups for disposal classified as held for sale. Additionally, adjustments for US$3 million in expenses were recognized within results as part of Other expenses by function to record these assets at their net realizable value. As of 2024, the sale of 1 Boeing 767 family aircraft was completed.

The detail of the fleet classified as non-current assets and disposal group classified as held for sale is as follows:

Aircraft	Model	As of March 31, 2025	As of December 31, 2024
		Unaudited
Boeing 767	300F	1	2
Airbus A319 (*)	100	—	2
Total		1	4

(*)	As of March 31, 2025, 2 aircraft Airbus A319 aircraft were sold and incorporated into the property, plant and equipment. As of December 31, 2024 6 Airbus A320 aircraft and 28 Airbus A319 aircraft were sold and incorporated into the property, plant and equipment as a result of a sale and lease contract (see Note 16).

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)	Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries:

			Ownership
Name of significant subsidiary	Country of incorporation	Functional currency	As of March 31, 2025	As of December 31, 2024
			%	%
			Unaudited
Latam Airlines Perú S.A.	Peru	US$	99.81000	99.81000
Lan Cargo S.A.	Chile	US$	99.89810	99.89810
Línea Aérea Carguera de Colombia S.A.	Colombia	US$	90.46000	90.46000
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional S.A.	Colombia	COP	99.23168	99.23168
TAM Linhas aéreas S.A.	Brazil	BRL	100.00000	100.00000
ABSA Aerolimhas Brasileiras S.A.	Brazil	US$	100.00000	100.00000
Transportes Aéreos del Mercosur S.A.	Paraguay	PYG	94.98000	94.98000

The consolidated subsidiaries do not have significant restrictions for transferring funds to the parent company.

Summary financial information of significant subsidiaries

	Statement of financial position as of March 31, 2025						Statement of Income for the 3 months period ended at March 31, 2025
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited						Unaudited
Latam Airlines Perú S.A.	459,375	416,101	43,274	365,079	341,664	23,415	461,554	22,617
Lan Cargo S.A.	479,854	163,415	316,439	262,395	183,101	79,294	108,577	(9,170)
Línea Aérea Carguera de Colombia S.A.	170,990	34,815	136,175	46,413	46,179	234	62,549	11,686
Transporte Aéreo S.A.	238,241	16,211	222,030	130,002	101,875	28,127	23,177	(7,653)
Latam Airlines Ecuador S.A.	157,506	151,772	5,734	147,567	130,914	16,653	82,299	(1,891)
Aerovías de Integración Regional S.A.	181,670	171,101	10,569	175,438	170,187	5,251	148,404	(3,250)
TAM Linhas Aéreas S.A.	3,912,644	2,341,218	1,571,426	2,363,266	1,679,975	683,291	1,467,808	25,688
ABSA Aerolinhas Brasileiras S.A.	433,729	427,050	6,679	473,905	453,466	20,439	41,233	789
Transportes Aéreos del Mercosur S.A.	42,784	40,208	2,576	22,821	20,969	1,852	15,315	4,473

	Statement of financial position as of December 31, 2024						Statement of Income for the 3 months period ended at March 31, 2024
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Latam Airlines Perú S.A.	437,768	401,748	36,020	366,089	342,838	23,251	428,041	37,726
Lan Cargo S.A.	490,550	169,684	320,866	263,747	184,144	79,603	109,184	12,417
Línea Aérea Carguera de Colombia S.A.	208,805	83,783	125,022	95,915	95,684	231	65,747	15,964
Transporte Aéreo S.A.	238,354	15,080	223,274	121,609	92,234	29,375	102,321	(78)
Latam Airlines Ecuador S.A.	187,139	181,666	5,473	175,309	159,210	16,099	76,760	(5,518)
Aerovías de Integración Regional S.A.	207,096	198,118	8,978	198,165	193,842	4,323	139,887	(13,755)
TAM Linhas Aéreas S.A.	3,633,801	2,209,393	1,424,408	2,221,024	1,594,689	626,335	1,573,653	166,073
ABSA Aerolinhas Brasileiras S.A.	515,562	510,341	5,221	556,527	537,601	18,926	40,553	(1,963)
Transportes Aéreos del Mercosur S.A.	50,132	47,469	2,663	28,225	26,314	1,911	15,123	3,203

(b)	Non-controlling interests

Equity	Tax No.	Country of origin	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited
Latam Airlines Perú S.A.	Foreign	Peru	0.19000	0.19000	179	136
Aerovías de Integración Regional S.A.	Foreign	Colombia	0.77400	0.77400	(5,538)	(5,517)
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	(6,733)	(7,848)
Transportes Aéreos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	1,002	1,100
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	182	191
Total					(10,908)	(11,938)

			For the period ended March 31		For the period ended March 31
Incomes	Tax No.	Country of origin	2025	2024	2025	2024
			%	%	ThUS$	ThUS$
			Unaudited
Latam Airlines Perú S.A	Foreign	Peru	0.19000	0.19000	42	72
Aerovías de Integración Regional S.A.	Foreign	Colombia	0.77400	0.77400	(25)	(106)
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	1,115	1,523
Transportes Aéreos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	225	161
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	(8)	26
Total					1,349	1,676

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets (net)		Classes of intangible assets (gross)
	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Airport slots	577,508	535,531	577,508	535,531
Loyalty program	185,177	171,717	185,177	171,717
Computer software	158,225	171,144	676,555	661,731
Developing software	137,417	119,376	137,417	119,376
Other assets	2,727	2,402	4,042	3,717
Total	1,061,054	1,000,170	1,580,699	1,492,072

a)	Movement in Intangible assets other than goodwill:

	Computer software and others Net	Developing software	Airport slots	Loyalty program	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2024	156,391	117,010	658,949	219,636	1,151,986
Additions	—	16,178	—	—	16,178
Transfer software and others	1,025	(1,127)	—	—	(102)
Foreign exchange	(1,052)	(197)	(20,429)	(6,810)	(28,488)
Amortization	(15,521)	—	—	—	(15,521)
Closing balance as of March 31, 2024 (Unaudited)	140,843	131,864	638,520	212,826	1,124,053
Opening balance as of April 1, 2024 (Unaudited)	140,843	131,864	638,520	212,826	1,124,053
Additions	221	85,201	22,666	—	108,088
Withdrawals	(2)	(393)	—	—	(395)
Transfer software and others	95,073	(94,844)	—	—	229
Foreign exchange	(5,555)	(2,452)	(125,655)	(41,109)	(174,771)
Amortization	(57,034)	—	—	—	(57,034)
Closing balance as of December 31, 2024	173,546	119,376	535,531	171,717	1,000,170
Opening balance as of January 1, 2025	173,546	119,376	535,531	171,717	1,000,170
Additions	—	21,690	—	—	21,690
Transfer software and others	4,684	(4,394)	—	—	290
Foreign exchange	2,058	745	41,977	13,460	58,240
Amortization	(19,336)	—	—	—	(19,336)
Closing balance as of March 31, 2025 (Unaudited)	160,952	137,417	577,508	185,177	1,061,054

The amortization of each period is recognized in the consolidated income statement within administrative expenses.

The cumulative amortization of computer software and others as of March 31, 2025 amounts to ThUS$519,645 (ThUS$491,902 as of December 31, 2024).

b)	Impairment Test Intangible Assets with an indefinite useful life

As of March 31, 2025, the Company maintains only the CGU “Air Transport”.

The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe, Africa and Oceania.

As of December 31 2024, in accordance with the accounting policy, the Company performed the annual impairment test.

The recoverable amount of the CGU was determined based on calculations of the value in use. These calculations use projections of 5 years of cash flows after taxes from the financial budgets approved by management. Cash flows beyond the budgeted period are extrapolated using growth rates and estimated average volumes, which do not exceed long-term average growth rates.

Management’s cash flow projections included significant judgements and assumptions related to annual revenue growth rates, discount rate, inflation rates, the exchange rate and the price of fuel. The annual revenue growth rate is based on past performance and management’s expectations of market development in each of the countries in which it operates. The discount rates used for the CGU “Air transport” are determined in US dollars, after taxes, and reflect specific risks related to the relevant countries of each of the operations. Inflation rates and exchange rates are based on the data available from the countries and the information provided by the Central Banks of the various countries where it operates, and the price of fuel is determined based on estimated levels of production, the competitive environment of the market in which they operate and their commercial strategy.

The recoverable values were determined using the following assumptions:

CGU Air transport
Annual growth rate (Terminal)%		0,0 – 4,7
Exchange rate	R$/US$	5,4 – 5,7
Discount rate based on the Weighted Average Cost of Capital (WACC)%		8,2 – 10,2
Fuel Price	US$/barrel	100

The result of the impairment test, which includes a sensitivity analysis of its main variables, showed that the recoverable amount exceeded the book value of the cash-generating unit, and therefore no impairment was identified.

The CGU is sensitive to annual growth rates, discounts and exchange rates and fuel price. The sensitivity analysis included the individual impact of changes in critical estimates in determining recoverable amounts, namely:

	Increase WACC Maximum	Decrease rate Terminal growth Minimal	Increase fuel price Maximum US$/barrel
	%	%
Air Transportation CGU	10.2	0	100

In none of the above scenarios an impairment of the cash-generating unit was identified.

NOTE 16 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
a) Property, plant and equipment
Construction in progress (1)	485,222	479,871	—	—	485,222	479,871
Land	40,998	39,818	—	—	40,998	39,818
Buildings	123,127	120,736	(62,855)	(60,313)	60,272	60,423
Plant and equipment	12,186,416	11,727,067	(5,256,028)	(5,085,126)	6,930,388	6,641,941
Own aircraft (3)	11,032,983	10,678,834	(4,988,565)	(4,831,914)	6,044,418	5,846,920
Other (2)	1,153,433	1,048,233	(267,463)	(253,212)	885,970	795,021
Machinery	25,470	24,005	(24,394)	(22,927)	1,076	1,078
Information technology equipment	163,911	158,900	(144,105)	(139,607)	19,806	19,293
Fixed installations and accessories	181,773	174,859	(132,608)	(126,886)	49,165	47,973
Motor vehicles	49,296	48,320	(43,379)	(42,323)	5,917	5,997
Leasehold improvements	248,270	236,509	(64,373)	(61,760)	183,897	174,749
Subtotal Properties, plant and equipment	13,504,483	13,010,085	(5,727,742)	(5,538,942)	7,776,741	7,471,143
b) Right of use
Aircraft (3)	5,759,629	5,810,997	(3,324,960)	(3,262,942)	2,434,669	2,548,055
Other assets	379,388	398,017	(211,020)	(230,518)	168,368	167,499
Subtotal Right of use	6,139,017	6,209,014	(3,535,980)	(3,493,460)	2,603,037	2,715,554
Total	19,643,500	19,219,099	(9,263,722)	(9,032,402)	10,379,778	10,186,697

(1)	As of March 31, 2025, includes advances paid to aircraft and engine manufacturers for ThUS$446,407 (ThUS$452,765 as of December 31, 2024).

(2)	Consider mainly rotables and tools.

(3)	As of March 31, 2025 , the additions of 6 Airbus A321 for ThUS$139,200. As of December 31, 2024 the additions of 9 aircraft, 3 Airbus A320 for ThUS$34,760 and 6 Boeing B777 for ThUS$296,198.

(a)	Movement in the different categories of Property, plant and equipment:

	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2024	258,246	44,244	67,558	6,236,344	17,342	54,410	351	213,430	6,891,925
Additions	1,977	—	—	187,933	1,575	143	—	119	191,747
Disposals	—	—	—	(4)	(8)	—	—	—	(12)
Retirements	—	—	—	(10,452)	—	(5)	—	—	(10,457)
Depreciation expenses	—	—	(1,019)	(183,457)	(1,458)	(2,247)	(16)	(2,730)	(190,927)
Foreign exchange	(287)	(638)	(461)	(13,641)	(221)	(1,831)	—	(5,551)	(22,630)
Other increases (decreases)	15,235	—	—	(26,723)	(58)	1,135	—	2,062	(8,349)
Changes, total	16,925	(638)	(1,480)	(46,344)	(170)	(2,805)	(16)	(6,100)	(40,628)
Closing balance as of March 31, 2024 (Unaudited)	275,171	43,606	66,078	6,190,000	17,172	51,605	335	207,330	6,851,297

Opening balance as of April 1, 2024 (Unaudited)	275,171	43,606	66,078	6,190,000	17,172	51,605	335	207,330	6,851,297
Additions	18,777	—	—	1,027,107	8,094	278	—	8,170	1,062,426
Disposals	—	—	—	(2,936)	—	—	(2)	—	(2,938)
Retirements	—	—	—	(45,696)	(91)	(84)	—	—	(45,871)
Depreciation expenses	—	—	(2,973)	(587,647)	(4,266)	(6,630)	(49)	(7,060)	(608,625)
Foreign exchange	(1,067)	(3,788)	(2,682)	(95,325)	(1,559)	(3,570)	—	(34,042)	(142,033)
Other increases (decreases)	186,990	—	—	163,229	(57)	6,374	—	351	356,887
Changes, total	204,700	(3,788)	(5,655)	458,732	2,121	(3,632)	(51)	(32,581)	619,846
Closing balance as of December 31, 2024 (Unaudited)	479,871	39,818	60,423	6,648,732	19,293	47,973	284	174,749	7,471,143

Opening balance as of January 1, 2025	479,871	39,818	60,423	6,648,732	19,293	47,973	284	174,749	7,471,143
Additions	12,706	—	—	447,688	1,517	467	82	—	462,460
Disposals	—	—	(3)	—	(108)	—	—	—	(111)
Retirements	—	—	—	(18,051)	—	(137)	—	—	(18,188)
Depreciation expenses	—	—	(1,033)	(199,673)	(1,501)	(2,077)	(20)	(2,220)	(206,524)
Foreign exchange	703	1,180	885	34,669	616	1,390	—	11,368	50,811
Other increases (decreases)	(8,058)	—	—	23,670	(11)	1,549	—	—	17,150
Changes, total	5,351	1,180	(151)	288,303	513	1,192	62	9,148	305,598
Closing balance as of March 31, 2025 (Unaudited)	485,222	40,998	60,272	6,937,035	19,806	49,165	346	183,897	7,776,741

(b)	Right of use assets:

	Aircraft	Others	Net right of use assets
	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2024	2,145,082	54,123	2,199,205
Additions (*)	121,003	556	121,559
Depreciation expense	(61,789)	(2,778)	(64,567)
Cumulative translate adjustment	(6)	(774)	(780)
Other increases (decreases)	78,409	40,534	118,943
Total changes	137,617	37,538	175,155
Closing balance as of March 31, 2024 (Unaudited)	2,282,699	91,661	2,374,360
Opening balance as of April 1, 2024 (Unaudited)	2,282,699	91,661	2,374,360
Additions (*)	480,720	50,282	531,002
Depreciation expense	(222,445)	(24,537)	(246,982)
Cumulative translate adjustment	54	(7,543)	(7,489)
Other increases (decreases)	7,027	57,636	64,663
Total changes	265,356	75,838	341,194
Closing balance as of December 31, 2024	2,548,055	167,499	2,715,554

Opening balance as of January 1, 2025	2,548,055	167,499	2,715,554
Additions (*)	41,544	1,133	42,677
Depreciation expense	(89,854)	(6,728)	(96,582)
Cumulative translate adjustment	—	3,698	3,698
Other increases (decreases)	(65,076)	2,766	(62,310)
Total changes	(113,386)	869	(112,517)
Closing balance as of March 31, 2025 (Unaudited)	2,434,669	168,368	2,603,037

(*)	As of March 31, 2025, the additions of 2 Airbus A319 aircraft. As of December 31, 2024 the additions of 6 Airbus A320 aircraft and 26 Airbus A319 aircraft as a result of a sale and lease contract are considered.

(c)	Fleet composition

		Aircraft included in Property, plant and equipment				Aircraft included as Rights of use assets				Total fleet
Aircraft	Model	As of March 31, 2025		As of December 31, 2024		As of March 31, 2025		As of December 31, 2024		As of March 31, 2025	As of December 31, 2024
		Unaudited				Unaudited				Unaudited
Boeing 767	300ER	9		9	(1)	—		—		9	9
Boeing 767	300F	18		18	(1)	1		1		19	19
Boeing 777	300ER	10		10	(2)	—		0	(2)	10	10
Boeing 787	8	4		4		6		6		10	10
Boeing 787	9	2		2		25		25		27	27
Airbus A319	100	11		11		29		27		40	38
Airbus A320	200	86		86	(2)	49		49	(2)	135	135
Airbus A320	NEO	4		3		28		27		32	30
Airbus A321	200	25	(2)	19		24	(2)	30		49	49
Airbus A321	NEO	—		—		14		14		14	14
Airbus A330	200	—		—		2	(3)	2		2	2
Total		169		162		178		181		347	343

(1)	Considers conversions from Boeing 767-300ER (passenger) to Boeing 767-300F (freighter) Aircraft.

(2)	As of March 31, 2025, 6 aircraft from these fleets (6 Airbus A321) were transferred from right-of-use assets to property, plant and equipment.As of December 31, 2024, 9 aircraft from these fleets (3 Airbus A320 and 6 Boeing B777) were transferred from right-of-use assets to property, plant and equipment.

(3)	As of March 31, 2025, 2 A330-200 aircraft remain in the fleet under an operating lease with WAMOS.

As of December 31, 2024, the Company recorded 181 aircraft classified as right-of-use assets. On page 86 of the 2024 Integrated Annual Report submitted to the Financial Market Commission (CMF), this information was presented with the column headings for the fleet composition reversed. However, the information is correctly reported in the 2024 financial statements issued and attached to the annual report.

(d)	Method used for the depreciation of Property, plant and equipment:

		Useful life (years)
	Depreciation method	minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	30
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	8
Assets for rights of use	Straight line without residual value	1	25

(*)	Except in the case of Boeing 767-300ER, Boeing 777-300ER, Airbus A320 Family and Boeing 767-300F fleets which consider a lower residual value, due to the extension of their useful life to 22, 23, 25 and 30 years respectively. Additionally, certain technical components are depreciated based on cycles and hours flown.

(e)	Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

				As of March 31, 2025		As of December 31, 2024
Guarantee agent (1)	Creditor company	Committed Assets	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
				ThUS$	ThUS$	ThUS$	ThUS$
				Unaudited
Wilmington	Wilmington Trust Company	Aircraft and engines	Boeing 777	111,767	149,683	115,727	132,643

Credit Agricole	Credit Agricole	Aircraft and engines	Airbus A319	3,331	2,046	4,441	2,401
			Airbus A320	178,598	132,573	238,131	114,450
			Airbus A321	5,266	3,806	7,022	3,920
			Boeing 787	87,817	45,096	117,089	45,703

Bank Of Utah	BNP Paribas	Aircraft and engines	Boeing 787	156,398	192,974	159,624	196,134
Total direct guarantee				543,177	526,178	642,034	495,251

1.	For syndicated loans, given their own characteristics, the guarantee agent is the representative of the creditors.

The amounts of the current debts are presented at their nominal value. The net book values correspond to the assets granted as collateral.

Additionally, there are indirect guarantees associated with assets booked within Property, Plant and Equipment whose total debt as of March 31, 2025, amounts to Th$US$895,689 (ThUS$897,783 as of December 31, 2024). The book value of the assets with indirect guarantees as of March 31, 2025, amounts to ThUS$1,551,625 (ThUS$1,734,431 as of December 31, 2024).

As of March 31, 2025, the Company keeps valid letters of credit related to right of use assets according to the following detail:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
Celestial Aviation Services Limited	LATAM Airlines Group S.A.	Three letters of credit	7,686	Dec 6, 2025
Empreendimentos Imobiliarios LTDA	Tam Linhas Aéreas S.A.	One letter of credit	18,634	Apr 29, 2026
			26,320

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Gross book value of fully depreciated property, plant and equipment still in use	273,043	326,642
Commitments for the acquisition of aircraft (*)	19,940,000	20,400,000

(*) According to the manufacturer’s price list.

Aircraft purchase commitments:

	Year of delivery
Manufacturer	2025	2026	2027	2028-2030	Total
Airbus S.A.S.
A320neo Family	6	13	9	56	84
The Boeing Company
Boeing 787-9	-	-	-	15	15
Total	6	13	9	71	99

As of March 31, 2025, as a result of the different aircraft purchase contracts signed with Airbus S.A.S., 84 Airbus A320 family aircraft remain to be received, with deliveries between 2025 and 2030. The approximate amount, according to manufacturer list prices, is ThUS$13,600,000.

As of March 31, 2025, as a result of the different aircraft purchase contracts signed with The Boeing Company, 15 Boeing aircraft of the 787 with deliveries between 2028 and 2030, remain to be received. The approximate amount, according to manufacturer list prices, is ThUS$6,340,000.

The delivery dates of some of these aircraft could be modified as a result of the continuous discussions that are held with suppliers in the context of the current manufacturers’ supply chain.

Aircraft operational lease commitments:

●	As of March 31, 2025, under various aircraft operating lease agreements entered into by the Company, the following fleet commitments are pending delivery:

●	AerCap Holdings N.V.: 4 Boeing 787 Dreamliner aircraft, with deliveries scheduled between 2025 and 2026.

●	China Aircraft Leasing Group Holdings Limited: 3 Airbus A320Neo family aircraft, with delivery scheduled in 2025.

●	Air Lease Corporation: 5 Airbus A321XLR model aircraft, with deliveries scheduled between 2027 and 2028.

●	Wilmington Trust SP Services Limited: 3 Airbus A320Neo family aircraft, with delivery scheduled in 2025.

●	WAMOS Air S.A.: 1 Airbus A330 model aircraft, with delivery scheduled in 2025.

●	Maverick Leasing (Ireland) DAC: 3 Airbus A320Neo family aircraft, with delivery scheduled in 2025.

●	Jackson Square Aviation Ireland Limited: 4 Airbus A320Neo family aircraft, with delivery scheduled in 2025.

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

		For the period ended March 31,
		2025	2024
		Unaudited
Average rate of capitalization of capitalized interest costs	%	7.88	10.73
Costs of capitalized interest	ThUS$	7,743	5,635

NOTE 17 - CURRENT AND DEFERRED TAXES

In the period ended March 31, 2025, the income tax provision was calculated and recorded, applying the semi-integrated tax system and a rate of 27%, based on the provisions of the Law. No. 21,210, published in the Official Gazette of the Republic of Chile, dated February 24, 2020, which updates the Tax Legislation.

The net result for deferred tax corresponds to the variation of the period, of the assets and liabilities for deferred taxes generated by temporary differences and tax losses.

For the permanent differences that give rise to a book value of assets and liabilities other than their tax value, no deferred tax has been recorded since they are caused by transactions that are recorded in the financial statements and that will have no effect on income tax expense.

(a)	Current taxes

(a.1)	The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provisional monthly payments (advances)	41,923	14,616	—	—	41,923	14,616
Other recoverable credits	22,004	25,659	—	—	22,004	25,659
Total current tax assets	63,927	40,275	—	—	63,927	40,275

(a.2)	The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Income tax provision	8,191	6,281	—	—	8,191	6,281
Total current tax liabilities	8,191	6,281	—	—	8,191	6,281

(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
Concept	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Properties, Plants and equipment	(845,364)	(821,883)	53,176	53,543
Assets by right of use	(689,595)	(720,694)	114	109
Lease Liabilities	855,277	892,657	(145)	(113)
Amortization	(102,504)	(101,193)	—	—
Provisions	111,119	80,355	75,717	76,280
Tax losses	665,690	664,990	(70,676)	(68,493)
Intangibles	—	—	253,272	234,854
Other	16,300	16,317	16,494	16,497
Total	10,923	10,549	327,952	312,677

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities:

(b.1)	From January 1 to March 31, 2024 (Unaudited)

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,011,881)	29,089	—	—	(982,792)
Assets for right of use	(586,011)	(43,127)	—	—	(629,138)
Lease Liabilities	792,855	42,660	—	—	835,515
Amortization	(112,012)	691	—	—	(111,321)
Provisions	141,318	(40,445)	594	—	101,467
Revaluation of financial instruments	(889)	5,733	—	—	4,844
Tax losses (*)	699,584	5,020	—	—	704,604
Intangibles	(300,359)	146	—	9,158	(291,055)
Others	(182)	(16)	—	—	(198)
Total	(377,577)	(249)	594	9,158	(368,074)

(b.2)	From April 1 to December 31, 2024 (Unaudited)

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(982,792)	107,366	—	—	(875,426)
Assets for right of use	(629,138)	(91,665)	—	—	(720,803)
Lease Liabilities	835,515	57,255	—	—	892,770
Amortization	(111,321)	10,128	—	—	(101,193)
Provisions	101,467	(97,707)	315	—	4,075
Revaluation of financial instruments	4,844	(4,844)	—	—	—
Tax losses (*)	704,604	28,879	—	—	733,483
Intangibles	(291,055)	350	—	55,851	(234,854)
Others	(198)	18	—	—	(180)
Total	(368,074)	9,780	315	55,851	(302,128)

(b.3)	From January 1 to March 31, 2025 (Unaudited)

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(875,426)	(23,114)	—	—	(898,540)
Assets for right of use	(720,803)	31,094	—	—	(689,709)
Lease Liabilities	892,770	(37,348)	—	—	855,422
Amortization	(101,193)	(1,311)	—	—	(102,504)
Provisions	4,075	31,006	321	—	35,402
Tax losses (*)	733,483	2,883	—	—	736,366
Intangibles	(234,854)	(357)	—	(18,061)	(253,272)
Others	(180)	(14)	—	—	(194)
Total	(302,128)	2,839	321	(18,061)	(317,029)

(*)	Unrecognized deferred tax assets:

Deferred tax assets are recognized to the extent that it is probable that sufficient taxable profits will be generated in the future. In total the Company has not recognized deferred tax assets for ThUS$3,203,484 at March 31, 2025 (ThUS$3,263,150 as of December 31, 2024) which include deferred tax assets related to negative tax results of ThUS$11,524,556 at March 31, 2025 (ThUS$11,736,014 at December 31, 2024).

(Expenses) / Income from deferred taxes and income tax:

	For the period ended March 31,
	2025	2024
	ThUS$	ThUS$
	Unaudited
Income tax (expense)/benefit
Current tax (expense) benefit	(10,445)	(14,894)
Total current tax (expense) benefit	(10,445)	(14,894)
Deferred income for relative taxes to the creation and reversal of temporary differences	2,839	(249)
Total deferred income tax	2,839	(249)
Income tax (expense)/benefit	(7,606)	(15,143)

Income tax (expense) / Income benefit:

	For the period ended March 31,
	2025	2024
	ThUS$	ThUS$
	Unaudited
Current tax (expense) benefit, foreign	(9,987)	(14,322)
Current tax (expense) benefit, domestic	(458)	(572)
Total current tax (expense) benefit	(10,445)	(14,894)
Deferred tax (expense) benefit, foreign	(267)	(215)
Deferred tax (expense) benefit, domestic	3,106	(34)
Total deferred tax (expense)benefit	2,839	(249)
Income tax (expense)/benefit	(7,606)	(15,143)

Income before tax from the Chilean legal tax rate (27% as of March 31, 2025 and 2024)

	For the 3 months period ended March 31,		For the 3 months period ended March 31,
	2025	2024	2025	2024
	ThUS$	ThUS$	%	%
	Unaudited
Income tax benefit/(expense) using the legal tax rate	(98,346)	(74,276)	(27.00)	(27.00)
Tax effect of rates in other jurisdictions	(2,779)	(13,318)	(0.76)	(4.84)
Tax effect of non-taxable income	5,025	10,261	1.38	3.73
Tax effect of disallowable expenses	(5,952)	(8,201)	(1.63)	(2.98)
Other increases (decreases):
Derecognition of deferred tax liabilities for early termination of aircraft financing	6,769	10,179	1.86	3.70
Unrecognised deferred tax	90,197	67,789	24.76	24.64
Other increases (decreases)	(2,520)	(7,577)	(0.70)	(2.75)
Total adjustments to tax expense using the legal rate	90,740	59,133	24.91	21.50
Income tax benefit/(expense) using the effective rate	(7,606)	(15,143)	(2.09)	(5.50)

Deferred taxes related to items charged to equity:

	For the 3 months period ended March 31,
	2025	2024
	ThUS$	ThUS$
	Unaudited
Aggregate deferred taxation of components of other comprehensive income	321	594

NOTE 18 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Current
(a) Interest bearing loans	307,917	271,753
(b) Lease Liability	381,024	363,460
(c) Hedge derivatives	439	—
Total current	689,380	635,213

Non-current
(a) Interest bearing loans	3,527,790	3,516,117
(b) Lease Liability	2,874,180	2,999,121
Total non-current	6,401,970	6,515,238

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Current
Guaranteed obligations (4)	36,431	34,083
Other guaranteed obligations (1)	23,640	23,682
Subtotal bank loans	60,071	57,765
Obligation with the public (2) (3)	100,249	46,256
Financial leases	147,597	167,732
Total current	307,917	271,753

Non-current
Guaranteed obligations (4)	378,970	339,960
Other guaranteed obligations (1)	346,149	351,069
Subtotal bank loans	725,119	691,029
Obligation with the public (2) (3)	2,201,662	2,193,047
Financial leases	601,009	632,041
Total non-current	3,527,790	3,516,117
Total obligations with financial institutions	3,835,707	3,787,870

(1)	The Company has three committed credit lines, or “Revolving Credit Facilities (RCF),” which are secured. As of July 15, 2024, two credit lines were amended and extended until July 2029, with amounts of US$800 million and US$750 million, respectively. Then, as of November 4, 2024 a third credit line was made available:

(a)	The first committed credit line, or “RCF I,” amounting to US$800 million, is secured by aircraft, engines, and spare parts. This credit line is fully available as of March 31, 2025.

(b)	The second committed credit line, or “RCF II,” amounting to US$750 million, is secured by intangible assets primarily related to the FFP business (LATAM Pass loyalty program), the cargo business, certain slots, gates, and routes, as well as intellectual property and certain LATAM trademarks. This credit line is fully available as of March 31, 2025.

(c)	On November 4, 2024, the Company secured a new credit line under a “Spare Engine Facility” amounting to US$300 million (of which US$275 million had been drawn as of March 31, 2025), maturing on November 4, 2028. This funds were used to repay the previous “Spare Engine Facility” maturing on November 3, 2027. This new financing includes a minimum liquidity covenant, requiring the Company to maintain minimum liquidity, measured at the consolidated level (LATAM Airlines Group S.A.), of US$750 million, as well as an additional covenant measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A., requiring a minimum liquidity threshold of US$400 million. If these covenants are not met, the obligations could be accelerated at the creditors’ request to become short-term obligations. As of March 31, 2025, the Company is in compliance with the aforementioned minimum liquidity covenants.

(2)	As of March 31, 2025, the Company continues to hold the senior secured notes issued under Rule 144-A and Regulation S of the United States Securities and Exchange Commission, bearing interest at 13.375% and maturing in 2029, for an aggregate principal amount of US$700 million (the “2029 Notes”). During the quarter ended March 31, 2025, Notes and the 2029 Notes included a minimum liquidity covenant, which required the Company to maintain minimum liquidity, measured at the consolidated level (LATAM Airlines Group S.A.), of US$750 million. If this covenant is not met, the obligations could be accelerated at the creditors’ request to become short-term obligations. As of March 31, 2025, the Company is in compliance with the aforementioned minimum liquidity covenant.

(3)	As of October 15, 2024, the Company issued, placed, and received funds from international markets through guaranteed bonds amounting to US$1.4 billion, with an annual interest rate of 7.875% and maturing in 2030 (the “2030 Notes”), issued under Rule 144-A and Regulation S of the United States Securities and Exchange Commission, pursuant to the United States Securities Act of 1933 (the “US Securities Act”). During the quarter ended March 31, 2025, the 2030 Notes included a minimum liquidity covenant, which required the Company to maintain minimum liquidity, measured at the consolidated level (LATAM Airlines Group S.A.), of US$750 million. If this covenant is not met, the obligations could be accelerated at the creditors’ request to become short-term obligations. As of March 31, 2025, the Company is in compliance with the aforementioned minimum liquidity covenant.

(4)	On December 23 and 30, 2024, two A320neo aircraft were delivered by Airbus. These aircraft were purchased through aircraft financing of US$50 million each, with Bank of Communications Co., Ltd. (“BOCOMM”) as the counterparty. Then, on March 25, 2025, one more A320neo was received with the same conditions and same counterparty.

Balances by currency of interest bearing loans are as follows:

Currency	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Chilean peso (U.F.)	157,139	147,716
US Dollar	3,678,568	3,640,154
Total	3,835,707	3,787,870

Interest-bearing loans due in installments to March 31, 2025 (Unaudited)
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values							Annual
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	—	—	—	—	155,832	155,832	—	1,307	—	—	155,832	157,139	At Expiration	2.00	2.00
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	3	3	—	—	—	—	3	3	At Expiration	1.00	1.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	—	—	700,000	1,400,000	2,100,000	98,942	—	—	678,079	1,367,748	2,144,769	At Expiration	10.69	9.71
Guaranteed obligations

0-E	BNP PARIBAS	U.S.A.	US$	3,250	9,985	28,156	30,369	84,638	156,398	4,006	9,985	27,536	29,995	84,504	156,026	Quarterly	5.92	5.92
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	3,977	12,078	33,388	35,182	27,142	111,767	3,977	12,078	33,388	35,182	27,142	111,767	Quarterly/Monthly	7.69	7.69
0-E	BOCOMM	Irlanda	US$	1,562	4,688	12,500	12,500	117,708	148,958	1,697	4,688	12,125	12,250	116,848	147,608	Quarterly	6.42	6.42
Other guaranteed obligations
0-E	JP MORGAN CHASE	U.S.A.	US$	—	—	—	—	—	—	208	—	—	—	—	208	Quarterly	0.63	0.63
0-E	CREDIT AGRICOLE	France	US$	—	—	—	275,012	—	275,012	2,932	—	—	272,287	—	275,219	At Expiration	6.65	6.65
0-E	EXIM BANK	U.S.A.	US$	5,027	15,215	41,570	32,292	—	94,104	5,285	15,215	41,570	32,292	—	94,362	Quarterly	2.29	2.05
Financial leases
0-E	NATIXIS	France	US$	6,716	20,349	56,011	72,018	30,188	185,282	7,920	20,608	55,684	71,845	30,187	186,244	Quarterly	6.57	6.57
0-E	US BANK	U.S.A.	US$	6,521	—	—	—	—	6,521	6,510	—	—	—	—	6,510	Quarterly	4.93	3.44
0-E	EXIM BANK	U.S.A.	US$	27,287	70,606	162,359	89,825	30,006	380,083	28,779	70,606	161,792	89,825	30,006	381,008	Quarterly	3.88	3.05
0-E	BANK OF UTAH	U.S.A.	US$	2,784	8,350	46,250	41,925	62,079	161,388	2,784	8,350	46,250	41,925	62,079	161,388	Monthly	10.71	10.71
	Total			57,124	141,271	380,234	1,289,123	1,907,596	3,775,348	163,040	142,837	378,345	1,263,680	1,874,349	3,822,251

Interest-bearing loans due in installments to March 31, 2025 (Unaudited)
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than				Annual
		Creditor		Up to 90	90 days to one	one to three	three to five	More than five	Total nominal	Up to 90	90 days to one	one to three	three to five	More than five	Total accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial lease
0-E	NATIXIS	France	US$	510	1,530	4,080	7,336	—	13,456	510	1,530	4,080	7,336	—	13,456	Quarterly	—	—
	Total			510	1,530	4,080	7,336	—	13,456	510	1,530	4,080	7,336	—	13,456
	Total consolidated			57,634	142,801	384,314	1,296,459	1,907,596	3,788,804	163,550	144,367	382,425	1,271,016	1,874,349	3,835,707

Interest-bearing loans due in installments to December 31, 2024
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than				Annual
		Creditor		Up to 90	90 days to one	one to three	three to five	More than five	Total nominal	Up to 90	90 days to one	one to three	three to five	More than five	Total accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Obligations with the public
97.036.000- K	SANTANDER	Chile	UF	—	—	—	—	147,217	147,217	—	499	—	—	147,217	147,716	At Expiration	2.00	2.00
97.036.000- K	SANTANDER	Chile	US$	—	—	—	—	3	3	—	—	—	—	3	3	At Expiration	1.00	1.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	—	—	700,000	1,400,000	2,100,000	—	45,757	—	678,079	1,367,748	2,091,584	At Expiration	10.69	9.71
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	3,226	9,863	27,888	30,093	88,554	159,624	4,020	9,863	27,262	29,715	88,375	159,235	Quarterly	6.03	6.03
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	3,960	11,992	33,179	34,951	31,645	115,727	3,960	11,992	33,179	34,951	31,645	115,727	Quarterly/Monthly	7.73	7.73
0-E	BOCOMM	Irlanda	US$	1,042	3,125	8,333	8,333	79,167	100,000	1,123	3,125	8,208	8,250	78,375	99,081	Quarterly	6.42	6.42
Other guaranteed obligations
0-E	CITIBANK	U.S.A.	US$	—	—	—	—	—	—	22	—	—	—	—	22	Quarterly	1.00	1.00
0-E	JP MORGAN CHASE	U.S.A.	US$	—	—	—	—	—	—	209	—	—	—	—	209	Quarterly	0.63	0.63
0-E	CREDIT AGRICOLE	France	US$	—	—	—	275,012	—	275,012	3,020	—	—	272,112	—	275,132	At Expiration	6.63	6.63
0-E	EXIM BANK	U.S.A.	US$	5,005	15,147	41,385	37,572	—	99,109	5,284	15,147	41,385	37,572	—	99,388	Quarterly	2.29	2.05
Financial leases
0-E	NATIXIS	France	US$	6,671	20,241	55,696	78,423	30,352	191,383	8,284	20,242	55,369	78,225	30,350	192,470	Quarterly	6.73	6.73
0-E	US BANK	U.S.A.	US$	10,972	6,520	—	—	—	17,492	11,147	6,217	—	—	—	17,364	Quarterly	4.88	3.40
0-E	EXIM BANK	U.S.A.	US$	32,988	74,220	167,003	103,326	35,535	413,072	34,733	74,221	166,291	103,326	35,532	414,103	Quarterly	4.00	3.17
0-E	BANK OF UTAH	U.S.A.	US$	2,857	7,991	29,220	46,016	75,786	161,870	2,857	7,991	29,220	46,016	75,786	161,870	Monthly	10.71	10.71
	Total			66,721	149,099	362,704	1,313,726	1,888,259	3,780,509	74,659	195,054	360,914	1,288,246	1,855,031	3,773,904

(*)	Obligation to creditors for executed letters of credit.

Interest-bearing loans due in installments to December 31, 2024
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than				Annual
		Creditor		Up to 90	90 days to one	one to three	three to five	More than five	Total nominal	Up to 90	90 days to one	one to three	three to five	More than five	Total accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial lease
0-E	NATIXIS	France	US$	510	1,530	4,080	7,846	—	13,966	510	1,530	4,080	7,846	—	13,966	Quarterly	—	—
	Total			510	1,530	4,080	7,846	—	13,966	510	1,530	4,080	7,846	—	13,966
	Total consolidated			67,231	150,629	366,784	1,321,572	1,888,259	3,794,475	75,169	196,584	364,994	1,296,092	1,855,031	3,787,870

(b)	Lease Liability:

The movement of the lease liabilities corresponding to the period reported are as follow:

	Aircraft	Others	Lease Liability Total
	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2024	2,894,198	73,796	2,967,994
New contracts	117,607	556	118,163
Lease termination	(1,920)	(8)	(1,928)
Renegotiations	78,844	41,770	120,614
Payments	(139,869)	(5,945)	(145,814)
Accrued interest	68,963	3,531	72,494
Exchange differences	—	(2,605)	(2,605)
Cumulative translation adjustment	—	(1,775)	(1,775)
Changes	123,625	35,524	159,149
Closing balance as of March 31, 2024 (Unaudited)	3,017,823	109,320	3,127,143

Opening balance as of April 1, 2024 (Unaudited)	3,017,823	109,320	3,127,143
New contracts	458,575	68,505	527,080
Lease termination	(70,346)	(532)	(70,878)
Renegotiations	17,311	28,900	46,211
Payments	(465,715)	(20,685)	(486,400)
Accrued interest	219,202	21,860	241,062
Exchange differences	(2,090)	(477)	(2,567)
Cumulative translation adjustment	—	(7,904)	(7,904)
Other increases (decreases)	—	(11,166)	(11,166)
Changes	156,937	78,501	235,438
Closing balance as of December 31, 2024	3,174,760	187,821	3,362,581

Opening balance as of January 1, 2025	3,174,760	187,821	3,362,581
New contracts	39,952	1,161	41,113
Lease termination	(80,972)	—	(80,972)
Renegotiations	—	3,016	3,016
Payments	(146,423)	(10,105)	(156,528)
Accrued interest	72,630	4,936	77,566
Exchange differences	1,920	3,491	5,411
Cumulative translation adjustment	—	3,018	3,018
Changes	(112,893)	5,517	(107,376)
Closing balance as of March 31, 2025 (Unaudited)	3,061,867	193,338	3,255,205

The Company recognizes interest payments related to lease liabilities in the consolidated result under Finance costs (See Note 26(c)). The weighted average discount rates for calculation of lease liability are as follows.

	Discount rate March 2025	Discount rate December 2024
	Unaudited
Aircraft	9.15%	9.09%
Others	9.31%	8.78%

(c)	Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge derivatives
	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Fair value of foreign currency derivatives	439	—	—	—	439	—
Total hedge derivatives	439	—	—	—	439	—

The foreign currency derivatives correspond to options, forwards and swaps.

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

		As of March 31, 2025	As of December 31, 2024
		ThUS$	ThUS$
		Unaudited
Fuel options	(1)	20,475	7,747
Foreign currency derivative R$/BRL$	(2)	(144)	3,142
Interest rate swaps	(3)	2,287	4,676

(1)	Hedge significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(2)	Hedge significant variations in expected cash flows associated with the market risk implicit in changes in exchange rates, particularly the US$/BRL. These contracts are recorded as cash flow hedge contracts.

(3)	They cover significant variations in cash flows associated with the market risk implicit in increases in the SOFR interest rate for long-term loans originated by the operational leases. These contracts are recorded as cash flow hedging contracts.

The Company only maintains cash flow hedges. In the case of fuel and currency hedges, the cash flows subject to said hedges will occur and will impact results in the next 12 months from the date of the consolidated statement of financial position.

All hedging operations have been performed for highly probable transactions. See Note 3.

See Note 24 (g) for reclassification to profit or loss for each hedging operation and Note 17 (b) for deferred taxes related.

NOTE 19 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Current
(a) Trade and other accounts payables	2,219,189	1,761,814
(b) Accrued liabilities	361,315	371,758
Total trade and other accounts payables	2,580,504	2,133,572

(a)	Trade and other accounts payable:

	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Trade creditors	1,583,527	1,409,894
Other accounts payable	635,662	351,920
Total	2,219,189	1,761,814

The details of Trade and other accounts payables are as follows:

	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Maintenance and technical purchases	414,643	380,853
Aircraft Fuel	323,242	220,343
Boarding Fees	270,226	268,353
Airport charges and overflight	164,881	157,691
Share buyback program (2)	155,899	—
Handling and ground handling	145,539	122,721
Dividends payable (1)	142,255	—
Other personnel expenses	113,759	106,277
Leases, maintenance and IT services	94,566	121,901
Professional services and advisory	90,593	77,548
Services on board	74,719	72,902
Marketing	44,110	46,751
Crew	21,755	20,560
Air companies	15,416	9,778
Agencies sales commissions	12,803	15,649
Aircraft Insurance	7,230	16,756
Others	127,553	123,731
Total trade and other accounts payables	2,219,189	1,761,814

(1) See note 24, letter i

(2) See note 24, letter f

(b)	Liabilities accrued:

	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	113,164	74,874
Accrued personnel expenses	104,985	86,743
Accounts payable to personnel (1)	118,749	183,153
Others accrued liabilities	24,417	26,988
Total accrued liabilities	361,315	371,758

(1) Participation in profits and bonuses (Note 22 letter b).

NOTE 20 - OTHER PROVISIONS

	Current liabilities		Non-current liabilities		Total Liabilities
	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provision for contingencies (1)
Tax contingencies	11,828	11,536	328,228	313,165	340,056	324,701
Civil contingencies	818	1,173	139,386	124,411	140,204	125,584
Labor contingencies	358	1,512	183,855	174,035	184,213	175,547
Other	—	—	10,838	9,908	10,838	9,908
Provision for European
Commission investigation (2)	—	—	2,422	2,327	2,422	2,327

Total other provisions (3)	13,004	14,221	664,729	623,846	677,733	638,067

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the Company.The labor contingencies correspond to different demands of labor order filed against the Company.

Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

The Company maintains other judicial processes, individually and cumulatively , do not have a significant impact on these financial statements

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Total other provision as of March 31, 2025, and December 31, 2024, include the fair value of the contingencies arising at the time of the business combination with TAM S.A and subsidiaries,with a probability of loss under 50%, which are not recognized in the normal course of IFRS Accounting Standards application and which only in the context of a business combination should be recognized under IFRS Accounting Standards.

Movement of provisions:

	Legal claims (1)	European Commission Investigation (1)	Total
	ThUS$	ThUS$	ThUS$

Opening balance as January 1, 2024	939,331	2,477	941,808
Increase in provisions	150,466	—	150,466
Provision used	(20,214)	—	(20,214)
Difference by subsidiaries conversion	(21,707)	—	(21,707)
Reversal of provision	(56,345)	—	(56,345)
Exchange difference	(668)	(58)	(726)
Closing balance as of March 31, 2024 (Unaudited)	990,863	2,419	993,282

Opening balance as of April 1, 2024 (Unaudited)	990,863	2,419	993,282
Increase in provisions	297,872	—	297,872
Provision used	(72,515)	—	(72,515)
Difference by subsidiaries conversion	(121,350)	—	(121,350)
Reversal of provision	(452,562)	—	(452,562)
Exchange difference	(6,568)	(92)	(6,660)
Closing balance as of December 31, 2024	635,740	2,327	638,067

Opening balance as of January 1, 2025	635,740	2,327	638,067
Increase in provisions	53,380	—	53,380
Provision used	(18,892)	—	(18,892)
Difference by subsidiaries conversion	23,607	—	23,607
Reversal of provision	(20,145)	—	(20,145)
Exchange difference	1,621	95	1,716
Closing balance as of March 31, 2025 (Unaudited)	675,311	2,422	677,733

(1)	See details of litigation and government investigations with a material impact in Note 30.

NOTE 21 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Deferred revenue (1)(2)	3,155,962	3,118,099	68,312	140,244	3,224,274	3,258,343
Sales tax	16,500	14,566	—	—	16,500	14,566
Retentions	60,367	48,383	—	—	60,367	48,383
Other taxes	4,851	6,332	—	—	4,851	6,332
Dividends payable	106,586	293,092	—	—	106,586	293,092
Other sundry liabilities	8,358	8,208	—	—	8,358	8,208
Total other non-financial liabilities	3,352,624	3,488,680	68,312	140,244	3,420,936	3,628,924

Deferred Revenue Movement

		Deferred revenue
	Initial balance	(1) Recognition	Use	Loyalty program (Award and redeem)	Expiration of tickets	Translation Difference	Others provisions	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2024 (Unaudited)	3,393,600	3,778,075	(3,826,388)	(17,055)	(91,890)	(33,684)	1,089	3,203,747
From April 1 to December 31, 2024 (Unaudited)	3,203,747	11,901,679	(11,246,779)	(109,509)	(255,983)	(226,680)	(8,132)	3,258,343
From January 1 to March 31, 2025 (Unaudited)	3,258,343	3,968,119	(3,973,516)	(18,633)	(88,665)	74,825	3,801	3,224,274

(1)	The balance includes mainly, deferred revenue for services not provided as of March 31, 2025 and December 31, 2024 and for the frequent flyer LATAM Pass program.

LATAM Pass is LATAM’s frequent flyer program that allows rewarding the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles that can be exchanged for tickets or for a varied range of products and services. Clients accumulate miles LATAM Pass every time they fly in LATAM and other airlines associated with the program, as well as by buying in stores or use the services of a vast network of companies that have agreements with the program around the world.

(2)	As of March 31, 2025, Deferred Income includes Th US$35.452 (Th US$35.615 as of December 31, 2024) related to the compensation from Delta Air Lines, Inc., which is recognized in the income statement based on the estimation of income differentials until until the end of the implementation of the strategic alliance.

NOTE 22 - EMPLOYEE BENEFITS

	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Retirements payments	83,076	71,296
Resignation payments	5,703	7,048
Other obligations	101,156	89,083
Total liability for employee benefits	189,935	167,427

(a)	The movement in retirements, resignations and other obligations:

	Opening balance	Increase (decrease) current service provision	Benefits paid	Actuarial (gains) losses	Currency translation	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to March 31, 2024	122,618	42,637	(1,270)	(15,295)	(8,845)	139,845
From October 1 to December 31, 2024 (Unaudited)	139,845	45,475	(9,508)	(6,474)	(1,911)	167,427
From January 1 to March 31, 2025 (Unaudited)	167,427	13,746	(2,902)	7,596	4,068	189,935

The main assumptions used in the calculation of the provision in Chile are presented below:

	For the period ended March 31,
Assumptions	2025	2024
	Unaudited
Discount rate	5.76%	5.85%
Expected rate of salary increase	3.00%	3.00%
Rate of turnover	2.80%	2.96%
Mortality rate	RV-2020	RV-2020
Inflation rate	3.14%	3.23%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate is based on the bonds issued by the Central Bank of Chile with a maturity of 20 years. The RV-2020 mortality tables correspond to those established by the Commission for the Financial Market of Chile. The inflation rates are based on the yield curves of the long term nominal and inflation adjusted bonds based on BCU and BCPs issued by the Central Bank of Chile.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Discount rate
Change in the accrued liability an closing for increase in 100 b.p.	(6,326)	(5,267)
Change in the accrued liability an closing for decrease of 100 b.p.	7,274	6,010
Rate of wage growth
Change in the accrued liability an closing for increase in 100 b.p.	6,714	5,570
Change in the accrued liability an closing for decrease of 100 b.p.	(6,061)	(5,056)

(b)	Annual bonus provision:

	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Profit-sharing and bonuses (*)	118,749	183,153

(*) Accounts payables to employees (Note 19 letter b)

The participation in profits and bonuses related to an annual incentive plan for achievement of certain objectives.

(c)	CIP (Corporate Incentive Plan)

With the aim of incentivizing the retention of talent among the employees of LATAM Group companies and in response to the exit of the Chapter 11 Procedure, it was agreed to grant an extraordinary and exceptional incentive called Corporate Incentive Plan (hereinafter also “CIP”), which will be enforceable and paid subject to compliance with the terms, clauses and conditions approved at the Board meeting dated April 25, 2023. In summary, the CIP contemplates three categories oriented to three different groups or categories of employees, whether they are hired by the Company directly, or in other companies of the LATAM Group. These categories are as follows: Non-Executive Employees; Executives Not part of the Global Executive Meeting o “GEM”; and GEM Executives. Employees in each of these groups are only eligible for the CIP that corresponds to their respective category. The terms of each of these CIP categories were communicated to the respective employees between the months of January to December 2023.

Below are more background on each of the different categories of the CIP. Additionally, in Note 33 describes in more detail the main terms and conditions of the last two categories of the CIP (i.e., Non-GEM Executives; and GEM Executives):

i)	Non-Executive Employees: The first subprogram was aimed at non-executive employees who, while hired at one of the LATAM Group companies as of December 31, 2020, were still in their position as of April 30, 2023, which includes a fixed and guaranteed payment in cash on certain dates, depending on the country where the employee is hired.

This subprogram is available to those employees who were unable to qualify for one of the two categories below, or who were able to do so, chose not to participate in them.

ii)	Executives Not part of the GEM: The second subprogram applies to senior executives not part of the GEM (Global Executive Meeting – Senior Managers, Managers, Assistant Managers). This program contemplates the creation of remuneration synthetic Units (hereinafter, simply “Units”) that, by reference, are considered as equivalent to the price of one share of LATAM Airlines Group S.A., and consequently, in case they become effective, they grant the worker the right to receive the payment in cash that results from multiplying the number of Units that become effective by the value per share of LATAM Airlines Group S.A. that should be considered in accordance with CIP.

In this context, this program contemplates two different bonuses: (1) a withholding bonus, consisting of the amount in cash resulting from Units that are assigned to the respective employee, these Units being paid at 20% at month 15 and 80% at month 24, in each case, counted from the exit date of Chapter 11 Procedure (i.e., November 3, 2022) (the “Exit Date”). This is consequently a guaranteed payment for these employees; and (2) a bonus associated with the certain financial indicators of LATAM Airlines Group S.A. and its subsidiaries, which is reflected in Note 19 (b), becoming effective 20% at month 15 and 80% at month 24, in each case, from the Exit Date. Consequently, this is an eventual payment that is only made if these indicators are reached.

iii)	GEM Executives: The third subprogram applies to the Company´s GEM executives (Global Executive Meeting) (CEO and employees whose job description is “vice presidents” or “directors”). This program, in essence, contemplates the creation of remuneration synthetic Units that, by referential means, are considered as equivalent to the price of one share of LATAM Airlines Group S.A. and consequently, in case they become effective, they grant the worker the right to receive the payment in cash that results from multiplying the number of Units that become effective by the value per share of LATAM Airlines Group S.A. that must be considered according to the CIP.

These Units are divided into:

(1) Units associated with the employee’s permanence in one of the LATAM Group companies (“RSUs” – Retention Shares Units); and (2) Units associated with both the employee’s permanence in one of the LATAM Group companies and the performance of LATAM Airlines Group S.A. (“PSUs” – Performance Shares Units). This performance is ultimately measured according to the share price of LATAM Airlines Group S.A. in the terms and conditions of the CIP.

Both the RSUs and the PSUs are consequently associated with the passage of time, becoming effective by partialities according to the calendar contemplated by the CIP. For the case of RSUs, having a vesting guaranteed by partialities as explained in more detail in Note 33. On the other hand, the PSUs also consider the market value of the share of LATAM Airlines Group S.A. considering a liquid market. However, as long as there is no such liquid market, the share price will be determined on the basis of representative transactions. As explained in more detail in Note 33, PSUs constitute a contingent and non-guaranteed payment.

In addition, some GEM Executives will also be entitled to receive a fixed and guaranteed cash payment (“MPP” – Management Protection Plan) on certain dates according to the CIP. Those employees who are eligible for this MPP will also be eligible for a limited number of additional MSUs (“MPP Based RSUs”).

During the first quarter of 2025, GEM executives contracts were amended incorporating an alternative modality for a portion of the PSUs assigned to the employee to become effective. More specifically, up to 50% of the PSUs assigned to the respective employee will be eligible to become effective to the extent that, on or before the 60th month from the date of exit from the Chapter 11 Procedure, the Return per Share, expressed as a percentage of the price per share at which the shares issued by virtue of the capital increase agreed upon at the Extraordinary Shareholders’ Meeting of LATAM Airlines Group S.A. on July 5, 2022 (i.e., US$0.01083865799), exceeds certain thresholds. For these purposes, the concept of “Return per Share” considers the average price of stock market transactions in shares of LATAM Airlines Group S.A. within 60 business days prior to the determination date, plus any dividends and distributions that have been paid to shareholders with respect to their shares in LATAM Airlines Group S.A. after the exit from the Chapter 11 Procedure.

In all cases, the respective employees must have remained as such in one of the LATAM Group companies at the corresponding accrual date to qualify for these benefits.

For the three months ended March 31, 2025, the amount accrued related to this CIP was MUS$20.84 (MUS$20.71 at March 31, 2024), which is recorded in the “Administrative expenses” line of the Consolidated Statement of Income by Function. As of March 2025, the amount of this plan recorded in the consolidated statement of financial position is MUS$174.9.

(d)	Employment expenses are detailed below:

	For the period ended March 31,
	2025	2024
	ThUS$	ThUS$
	Unaudited
Salaries and wages	355,652	335,635
Short-term employee benefits	57,462	56,278
Other personnel expenses	37,864	33,839
Total	450,978	425,752

NOTE 23 - ACCOUNTS PAYABLE, NON-CURRENT

	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	410,081	433,447
Fleet (JOL)	40,000	40,000
Provision for vacations and bonuses	18,506	18,129
Other sundry liabilities	186	186
Total accounts payable, non-current	468,773	491,762

NOTE 24 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at March 31, 2025, amounts to ThUS$5,003,534 divided into 604,437,877,587 common stock of a same series (ThUS$5,003,534 divided into 604,437,877,587 shares as of December 31, 2024), a single series nominative, ordinary character with no par value. The total number of authorized shares of the Company as of March 31, 2025, corresponds to 604,441,789,335 shares. From the above it follows that 3,911,748 shares are pending subscription and payment, and said shares are intended exclusively to respond to the conversion of 42,398 Series H Convertible Bonds issued on the occasion of the exit from the reorganization procedure under Chapter 11. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of the Corporate Law and its regulations.

(b)	Movement of authorized shares

The following table shows the movement of the authorized, fully paid shares and back-up shares to be delivered in the event that the respective conversion option is exercised under the convertible notes currently issued by the Company:

	As of March 31, 2025 (Unaudited)				As of December 31, 2024
	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option	N° of convertible notes back- up shares pending to place	N° of shares to subscribe or not used	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option	N° of convertible notes back- up shares pending to place	N° of shares to subscribe or not used
Opening Balance	604,441,789,335	604,437,877,587	3,911,748	—	604,441,789,335	604,437,877,587	3,911,748	—
Convertible Notes H	—	—	—	—	—	—	—	—
Reduction of full right	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—
Closing Balance	604,441,789,335	604,437,877,587	3,911,748	—	604,441,789,335	604,437,877,587	3,911,748	—

(c)	Share capital

The following table shows the movement of share capital:

Paid- in Capital
ThUS$
Initial balance as of January 1, 2024	5,003,534
There were no movements during the year	—
Ending balance as of December 31, 2024	5,003,534
Initial balance as of January 1, 2025	5,003,534
There were no movements during the year	—
Ending balance as of March 31, 2025 (Unaudited)	5,003,534

(d)	Other equity- Value of conversion right - Convertible Notes

(d.1)	Notes subscription

The Convertible Notes were issued to be place in exchange for a cash contribution, in exchange for settlement of Chapter 11 Proceeding or a combination of both. Convertible Notes issued in exchange for cash were valued at fair value (the cash received). Notes issued in exchange for settlement of Chapter 11 claims were valued considering the discount that each group of liabilities settled on at the emergence date. The table below shows the 3 Convertible Notes at their nominal values, the adjustment, if any, to arrive at their fair values and the amount of transaction costs. The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. The equity portion is recognized under Other equity at the time the Convertible Notes are issued.

During the period ended March 31, 2025, and for the year ended December 31, 2024, there was no subscription of convertible bonds.

(d.2)	Conversion of notes into shares

Until as of December 31, 2023, the following notes have been converted into shares:

Concepts	Convertible Notes G	Convertible Notes H	Convertible Notes I	Total Convertible Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Conversion percentage	100.000%	99.997%	100.000%
Conversion option of convertible notes exercised	1,133,397	1,372,798	6,863,427	9,369,622
Total Converted Notes	1,133,397	1,372,798	6,863,427	9,369,622

As of March 31, 2025, and as of December 31, 2024, no bonds have been converted into shares.

The conversion option from the issuance of convertible notes classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument (i.e. convertible notes) as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. As of March 31, 2025, the portion not converted into equity corresponds to ThUS$39.

(d.3)	The Convertible Notes

The contractual conditions of the G, H and I Convertible Notes consider the delivery of a fixed number of shares of LATAM Airlines Group S.A. at the time of settlement of the conversion option of each of them. The foregoing determined the classification of convertible notes as equity instruments, with the exception of Bond H, which considers, in addition to the delivery of a fixed number of shares, the payment of 1% annual interest with certain conditions for its payment and its accrual from 60 days after the exit Date. The payment of this interest gives rise to the recognition of a liability component for the class H convertible notes.

At the date of issue, the fair value of the liability component in the amount of ThUS$102,031 was estimated using the prevailing market interest rate for similar non-convertible instruments.

Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible notes using the effective interest method.

(e)	Reserve of share- based payments

Movement of Reserves of share- based payments:

Periods	Opening balance	Stock option plan	Closing balance
	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2024 (Unaudited)	37,235	—	37,235
From April 1 to December 31, 2024 (Unaudited)	37,235	—	37,235
From January 1 to March 31, 2025 (Unaudited)	37,235	—	37,235

These reserves are related to share based payment plans that expired during the first quarter of 2023. No equity instruments were issued and no amounts were paid associated with these plans.

(f)	Other sundry reserves

Movement of Other sundry reserves:

Periods	Opening balance	Transactions with non-controlling interest	Other sundry reserves	Others increases (Decreases)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2024 (Unaudited)	(1,170,016)	—	—	—	(1,170,016)
From April 1 to December 31, 2024 (Unaudited)	(1,170,016)	—	—	510	(1,169,506)
From January 1 to March 31, 2025 (Unaudited)	(1,169,506)	—	—	(155,899)	(1,325,405)

Balance of Other sundry reserves comprise the following:

	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Higher value for TAM S.A. share exchange (1)	2,666,202	2,666,202
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(211,582)	(211,582)
Adjustment to the fair value of the New Convertible Notes (4)	(3,624,871)	(3,624,871)
Share buyback program (5)	(155,899)	—
Others	(1,875)	(1,875)
Total	(1,325,405)	(1,169,506)

(1)	Corresponds to the difference between the value of the shares of TAM S.A., acquired by Sister Holdco S.A. (under the Subscriptions) and by Holdco II S.A. (by virtue of the Exchange Offer), which is recorded in the declaration of completion of the merger by absorption, and the fair value of the shares exchanged by LATAM Airlines Group S.A. as of June 22, 2012.

(2)	Corresponds to the technical revaluation of the fixed assets authorized by the Commission for the Financial Market in the year 1979, in Circular No. 1529. The revaluation was optional and could be made only once; the originated reserve is not distributable and can only be capitalized.

(3)	The balance corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional S.A. for ThUS$(3,480) and ThUS$(20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for ThUS$(885), the acquisition of Inversiones Lan S.A. of the minority participation in Aerovías de Integración Regional S.A. for an amount of ThUS$(2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS$(21,526) through Holdco Ecuador S.A. The loss due to the acquisition of the minority interest of Multiplus S.A. for ThUS$(184,135), and the acquisition of a minority interest in LATAM Airlines Perú S.A. through LATAM Airlines Group S.A for an amount of ThUS$(3,225) and acquisition of the minority stake in LAN Argentina S.A. and Inversora Cordillera through Transportes Aéreos del Mercosur S.A. for an amount of ThUS$(3,383). The movements during 2023 was the following: acquisition of the non-controlling interest of Aerovías de Integración Regional S.A. for an amount of ThUS$(23) and amendment of articles in the legal statutes of association related to premiums for the issuance of shares in the subsidiaries Aerovías de Integración Regional S.A. for a total amount of ThUS$5.097.

(4)	The adjustment to the fair value of the Convertible Notes delivered in exchange for settlement of Chapter 11 claims was valued considering the discount that each group of liabilities settled on at the emergence date. These relate to: gain on the haircut for the accounts payable and other accounts payable for ThUS$2,564,707, gain on the haircut for the financial liabilities for ThUS$420,436,and gain on the haircut of lease liabilities which is booked against the right of use asset for ThUS$639,728 as of March 31, 2025 and December 31, 2024.

(5)	At the Extraordinary Shareholders’ Meeting held on March 17, 2025 (the “Meeting”), it was approved a program for the acquisition of shares issued by the Company was approved, in accordance with Articles 27 A to 27 C and other relevant articles of the Corporations Act (the “Share Repurchase Program”, “Buyback” or the “Program”) for up to 1.6% of the outstanding shares, which corresponds to 9,671,006,041 shares as of this date. The Share Repurchase Program will have a duration of 18 months from the date of the Meeting with the purpose of distributing proceeds to shareholders and investing in shares issued by the Company. At the Meeting, the Board of Directors has been delegated the authority to set the minimum and maximum purchase price for shares under the Program, remaining fully empowered to modify this determination as often as it deems necessary, in its sole discretion. The Meeting also approved to authorize the Board of Directors, in accordance with Article 27 B of the Corporations Law, to carry out the acquisition of shares subject to the Program on stock exchanges through systems that allow for pro rata acquisition of the shares. If the established percentage is not reached, the remaining balance may be purchased directly in “rueda”. Additionally, the Board of Directors has been delegated the authority to always acquire shares directly in the market for an amount representing up to 1% of the Company’s share capital within any 12-month period, without the need to apply the pro rata procedure, under the terms provided for in the aforementioned Article 27 B.

In a Board of Directors meeting held on March 2 8, 2025, the Company’s Board of Directors approved the launch of the Program approved at the aforementioned Meeting, in accordance with the delegation granted to the Board of Directors at that Meeting and the applicable regulations. Specifically, on this date, the Board of Directors agreed to:

a) Initiate the Program through the pro rata mechanism of an OFB (“Oferta Firme en Bloque” or “OFB”, for its Spanish acronym) on the Santiago Stock Exchange (the “Exchange”) for up to 1.6% of the outstanding shares into which the Company’s share capital is divided (i.e., up to 9,671,006,041 shares), at a price per share of CLP$15.02 (fifteen point zero two pesos, legal currency in Chile), equivalent to March 28, 2025 to US$0.016120204 (zero point zero one six one two zero two zero four U.S. dollars), according to the “observed” exchange rate as of this date, for a period of 30 days. The terms and conditions of the OFB may be modified as permitted by current regulations. Any changes will be duly reported through a new Material Fact and will be recorded with the Exchange in accordance with the exchange regulations.

b) Determine that the OFB be registered in the Exchange’s systems on March 28, 2025, with effective as of April 1, 2025. The OFB will have an initial period of 30 days, from April 1, 2025, to April 30, 2025.

c) Engage J.P. Morgan Corredores de Bolsa SpA and Banchile Corredores de Bolsa S.A. to implement the OFB.

Additionally, in the same meeting, it is agreed that ADR holders who desire to sell shares under the Program must first cancel their respective ADRs and convert them into shares of the Company under the terms outlined in our deposit agreement with JPMorgan Chase Bank, N.A. To do so, they must contact the depositary.

As of March 31, 2025, following approval by the Company’s Board of Directors to initiate the program to acquire its own-issued shares through pro rata mechanism the “Oferta Firme en bloque” (OFB) indicated in the preceding paragraphs, the Company recognized the payment obligation of ThUS$155,899.

(g)	Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) on change on value of time value of options	Actuarial gain or loss on defined benefit plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2024	(3,830,611)	(38,678)	32,947	(48,559)	(3,884,901)
Change in fair value of hedging instrument recognized in OCI	—	72,299	(28,589)	—	43,710
Reclassified from OCI to profit or loss	—	(26,406)	8,812	—	(17,594)
Actuarial reserves by employee benefit plans	—	—	—	(15,291)	(15,291)
Deferred tax actuarial IAS by employee benefit plans	—	—	—	594	594
Translation difference subsidiaries	(43,750)	(12)	(38)	—	(43,800)
Closing balance as of March 31, 2024 (Unaudited)	(3,874,361)	7,203	13,132	(63,256)	(3,917,282)

Opening balance as of April 1, 2024 (Unaudited)	(3,874,361)	7,203	13,132	(63,256)	(3,917,282)
Change in fair value of hedging instrument recognized in OCI	—	(56,823)	(6,283)	—	(63,106)
Reclassified from OCI to profit or loss	—	(14,492)	13,873	—	(619)
Reclassified from OCI to the value of the hedged asset	—	11,999	14,580	—	26,579
Actuarial reserves by employee benefit plans	—	—	—	(6,472)	(6,472)
Deferred tax actuarial IAS by employee benefit plans	—	—	—	314	314
Translation difference subsidiaries	(335,299)	(783)	342	—	(335,740)
Closing balance as of December 31, 2024	(4,209,660)	(52,896)	35,644	(69,414)	(4,296,326)

Opening balance as of January 1, 2025	(4,209,660)	(52,896)	35,644	(69,414)	(4,296,326)
Change in fair value of hedging instrument recognized in OCI	—	26,710	(16,503)	—	10,207
Reclassified from OCI to profit or loss	—	(7,923)	10,727	—	2,804
Actuarial reserves by employee benefit plans	—	—	—	(7,594)	(7,594)
Deferred tax actuarial IAS by employee benefit plans	—	—	—	321	321
Translation difference subsidiaries	128,140	268	(138)	—	128,270
Closing balance as of March 31, 2025 (Unaudited)	(4,081,520)	(33,841)	29,730	(76,687)	(4,162,318)

(g.1)	Cumulative translate difference

These are originated from exchange differences arising from the translation of any investment in foreign entities (or Chilean investments with a functional currency different to that of the parent company), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and a loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(g.2)	Cash flow hedging reserve

These are originated from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted, and the corresponding results recognized.

(g.3)	Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the present value obligation for defined benefit plans due to changes in actuarial assumptions, and experience adjustments, which are the effects of differences between the previous actuarial assumptions and the actual events that have occurred.

(h)	Retained earnings/(losses)

Movement of Retained earnings/(losses):

Periods	Opening balance	Result for the period	Dividends (*)	Others increase (decreases)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2024 (Unaudited)	464,411	258,279	(77,483)	—	645,207
From April 1 to December 31, 2024 (Unaudited)	645,207	718,693	(215,609)	—	1,148,291
From January 1 to March 31, 2025 (Unaudited)	1,148,291	355,288	(106,586)	—	1,396,993

(*)	It corresponds to mandatory minimum dividend provision charged to equity related to the net income for the year 2024 and for the period ended March 31, 2025 (See letter i) under this same Note.

(i)	Dividends per share

Description of dividend	Minimum mandatory dividend 2025		Minimum mandatory dividend 2024
Amount of the dividend (ThUS$)	106,586	(*)	293,092	(**)
Number of shares among which the dividend is distributed	604,437,877,587		604,437,877,587
Dividend per share (US$)	0.000176		0.000485

(*)	It corresponds to mandatory minimum dividend provision charged to equity related to the net income for the year 2025. The minimum dividend proposal for the 2025 financial year it must be approved by the Board of Directors when appropriate in accordance with the applicable regulations.

(**)	In the Ordinary Shareholders’ Meeting held on March 24, 2025, it was agreed to distribute a final dividend proposed by the Board of Directors in the Ordinary Session of March 14, 2025, amounting to ThUS$293,092, which corresponds to 30% of the net income for the year 2024. The payment was made on April 22, 2025.

NOTE 25 - REVENUE

The detail of revenues is as follows:

	For the period ended March 31,
	2025	2024
	ThUS$	ThUS$
	Unaudited
Passengers	2,942,889	2,897,842
Cargo	405,589	369,357
Total	3,348,478	3,267,199

NOTE 26 - COSTS AND EXPENSES BY NATURE

(a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the period ended March 31,
	2025	2024
	ThUS$	ThUS$
	Unaudited
Aircraft fuel	(973,963)	(1,024,373)
Other rentals and landing fees	(383,096)	(387,659)
Aircraft maintenance	(186,063)	(194,231)
Aircraft rental (*)	—	(1,233)
Commissions	(53,651)	(61,732)
Passenger services	(84,351)	(76,131)
Other operating expenses	(337,205)	(376,638)
Total	(2,018,329)	(2,121,997)

(*)	Aircraft Lease Contracts include lease payments based on Power by the Hour (PBH) at the beginning of the contract and fixed-rent payments later on. For these contracts that contain an initial period based on PBH and then a fixed amount, a right of use asset and a lease liability was recognized at the date of modification of the contract. These amounts continue to be amortized over the contract term on a straight-line basis starting from the modification date of the contract. Therefore, as a result of the application of the lease accounting policy, the expenses for the year include both the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets (included in the Depreciation line included in b) below) and interest from the lease liability (included in Lease Liabilities letter c) below)

	For the period ended March 31,
	2025	2024
	ThUS$	ThUS$
	Unaudited
Payments for leases of low-value assets	(5,544)	(5,645)
Total	(5,544)	(5,645)

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the period ended March 31,
	2025	2024
	ThUS$	ThUS$
	Unaudited
Depreciation (*)	(369,566)	(317,301)
Amortization	(19,336)	(15,521)
Total	(388,902)	(332,822)

(*)	Included within this amount is the depreciation of the Property, plant and equipment (See Note 16 (a)) and the maintenance of the aircraft recognized as right of use assets. The maintenance cost amount included in the depreciation line for the year ended March 31, 2025 is ThUS$169,563 (ThUS$155,463 for the same year in 2024).

(c)	Financial costs

The detail of financial costs is as follows:

	For the period ended March 31,
	2025	2024
	ThUS$	ThUS$
	Unaudited
Bank loan interests	(60,748)	(100,010)
Financial leases	(9,508)	(13,156)
Lease liabilities	(78,398)	(73,283)
Other financial expenses	(3,071)	(4,936)
Total	(151,725)	(191,385)

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 22, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

NOTE 27 - OTHER INCOME, BY FUNCTION

Other income, by function is as follows:

	For the period ended March 31,
	2025	2024
	ThUS$	ThUS$
	Unaudited
Tours	20,632	15,064
Customs and warehousing	11,432	7,201
Income from non-airlines products LATAM Pass	6,230	12,694
Other miscellaneous income	23,829	19,175
Total	62,123	54,134

NOTE 28 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, LATAM has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates. For each entity and all other currencies are defined as a foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that are part of the LATAM Airlines Group S.A. and Subsidiaries.

Following are the current exchange rates for the US dollar, on the dates indicated:

	As of March 31,	As of December 31,	As of December 31,
	2025	2024	2023
	Unaudited
Argentine peso	1,073.40	1,030.50	807.98
Brazilian real	5.72	6.18	4.85
Chilean peso	953.07	996.46	877.12
Colombian peso	4,188.10	4,403.50	3,872.49
Euro	0.92	0.96	0.90
Australian dollar	1.60	1.61	1.46
Boliviano	6.86	6.86	6.86
Mexican peso	20.43	20.54	16.91
New Zealand dollar	1.77	1.77	1.58
Peruvian Sol	3.70	3.80	3.70
Paraguayan Guarani	7,988.6	7,815.0	7,270.60
Uruguayan peso	42.10	43.80	38.81

Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of March 31, 2025	As of December 31, 2024
Current assets
	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	802,490	630,133
Argentine peso	6,497	4,184
Brazilian real	3,344	4,529
Chilean peso	193,312	17,440
Colombian peso	18,665	12,156
Euro	18,358	15,721
U.S. dollar	514,539	532,670
Other currency	47,775	43,433

Other financial assets, current	8,192	7,768
Chilean peso	2,331	2,130
U.S. dollar	5,287	5,086
Other currency	574	552

Other non - financial assets, current	96,454	58,675
Chilean peso	40,477	29,968
Euro	2,489	4,105
U.S. dollar	3,221	2,542
Peruvian sun	35,134	7,845
Other currency	15,133	14,215

Trade and other accounts receivable, current	203,669	214,599
Argentine peso	10,674	8,729
Chilean peso	67,590	64,915
Colombian peso	2,429	1,562
Euro	91,660	96,438
U.S. dollar	2,911	7,503
Other currency	28,405	35,452

Accounts receivable from related entities, current	12	24
Chilean peso	12	24

Tax current assets	16,780	13,121
Chilean peso	2,127	2,035
Colombian peso	8,442	7,020
Peruvian sun	3,645	1,909
Other currency	2,566	2,157

Total current assets	1,092,463	916,475
Argentine peso	17,171	12,913
Brazilian real	3,344	4,529
Chilean peso	305,849	116,512
Colombian peso	29,536	20,738
Euro	112,507	116,264
U.S. Dollar	525,958	547,801
Other currency	98,098	97,718

	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
Non-current assets

Other financial assets, non-current	14,247	13,627
Brazilian real	3,253	2,989
Chilean peso	917	876
Euro	4,860	4,579
U.S. dollar	2,270	2,315
Other currency	2,947	2,868

Other non - financial assets, non-current	5,993	5,127
Brazilian real	5,891	5,058
Other currency	102	69

Accounts receivable, non-current	4,410	4,126
Chilean peso	4,410	4,126

Deferred tax assets	5,037	5,147
Colombian peso	4,980	5,112
Other currency	57	35

Total non-current assets	29,687	28,027
Brazilian real	9,144	8,047
Chilean peso	5,327	5,002
Colombian peso	4,980	5,112
Euro	4,860	4,579
U.S. dollar	2,270	2,315
Other currency	3,106	2,972

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Current liabilities

Other financial liabilities, current	32,717	30,413	1,436	872
Chilean peso	2,920	1,621	1,307	747
Euro	27,246	26,191	9	6
U.S. dollar	2,149	2,131	—	—
Other currency	402	470	120	119

Trade and other accounts payables, current	905,046	817,925	8,218	8,639
Argentine peso	3,222	5,203	202	133
Brazilian real	12,656	13,237	789	765
Chilean peso	173,488	175,057	1,501	1,556
Euro	49,585	48,804	10	7
U.S. dollar	600,869	513,970	1,644	1,773
Peruvian sol	45,172	45,244	4,030	4,301
Mexican peso	1,917	1,890	—	—
Pound sterling	5,109	4,811	23	18
Uruguayan peso	1,211	1,253	5	5
Other currency	11,817	8,456	14	81

Accounts payable to related entities, current	4,859	7,520	—	—
U.S. dollar	4,859	7,520	—	—

Other provisions, current	12	10	13,224	14,161
Chilean peso	—	—	4	4
Other currency	12	10	13,220	14,157
Current liabilities

Other non-financial liabilities, current	21,060	11,031	4,824	5,330
Argentine peso	1,266	1,286	212	478
Chilean peso	13,400	3,916	2,900	2,688
Colombian peso	2,212	1,122	1,382	1,187
U.S. dollar	1,089	3,185	58	758
Other currency	3,093	1,522	272	219

Total current liabilities	963,694	866,899	27,702	29,002
Argentine peso	4,488	6,489	414	611
Brazilian real	12,656	13,237	789	765
Chilean peso	189,808	180,594	5,712	4,995
Colombian peso	2,212	1,122	1,382	1,187
Euro	76,831	74,995	19	13
U.S. dollar	608,966	526,806	1,702	2,531
Other currency	68,733	63,656	17,684	18,900

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Non-current liabilities
Other financial liabilities, non-current	84,500	90,248	2,394	2,791	156,904	167,538
Chilean peso	41,891	33,318	2,345	2,749	155,832	166,495
Euro	30,084	43,861	49	42	1,072	1,043
U.S. dollar	11,687	12,217	—	—	—	—
Other currency	838	852	—	—	—	—

Accounts payable, non-current	24,175	22,407	—	—	—	—
Chilean peso	16,813	16,477	—	—	—	—
U.S. dollar	5,775	4,397	—	—	—	—
Other currency	1,587	1,533	—	—	—	—

Other provisions, non-current	49,594	44,993	—	—	—	—
Argentine peso	2,718	2,685	—	—	—	—
Brazilian real	41,421	37,227	—	—	—	—
Chilean peso	2,199	1,996	—	—	—	—
Colombian peso	350	330	—	—	—	—
Euro	2,762	2,653	—	—	—	—
U.S. dollar	144	102	—	—	—	—

Provisions for employees benefits, non-current	101,414	89,950	—	—	—	—
Chilean peso	93,444	82,804	—	—	—	—
U.S. dollar	7,970	7,146	—	—	—	—

Total non-current liabilities	259,683	247,598	2,394	2,791	156,904	167,538
Argentine peso	2,718	2,685	—	—	—	—
Brazilian real	41,421	37,227	—	—	—	—
Chilean peso	154,347	134,595	2,345	2,749	155,832	166,495
Colombian peso	350	330	—	—	—	—
Euro	32,846	46,514	49	42	1,072	1,043
U.S. dollar	25,576	23,862	—	—	—	—
Other currency	2,425	2,385	—	—	—	—

	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
	Unaudited
General summary of foreign currency:

Total assets	1,122,150	944,502
Argentine peso	17,171	12,913
Brazilian real	12,488	12,576
Chilean peso	311,176	121,514
Colombian peso	34,516	25,850
Euro	117,367	120,843
U.S. dollar	528,228	550,116
Other currency	101,204	100,690

Total liabilities	1,410,377	1,313,828
Argentine peso	7,620	9,785
Brazilian real	54,866	51,229
Chilean peso	508,044	489,428
Colombian peso	3,944	2,639
Euro	110,817	122,607
U.S. dollar	636,244	553,199
Other currency	88,842	84,941

Net position
Argentine peso	9,551	3,128
Brazilian real	(42,378)	(38,653)
Chilean peso	(196,868)	(367,914)
Colombian peso	30,572	23,211
Euro	6,550	(1,764)
U.S. dollar	(108,016)	(3,083)
Other currency	12,362	15,749

NOTE 29 – EARNINGS PER SHARE

	For the period ended March 31,
	2025	2024
	Unaudited
Basic earnings per share

Income attributable to owners of the parent company (ThUS$)	355,288	258,279
Weighted average number of shares, basic (*)	604,437,877,587	604,437,877,587
Basic earnings per share (US$)	0.000588	0.000427

	For the period ended March 31,
	2025	2024
	Unaudited
Diluted earnings per share
Income attributable to owners of the parent company (ThUS$)	355,288	258,279
Weighted average number of shares, diluted (**)	604,441,789,335	604,441,789,335
Diluted earnings per share (US$)	0.000588	0.000427

(*)	As of March 31, 2025, the weighted average number of shares considers 604,437,877,587 shares outstanding from January 1, 2025 to March 31, 2025. As of March 31, 2024, the number of weighted basic shares considers 604.437.877.587 outstanding shares from January 1, 2024 to March 31, 2024.

(**)	As of March 31, 2025, the number of weighted diluted shares considers 604,437,877,587 shares outstanding and 3,911,748 shares outstanding from January 1, 2025 until March 31, 2025, assuming the full conversion of the Convertibles Notes that were issued on the date of exit from Chapter 11. As of March 31, 2024, the number of weighted diluted shares considers 604,437,877,587 shares from January 1, 2024 to March 31, 2024, and 3,911,748 shares outstanding from January 1 to March 31, 2024, assuming the full conversion of the convertible bonds that were issued on the date of exit from Chapter 11.

NOTE 30 – CONTINGENCIES

I.	Lawsuits

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A. y Lan Cargo S.A.	Comisión Europea	—	Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th, 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.

On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.

On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of ThUS$8,889 (€8.220.000 Euros)

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals €776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling €8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. On July 12, 2019, we attended a hearing before the European Court of Justice to confirm our petition for vacation of judgment or otherwise, a reduction in the amount of the fine.  On March 30, 2022, the European Court issued its ruling and lowered the amount of our fine from ThUS$8,889 (€8,220,000 Euros) to ThUS$2,422 (€2,240,000 Euros). This ruling was appealed by LAN Cargo S.A. and LATAM on June 9, 2022. The other eleven airlines also appealed the ruling affecting them. The European Commission responded to our appeal of September 7, 2022. Lan Cargo S.A. and LATAM answered the Commission’s arguments on November 11, 2022. Finally, the European Commission replied to our defense in January 2023. On February 13, 2023, LAN Cargo, S.A. and LATAM requested the European Court to hold an oral hearing to ensure the Court’s full understanding of some points of the discussion. The European Court held a hearing on April 10, 2024. We are currently awaiting a decision. On September 5, 2024, the Advocate General of the European Court of Justice issued a non-binding opinion affirming that the European Court should dismiss all the appeals of the airlines and maintain the fines imposed. The European Court usually follows the majority of the Advocate General’s recommendations, so it is highly likely that the final decision will confirm the fines, in our case, 2,240,000 euros.

2,422

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Lan Cargo S.A. y LATAM Airlines Group S.A.	In the Ovre Romerike Disrtict Court (Norway) and Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands)	—	Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany, these claims were filed in England, Norway, the Netherlands and Germany, but are only ongoing in Norway and the Netherlands.	The two cases still pending, in Norway and the Netherlands, are in the evidence confirmation stage. The Norway case has been inactive since January 2014 (pending the final decision of the European Commission), but there has been judicial activity in the Netherlands case. In the Netherlands, most of the airlines involved in this case have been forced to withdraw their claim against LATAM and Lan Cargo after their previous claims in the Chapter 11 proceedings before the New York Court were dismissed. So, Lufthansa, Lufthansa Cargo, British Airways, Air France, KLM, Martinair and Singapore have withdrawn their claims and now only the Thai Airways claim is still ongoing against LATAM and Lan Cargo. Only the withdrawal of KLM’s claim has been notified in the case of Norway.	—
Aerolinhas Brasileiras S.A.	Justicia Federal.	0008285-53.2015.403.6105	An action seeking to quash a decision and petitioning for early protection in order to obtain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer:ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. In December 2018, the Justice Federal ruled negatively against ABSA, indicating that it will not apply a additional reduction to the fine imposed. The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019.	10,033

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Aerolinhas Brasileiras S.A.	Justicia Federal.	0001872-58.2014.4.03.6105	A lawsuit filed by ABSA with a motion for preliminary injunction, was filed on February 28, 2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006-43.	The statement was authenticated on January 29, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN. On 05/20/2016 the process was sent to PGFN, which was manifested on 06/03/2016. The Decision denied the company’s request in the lawsuit. The court (TRF3) made a decision to eliminate part of the debt and keep the other part (already owed by the Company, but which it has to pay only at the end of the process: ThUS$3.500 – R$ 20.022.885- probable y ThUS$7.872 – R$ 45.032.970,25 - posible). We must await a decision on the Treasury appeal.	11,373
Tam Linhas Aéreas S.A.	Tribunal Regional Federal da 2a Região.	2001.51.01.012530-0 (linked to this process Pas 19515.721154/2014-71, 19515.002963/2009-12)	Ordinary judicial action filed by TAM Linhas Aéreas for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.	Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company. In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for R$ 260.223.373,10-original amount in 2012/2013, which currently equals ThUS$95.778 (R$547.853.631,45). The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. In September 2022 with a decision for the parties, they will rule on more evidence and then we will have to wait for a resolution. No amount additional to the deposit that has already been made is required if this case is lost. A ruling is currently pending on the company’s appeal.	75,408
Tam Linhas Aéreas S.A.	Secretaria da Receita Federal do Brasil.	10880.725950/2011-05	A claim filed by the tax authorities questioning the offsetting of credits from the Social Integration Program (PIS in Portuguese) and Social Security Financing Contribution (COFINS in Portuguese) declared in the Offsetting Declarations (DCOMPs in Portuguese).	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016. The company has received the results of the due diligence and presented a claim. On August 21, 2024, a decision was rendered in the Remedy of Appeal adverse to LATAM Airlines Brazil. We need to wait for service of the decision to evaluate the next steps to take.	33,029

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	10 ª Vara das Execuções Fiscais Federais de São Paulo	0061196-68.2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. In April 2025, a first-instance ruling was issued against LATAM Airlines Brasil. The Company filed an appeal on April 9, 2025.	30,913
TAM Linhas Aéreas S.A.	Secretaría de Receita Federal	5002912.29.2019.4.03.6100	A lawsuit filed by TAM disputing the debit in the administrative proceeding 16643.000085/2009-47, reported in previous notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark.	The lawsuit was assigned on February 28, 2019. A decision was rendered on March 1, 2019 stating that no guarantee was required. On 04/06/2020 TAM Linhas Aéreas S.A. had a favorable decision (sentence). The National Treasury can appeal. Today, we await the final decision.	9,206
TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import.	There is no predictable decision date because it depends on the court of the government agency. On June 29, 2023, the company decided to propose a composition to the National Treasurer on payment of the debt, but with the legal deductions stipulated in Law 246/2022. the debt is paid. We are awaiting a response from the authority.	14,048
TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport (Referring to 2012).	An administrative defense was presented on May 29, 2018, which was partially in favor of the company. We filed an appeal and it was decided that the process will become a due diligence. We are awaiting the due diligence.	28,094

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	In 2001, the Company filed a court claim and in 2009, an initial decision was rendered partially in favor of the Company. In 2016, the Court dismissed the appeal by the plaintiffs. We filed new appeals before the STJ (Superior Court of Justice of Brazil) and STF (Supreme Federal Court of Brazil). Those appeals (special and extraordinary) were denied, so we filed another appeal, called Internal Appeal, on which a decision is pending. A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered to pay a fee.	—
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	19515-720.823/2018-11	An administrative claim against TAM to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. The Court dismissed the Company’s appeal in August 2019. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) on September 17, 2019, that is pending a decision.	114,646
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938832/2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system (proportionality of the PIS and COFINS credits).	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	20,272
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938834/2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits).	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	15,009

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938837/2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits).	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	19,605
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938838/2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2012, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits).	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	12,670
LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Juzgado de 1° Instancia en lo Civil y Comercial Federal N° 11 de la ciudad de Buenos Aires	1408/2017	Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services. It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.	Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires. After 2 years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019. The Court ruled in favor of the defendants on March 26, 2021, denying the precautionary measure petitioned by the plaintiff. The plaintiff requested on several occasions the opening of the trial, which was rejected by the Court due to the lack of notification of previous resolutions. The evidentiary stage has not yet begun in this case.	—

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10.880.938842/2013-54	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system. (proportionality of the PIS and COFINS credits).	We presented our administrative defense. The Court dismissed the Company’s defense. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	14,496
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10.880.938844/2013-43	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system. (proportionality of the PIS and COFINS credits).	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	13,299
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938841/2013-18	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system.(proportionality of the PIS and COFINS credits).	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	13,071
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10840.727719/2019-71	The Federal Tax Service issued a notice of violation in applying for collection of the PIS/COFINS tax for 2014 (proportionality of the PIS and COFINS credits).	We presented our administrative defense on January 11, 2020. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). On September 17, 2024, the Judge made a request to see the case file.	39,713

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910559/2017-91	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	It is about the non-approved compensation of Cofins. Administrative defense submitted (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	11,435
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910547/2017-67	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the first quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	13,174
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910553/2017-14	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	12,745
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910555/2017-11	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the first quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	13,408

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910560/2017-16	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	11,769
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910550/2017-81	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	13,581
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910549/2017-56	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	11,358
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910557/2017-01	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	10,766

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	Receita Federal do Brasil	10840.722712/2020-05	Administrative trial that deals with the collection of PIS/Cofins proportionality (fiscal year 2015).	TAM presented an administrative defense but the decision was unfavorable. The Company filed a voluntary appeal (CARF) that is pending a decision.	31,822
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	10880.978948/2019-86	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	17,492
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	10880.978946/2019-97	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020 with an unfavorable decision.The Company filed an appeal with the appellate administrative court. A partial decision was made on the appeal on September 17, 2024 (voluntary appeal).	10,581
TAM Linhas Aereas S.A.	Receita Federal do Brasil	10880.978944/2019-06	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020 with an unfavorable decision. A decision is pending. The Company filed an appeal with the appellate administrative court. A partial decision was made on the appeal on September 17, 2024 (voluntary appeal).	11,206

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8498-2020	Class Action Lawsuit filed by the National Corporation of Consumers and Users (CONADECUS) against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.	On 06/25/2020 we were notified of the lawsuit. On 04/07/2020 we filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, the decision is pending to date. On 07/11/2020 we requested the Court to comply with the suspension of this case, ruled by the 2nd Civil Court of Santiago, in recognition of the foreign reorganization procedure pursuant to Law No. 20,720, for the entire period that said proceeding lasts, a request that was accepted by the Court. CONADECUS filed a remedy of reconsideration and an appeal against this resolution should the remedy of reconsideration be dismissed. The Court dismissed the reconsideration on August 3, 2020, but admitted the appeal. On March 1, 2023, the Court of Appeals resolved to omit the hearing of the case and pronouncement regarding the appeal, in view of the fact that in January 2023 LATAM’s request the end of the suspension of the process that was decreed by resolution of July 17, 2020 in case file C-8498-2020 of the 23rd Civil Court of Santiago, for which the file was sent to the first instance to continue processing. On November 24, 2023, the Court dismissed LATAM’S motion for reversal against the ruling that declared the action filed by CONADECUS admissible. Accordingly, on December 4, 2023, LATAM filed the statement of defense. A reconciliation hearing was held on March 27, 2024, but no agreement was reached. An interim decision on evidence was rendered on May 14, 2024, and on June 18th, the reconsideration of that resolution was denied, which began the evidentiary period.The amount at the moment is undetermined.	—
TAM Linhas Aéreas S.A	Receita Federal de Brasil	13074.726429/2021-41	Notice of a violation prepared for the COFINS request regarding taxable events presumably occurring between 2016 and 2017.	TAM filed its administrative defense with an unfavorable decision. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). A partial decision on the appeal by LATAM Airlines Brazil was rendered on August 21, 2024. We need to wait for service of the decision to evaluate the next steps to take.	18,331

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	2007.34.00.009919-3(0009850-54.2007.4.01.3400)	A lawsuit seeking to review the incidence of the Social Security Contribution taxed on 1/3 of vacations, maternity payments and medical leave for accident.	In March 2007, the company filed a lawsuit protesting a court order so that the impact of social security payments on funds would not be eliminated (social security payments are applicable to 1/3 of vacation time, salary during maternity leave and illness subsidies). The decision rendered on February 2, 2008 was against the company, so it filed an appeal. The Appellate Court issued a decision partially in favor of the company. A Special/Extraordinary Remedy was filed that was stayed until the Court’s decision – (Topic STF 985). The matter was partially decided in the Supreme Court’s decision of June 2024 (STF) on the “leading case” of another company. After analyzing the decision by the Federal Supreme Court, LATAM Airlines Brazil confirmed that payments are owed for one-third of the vacation time from September 2020 to May 2024.	66,334
TAM Linhas Aéreas S.A.	UNIÃO FEDERAL	0052711-85.1998.4.01.0000	An indemnity claim to collect a differentiated price from the Federal Union because of the disruption of the economic equilibrium in the concession agreements between 1988 and 1992. The indemnity, should the action prosper, cannot be estimated (Price Freeze).	The lawsuit began in 1993. In 1998, there was a decision favorable to TAM. The process reached the Court, and in 2019, the decision was against TAM. The company has appealed and a decision is pending.	—
TAM Linhas Aéreas S.A	Tribunal do Trabajo de São Paulo	1000115-90.2022.5.02.0312	A class action whereby the Air Transport Union is petitioning for payment of additional hazardous and unhealthy work retroactively and in the future for maintenance/CML employees.	The action was considered partially valid. The case is awaiting hearing by the Regional Labor Court.	430
TAM Linhas Aéreas S.A	Receita Federal	15746.728063/2022-00	This is an administrative claim regarding alleged irregularities in the payment of Technical Assistance (SAT) in 2018.	The trial court administrative defense has been presented and the ruling was adverse. The company filed an appeal that was referred to the Brazilian Federal Administrative Tax Court (CARF in Portuguese) for a ruling on December 4, 2024. One of the judges asked to analyze the case on the day of the hearing, so a new hearing date is pending.	16,274

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	1003320-78.2023.4.06.3800	Legal action to discuss the debit of the administrative process 10611.720630/2017-16 (fine for violation of incorrect registration in DI- import declaration).	Distributed on January 19, 2023. The company obtained a precautionary measure suspending the collection without the need for a guarantee. Process awaiting response from the National Treasury. The decision was in favor of the company and the debt was canceled. A remedy filed by União Federal is pending.	19,942
TAM Linhas Aéreas S.A	União Federal	12585.720017/2012-84	This is a petition to recover a credit (proportional) in the 3rd quarter of 2010 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese).	Administrative defense presented. The administrative defense was denied. The Company presented a Voluntary Appeal (CARF) which was denied. A special appeal was presented, which was partially favorable. Waiting for the “liquidação” decision to be finalized.	9,468
TAM Linhas Aéreas S.A	União Federal	10880-982.487/2020-80	This is a petition to recover a credit (proportional) in the 4rd quarter of 2016 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese) (proportionality of the PIS and COFINS credits).	An administrative defense was presented but was dismissed. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). On September 17, 2024, the proceedings became a measure to analyze time-barred credits.	9,434
TAM Linhas Aéreas S.A	União Federal	10880-967.530/2022-49	This is a petition to recover a credit (proportional) in the 1rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits).	An administrative defense was presented. A decision is pending.	9,797

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	10880-967.532/2022-38	This is a petition to recover a credit (proportional) in the 2rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits).	An administrative defense was presented and a decision is pending.	10,517
TAM Linhas Aéreas S.A	União Federal	10880-967.533/2022-82	This is a petition to recover a credit (proportional) in the 4rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits).	An administrative defense was presented and a decision is pending.	18,544
TAM Linhas Aéreas S.A	União Federal	19613.725650/2023-86	A Notice of Violation prepared in the petition by the Social Integration Program (abbreviated as PIS in Portuguese) and by COFINS on taxable events allegedly occurring between May 2018 and December 2018. (proportionality of the PIS and COFINS credits).	An administrative defense was presented and a decision is pending.	12,978

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A.	Tribunal de Defensa de la Libre Competencia	489-2023	A preliminary precautionary measure was filed by the Tourism Companies Trade Association of Chile seeking that LATAM’s NDC system cease to be implemented or, alternatively, that collection of the Distribution Cost Recovery Fee be suspended and that LATAM be forbidden to limit the inventory of tickets available through the indirect distribution channel.	On May 24, 2023 the preliminary measure was initially rejected. However, after accepting an appeal for reinstatement of ACHET, said resolution was annulled on June 8, 2023, providing instead that partially accepts the precautionary measure only in terms of suspending the Distribution Cost Recovery Fee and prohibiting any unjustified limitation of the inventory of tickets available for the indirect distribution channel. On July 27, 2023, the TDLC issued a ruling favorable to LATAM, which annulled the precautionary measure in its entirety for not complying with the legal requirements. For the time being, the amount is indeterminate.	—
LATAM Airlines Group S.A.	23° Juzgado Civil de Santiago	C-8156-2022	A class action filed by CONADECUS against LATAM Airlines Group S.A. for alleged violations of the Consumer Protection Law because of the cancellation of tickets for international flights purchased through travel agencies. It petitioned for fines and damage indemnities to be imposed in defense of the collective and/or diffuse interest of consumers. LATAM has retained specialized legal counsel to defend it.	We were served the claim on September 21, 2023. On September 30, 2023, we filed a remedy of reconsideration against the decision that declared the lawsuit filed by CONADECUS admissible, which was dismissed by the Court on November 11, 2023. On November 18, 2023, LATAM filed the statement of defense. On August 6, 2024, LATAM petitioned that the proceedings be declared to have been abandoned, a request that was granted by resolution dated March 27, 2025. CONADECUS filed an appeal against this resolution on April 2, 2025. For the time being, the amount is undetermined.	—

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	10880.967587/2022-48	This is about the unaccredited compensation/reimbursement and redress regarding the improper payment of the monthly federal social assistance contribution (Cofins, as abbreviated in Portuguese) made in the third quarter of 2018.	The administrative defense has been presented and a decision is pending.	10,590
LATAM Airlines Group S.A.	Tribunal de Defensa de la Libre Competencia	NC-388-2011	On August 11, 2023, the Civil Aviation Administration (“JAC,” as abbreviated in Spanish) filed a petition for clarification with the Anti-Trust Court (“TDLC,” as abbreviated in Spanish) regarding Condition VIII.4 of Decision #37/2011 (“Condition VIII.4”). The petition seeks to impose a temporary 5 years limitation on 23 frequencies assigned by the JAC to LATAM after Decision #37 was issued.

The TDLC accepted LATAM’s remedy of reconsideration on October 17, 2023 and amended its previous ruling and dismissed the JAC’s petition for clarification. On October 23, 2023, the JAC presented an appeal to the Supreme Court requesting that the TDLC resolution be annulled and petitioned declared admissible the remedy of reconsideration. The Supreme Court unanimously dismissed the appeal against judgment by the JAC, LATAM opposed both actions of the JAC. There are no appeals pending in this case.

In a separate but related process, JetSmart filed a non-contentious inquiry on September 26, 2023, in relation to the terms of the future public tender of aviation frequencies on the Santiago-Lima route. JetSmart requested an injunction to suspend the tender and maintain the aviation frequency assignments as currently held until the inquiry has finalized. The TDLC declared the inquiry admissible on October 2, 2023, but only to begin a procedure to determine whether the rules in the terms of the public aviation frequency tender violate Decree Law 211, and dismissed the request for provisional measures. JetSmart filed two remedies of reconsideration against the decision by the Antitrust Court on October 4, 2023. The JAC became a party to such motions on October 6, 2023 and LATAM became a party to the process on October 10, 2023, and it requested that the motions filed by JetSmart be dismissed. On October 16, 2023, the TDLC took into account the considerations presented by LATAM and rejected the two motions for reconsideration filed by JetSmart. On October 19, 2023 CONADECUS requested to become part of this process and requested the same injuction previously rejected twice by the TDLC. (Continues on the next page)

					—

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

(Continues from the previous page)

On October 23, 2023 LATAM submitted a brief to the TDLC requesting the rejection of saidinjuction now requested by CONADECUS. On October 23, 2023, a public auction was held by JAC for thirteen international frequencies for the Santiago - Lima route, LATAM won ten of thirteen of these routes. On October 24, 2023, JetSmart once again requested that an injunction be issued regarding the public tender of aviation frequencies on the Santiago-Lima route. On October 30, 2023, LATAM filed a brief petitioning for the dismissal of the new precautionary measure petition of JetSmart. On November 2, 2023, the TDLC rejected the request for injunctions submitted by JetSmart and CONADECUS. On December 5, 2023, JetSmart complied with TDLC procedural order and published in the Chilean official newspaper a notice calling interested parties and stakeholders to submit information and opinions regarding JetSmart’s inquiry . On December 21, 2023 the FNE requested to be an intervening party in the process and requested to extend the deadline to provide background information. The TDLC accepted the postponement, leaving the deadline for providing information as February 5, 2024. On February 1, 2024, LATAM submitted a brief to TDLC advocating for its position and providing background information regarding JetSmart’s inquiry. The Office of the National Economic Prosecutor (FNE), the JAC, the National Consumer Service (SERNAC), Sky Airline and CONADECUS also provided information in January and February 2024. The Civil Aviation Board submitted a petition for clarification to the Antitrust Court on February 13, 2024, asking whether a tender could be convened of international frequencies on the Santiago-Lima Route that expire in 2024. LATAM filed a brief on February 15, 2024 stating that no matter needed to be clarified and that the petition should be dismissed. The Antitrust Court ruled against the Civil Aviation Board on February 15, 2024 because there were no obscure or doubtful aspects to clarify. On April 25, 2024, a tender was held for two Santiago-Lima frequencies and both were awarded to JetSmart. LATAM furnished the certificate of that tender to the Antitrust Court. On June 19, 2024, LATAM accompanied an economic report and observations to the report presented by JetSmart. On July 19, 2024, the JAC, JetSmart, LATAM and Sky presented additional information. On July 31, 2024, the Public Hearing was held at the TDLC, with the participation of the JAC, the FNE, JetSmart, CONADECUS and LATAM. On December 18, 2024, the Antitrust Court of Chile (TDLC in Spanish) asked the Office of the National Economic Prosecutor (FNE in Spanish) to report on the status of the investigation in Case #2755-24 mentioned in the information it provided, and it asked the Civil Aviation Board (JAC in Spanish) to report on the status of the citizen consultation regarding a change in the frequency assignment regulations. Both the FNE and the JAC presented their responses on December 24, 2024. On January 10, 2025, the TDLC dismissed JetSmart’s petition in the non-contentious process dated September 26, 2023 and declared that the tender terms and conditions created no material risks that might violate the provisions in Decree Law 211. On January 24, 2025, JetSmart filed an appeal against the TDLC ruling. On January 29,2025, the TDLC declared it admissible and sent it to the Supreme Court for consideration and resolution.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	União Federal	10880.967612/2022-93	This is a petition to recover a credit Cofins in the 1rd quarter of 2019 (proportionality of the PIS and COFINS credits).	The administrative defense has been presented and a decision is pending.	10,514
TAM Linhas Aéreas S.A	UNIÃO FEDERAL	1012674-80.2018.4.01.3400	Legal actions for members to have the right to collect contributions in the payroll collectible on the basis of gross sales.	This claim was filed in 2018. In January 2020, a decision favorable to the Company was rendered so that contributions would be collected on the basis of gross income. The company recently learned that the Superior Courts are rendering decisions unfavorable to contributors. They have ruled against the contributor in a recent decision. In December/2023 the position was withdrawn.	—
LATAM Airlines Perú S.A.	Tribunal Fiscal	-	Appeal N°4070350001313 filed on January 22, 2025 against Intendancy Resolution #4070140001797 served December 31, 2024, which declared the Company’s remedy of claim unfounded. Decision Resolutions #0120030130232 and #0120030130245 were notified on December 22, 2022, as was Fine Resolution #0120020038314, notified on December 22, 2022 and Determination Resolution No. 0120030130245 for indirect disposal of income not susceptible to subsequent tax control linked to the objections made to determination of third category net income for fiscal year 2015.	On January 26, 2023, the Company filed an appeal against the determination and fine resolutions issued by SUNAT. Through Resolution of the Intendencia No. 4070340000928 dated December 19, 2023, SUNAT declared the appeal filed by the Company founded and, consequently, Determination Resolutions No. 012-003-0130232, No. 012-003- 0130245 and Fine Resolution No. 012-002-0038314 are void. The audit area voided the objection to the Major Maintenance expense of approximately $63 million in the notice of Complementary Outcome of Request #0122220002363 dated September 4, 2024. However, it maintains the other objections. Decision Resolutions #0120030139681 and #0120030139682 were notified on September 16, 2024, as was Fine Resolution #0120020040024 because of a violation of Article 178.1 of the Tax Code. The Company filed a remedy of claim on October 23, 2024 against those resolutions, which was processed under Claim Docket #4070340001599. However, the National Customs and Tax Administration Commission (SUNAT in Spanish) decided, in Intendancy Resolution #4070140001797 notified December 31, 2024, to declare that the Company’s remedy of claim was unfounded. Consequently, on January 22, 2025, an appeal was filed against this ruling before the Tax Court.	122,953

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	10880-927.871/2023-62	This is a petition to recover Social Security Funding Contributions (Cofins in Portuguese) from the first semester of 2020 (proportionally).	The administrative defense has been presented and a decision is pending.	12,098
TAM Linhas Aéreas	União Federal	19613.720519/2024-11	On February 7, 2024, the Brazilian Federal Tax Service issued a tax assessment against TAM Linhas Aéreas (19613.720519/2024-11) for the amount of ThUS$47.104 (MR$262.845) related to certain tax credits on “PIS COFINS” ( Federal Social Contributions Taxed on Gross Income) during the 2019/2020 period.	The company filed an administrative response challenging the total amount of the tax assessment. The company received a partial decision on its defense on September 11, 2024. The company filed an appeal and is awaiting a decision on it.	48,979
LATAM Airlines Group S.A.	15° Juzgado Civil de Santiago	C-15990-2024	This is a class action filed by the National Consumers and Users Association (abbreviated as CONADECUS in Spanish) against LATAM Airlines Group S.A., American Airlines, Inc. and Delta Airlines, Inc. alleging several infringements of the Consumer Protection Law because flights were cancelled due to a flaw in the Crowdstrike antivirus software. It is petitioning for the imposition of fines and a damage indemnity in defense of the collective or diffuse interest of consumers.	LATAM has retained expert attorneys to handle its defense. LATAM Airlines Group was served the claim on September 17, 2024. On September 27, 2024, LATAM filed a remedy of reconsideration against the resolution that declared the action filed by the National Consumers and Users Association (CONADECUS in Spanish) admissible, which was dismissed by the court on November 20, 2024. LATAM filed a brief of answer to the claim on December 9, 2024. The conciliation hearing was held on February 19, 2025, but no agreement was reached. The interlocutory evidence hearing was issued on April 3, 2025. The amount is as yet undetermined.	-—-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
LATAM Airlines Brasil	Courts of the Sao Paulo, Rio Grande do Sul, Parana, Rio Grande do Norte, Ceará and Regional Labor Court of the 15ª Región	Various roles listed in detail in the fifth column	Lawsuits against the companies Voepass and LATAM Airlines Brasil for alleged liability in civil proceedings, filed by the families of the victims of the Flight 2283 plane crash. All these litigations are under insurance coverage.	Cases with a determined value of the cause and without an settlement approved by the Court: Thiago Cavalcanti Sartori and others (Rol 1031322-41.2025.8.26.0100), Gabriela Michel (Rol 5007465-09.2024.8.21.0087), Maria Fernanda Azevedo Pompilio Leonel Ferreira and others (Rol 0045785-61.2024.8.16.0021), Fernanda Laice de Gois Nascimento Paula and others (Rol 0827620-90.2024.8.20.5106) and in the case files by the family of Rosana Santos Xavier (Rol 1000691-14.2025.8.26.0198); Cases with a determined value and without an agreement extrajudicially approved by the Court: Aracy Ribeiro Moreira and others (Rol 1174718-13.2024.8.26.0100), Silvia Nicole Dantas Costa Maia and others (Rol 1003874-02.2024.8.26.0659), Naira Maria da Silva Gusson do Nascimento (Rol 1001368-42.2024.8.26.0695), Laura dos Reis Camilo and other (Rol 1182239-09.2024.8.26.0100), Beatriz Alves Coca Navarro and others (Rol 1001217-87.2025.8.26.0292), Araceli Ciotti de Marins and others (Rol 0043796-20.2024.8.16.0021), Lívia Raquel de Souza Dutra and others (Rol 3036952-42.2024.8.06.0001); Cases with an extrajudicially settlement approved by the Court regarding the compensation action: Luana dos Santos Bezerra Bounhe and others (Rol 1002928-30.2024.8.26.0659), Gabriel Michel (Rol 5004461-61.2024.8.21.0087), Armindo Michel (Rol 5005103-34.2024.8.21.0087), Anna Maria Michel (Rol 5000075-51.2025.8.21.0087), and Marcos Vinícius Ávila Santana and others (Rol 0012257-66.2024.5.15.0004). The settlement amount has already been paid by the insurer, and the proceedings will be closed. All these litigations are under insurance coverage.	—
LATAM Airlines Brasil	União Federal	17459.720028/2024-67	A Notice of Infringement was received in which the business fund amortizations (agiotage) made in the 2019 and 2020 calendar years were rejected in the calculation of Business Income Tax (IRPJ in Portuguese) and the Social Assessment on Earnings (CSL in Portuguese).	An administrative defense has been presented and we are awaiting a decision.	22,693
TAM Linhas Aéreas S.A	Tribunal Laboral Regional da 10° Región - TRT 10	0000582-04.2021.5.10.0020	Public civil action filed by the National Aeronautics Union seeking that the company reinstate employees dismissed for alleged discrimination after they opposed the company’s proposed salary reduction.	The first instance court ruled that the union lacked standing and terminated the action. The union filed an appeal. The second instance court overturned the ruling and ordered the reopening of the investigation. Currently awaiting trial by the Supreme Court of Justice (TST).	12,833
TAM Linhas Aéreas S.A	União Federal	10880.722355/2014-52	This is a notice of infringement that seeks to require the company to submit the PIS and COFINS - 3rd quarter 2009 to 1st quarter 2011 (proportionality)	The company obtained a favorable decision canceling the debt. The case must be closed.	10,442

In order to deal with any financial obligations arising from legal proceedings in effect at March 31, 2025, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 20.

The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*) The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II. Governmental Investigations.

1) On April 6, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor’s Office (FNE), which begins an investigation Role No. 2530-19 into the LATAM Pass frequent passenger program. The last activity in this investigation corresponds to request for information received in May 2019.

2) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on February 1, 2018 beginning Investigation 2484-18 on air cargo carriage. On August 29, 2023, the Office of the National Economic Prosecutor (FNE) decided to separate part of the information from such investigation and created a new Case #2729-23 relative to cargo carriage on charter flights from Santiago to Easter Island during the pandemic. On August 28, 2023, the FNE sent LATAM an Official Ordinary Letter requesting additional information, the response to which was sent on September 27, 2023. An Official Ordinary Letter was received on October 14, 2024 in which the FNE requested additional information from LATAM. That letter was answered on November 4, 2024. The most recent activity in the investigation of Case #2484-18 is an Official Ordinary Letter dated November 21, 2024, which was answered in two parts: the first on December 6, 2024 and the second on December 11, 2024.

3) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on August 12, 2021 beginning Investigation N° 2669-21 on compliance with condition VII Res. N° 37/2011 from TDLC related to restrictions as to certain codeshare agreements. On October 2, 2023, the FNE decided to separate part of the information in such investigation. Case #2737-23 will be about the code share agreements between LATAM and Delta that LATAM petitioned be amended; and Case #2669-21 will be about the remaining code share agreements. In relation to the investigation with Role No. 2737-23, dated November 06, 2023, the FNE and LATAM reached an extrajudicial agreement in order to allow certain codeshare agreements between LATAM and Delta to be modified. On December, 7, 2023, TDLC approved the extrajudicial agreement reached by LATAM and the FNE. An Official Ordinary Letter was received on March 4, 2024 in the investigation in Case #2669-21 in which the FNE requested additional information from LATAM. That letter was answered on March 15, 2024. An Official Ordinary Letter was received on April 19, 2024 in which the FNE requested additional information from LATAM. That letter was answered on May 2, 2024. On December 11, 2024, LATAM received an Ordinary Official Letter in which the FNE requested additional information, which was answered by LATAM in two parts: the first dated December 26, 2024, and the second dated January 8, 2025. The most recent activity in the investigation of Case #2669-21 is an Official Ordinary Letter dated April 8, 2025, which has a response deadline of May 7, 2025.

4) The competition authority sent an inquiry [or request] to TAM Linhas Aéreas S.A. (LATAM Airlines Brasil) with the objective of obtaining information regarding certain pricing issues, which was received by the company on November 27, 2023. On December 29, 2023, CADE sent a new request to LATAM Airlines Brasil requesting more complete information, to which LATAM responded in parts, on February 16, 2024, March 11, 2024, March 22, 2024 and June 11, 2024. LATAM Airlines Brasil is cooperating with the authority and remains committed to transparency and compliance with all applicable rules and regulations.

5) The competition authority reacted to an article in the press and sent an official letter [or request] to TAM Linhas Aéreas S.A. (LATAM Airlines Brazil) seeking information on the acquisition of other types of aircraft. The company received it on March 21, 2024 and responded on April 1, 2024. CADE sent a new letter requesting additional information on July 9, which was answered by LATAM Airlines Brasil on July 25, 2024. LATAM Airlines Brazil is cooperating with the authority and maintains its commitment to transparency and compliance with all applicable laws and regulations.

6) Brazilian consumer authorities sent three official letters to LATAM Airlines Brazil in August and September 2024 requesting information on the crash of a Voepass airplane. LATAM Airlines Brazil has a code-share agreement with Voepass. The company answered those letters properly by the deadline. The National Consumer Secretariat and the Consumer Defense Institute of the State of São Paulo (PROCON SP) decided to archive the procedure due to the sufficiency of the responses presented by the company. The procedures before the Consumer Defense Institute of the State of Paraná (PROCON PR) are still ongoing. LATAM Airlines Brazil also received an official letter from the Office of the Public Prosecutor on August 12, 2024, which it answered on August 27, 2024 (IC 0161.0001107/2024). On September 5, 2024, the Prosecutor’s Office issued a decision to separate the procedure into three specific topics: (1) security matters, in which LATAM Airlines Brasil is not a party (IC 14.0156.0004310/2024); (2) consumer matters (IC 0161.0001000/2024), with two representations filed, already archived; and (3) compensation matters, It is also archived. Remote. By filing the main civil investigation (IC 0161.0001107/2024), the Public Prosecutor’s Office determined the opening of (1) a new civil investigation to determine the collective moral damages (LATAM Airlines Brasil has not yet been notified of the opening of this procedure) and (2) an administrative process to accompany the payment of compensation under PR 22883 (LATAM Airlines Brasil has not yet been notified of the opening of this procedure). Possible. On January 17, 2025, the Public Defender’s Office of Paraná reported the opening of an administrative process to determine the collective moral damages. LATAM Airlines Brasil has been notified of the opening of the process, but, to date, no additional information has been requested from the company. Possible. On March 11, 2025, PROCON SP sent a letter to LATAM Airlines Brasil requesting information on metrics and measures taken to serve customers following the suspension of Voepass operations by the National Civil Aviation Agency (ANAC). The response was submitted on March 18, 2025. Possible. On March 12, 2025, the Consumer Protection Institute of Juiz de Fora (Minas Gerais State) announced the opening of an administrative proceeding, also seeking information on customer service following the suspension of Voepass operations. The response was submitted on March 19, 2025. Possible.

NOTE 31 - COMMITMENTS

(a)  Commitments arising from loans

In relation to certain contracts committed by the Company for the financing of the Boeing 777 aircraft, which are guaranteed by the Export – Import Bank of the United States of America, limits have been established for some financial indicators of LATAM Airlines Group S.A. on a consolidated basis. Under no circumstance does non-compliance with these limits generate loan acceleration.

The Company and its subsidiaries do not have credit agreements that impose limits on financial indicators of the Company or its subsidiaries, with the exception of those detailed below:

On July 15, 2024, LATAM Airlines Group S.A., acting through its Florida branch, amended, increased and extended the 2022 revolving credit facility (“Exit RCF”) from US$500 million to US$750 million with a consortium of nine banks led by JP Morgan Chase Bank, N.A. As of March 31, 2025, this credit facility is undrawn and fully available. Additionally, LATAM Airlines Group S.A., together with Professional Airline Services Inc., a Florida corporation and wholly owned subsidiary of LATAM Airlines Group S.A., issued: (i) on October 12, 2022, as amended on November 3, 2022, a five-year loan (“Term Loan B”) for US$1.1 billion (on October 15, 2024, this loan was fully repaid), (ii) on October 18, 2022, senior secured notes at 13.375% maturing in 2027 (“2027 Notes”) for a total principal amount of US$450 million (on October 15, 2024, this loan was fully repaid), and (iii) on October 18, 2022, senior secured notes at 13.375% maturing in 2029 (“2029 Notes,” together with the 2027 Notes, the “Notes”) for a total principal amount of US$700 million. The Exit RCF, the Term Loan B, and the Notes (collectively, the “Exit Financing”) share the same intangible collateral, consisting primarily of the FFP business (LATAM Pass loyalty program), the cargo business, certain slots, gates, and routes, as well as intellectual property and LATAM trademarks. The Exit Financing contains certain covenants that limit the ability of the Company and its subsidiaries to, among other things, make certain types of restricted payments, incur debt or liens, merge or consolidate with others, dispose of assets, enter into certain affiliate transactions, engage in certain business activities, or make certain investments. Additionally, the agreements include a minimum liquidity covenant requiring the Company to maintain a minimum liquidity level, measured at the consolidated level of the Company (LATAM Airlines Group S.A.), of US$750 million.

On July 15, 2024, LATAM Airlines Group S.A., acting through its Florida branch, amended, increased and extended the 2016 revolving credit facility (“RCF”) with a consortium of nine financial institutions led by Citibank, N.A., guaranteed by aircraft, engines and spare parts for a total committed amount from US$600 million to US$800 million. The RCF includes restrictions of minimum liquidity measured at the consolidated Company level (with a minimum level of US$750 million) and measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum level of US$400 million). Compliance with these restrictions is a prerequisite for drawing under the line; if the line is used, compliance with said restrictions must be reported periodically, and non-compliance with these restrictions may trigger an acceleration of the loan. As of March 31, 2025, this line of credit is undrawn and fully available.

On November 3, 2022, LATAM Airlines Group S.A., acting through its Florida branch, entered into a five-year loan agreement (“Spare Engine Facility”) with, among other institutions, Crédit Agricole Corporate and Investment Bank, acting through its New York branch as loan agent, secured by spare engines for a principal amount of US$275 million. As of November 4, 2024, this loan was fully repaid. The loan included minimum liquidity covenants measured at the consolidated level of the Company (with a minimum level of US$750 million) and individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum combined level of US$400 million).

On October 15, 2024, LATAM Airlines Group S.A. received the funds from its issuance of secured bonds at 7.875% maturing in 2030 (“2030 Notes,” together with the 2029 Notes, the “Notes”) for a total principal amount of US$1.4 billion. The Exit RCF and the Notes share the same intangible collateral, consisting primarily of the FFP business (LATAM Pass loyalty program), the cargo business, certain slots, gates, and routes, as well as intellectual property and LATAM trademarks. Additionally, the agreements include a minimum liquidity covenant requiring the Company to maintain a minimum liquidity level, measured at the consolidated level of the Company (LATAM Airlines Group S.A.), of US$750 million. The funds received were used to repay the Term Loan B and part of the 2027 Notes.

On November 4, 2024, LATAM Airlines Group S.A., acting through its Florida branch, entered into a new four-year revolving credit facility, secured by spare engines (“Spare Engine Facility”), with, among other institutions, Crédit Agricole Corporate and Investment Bank as loan agent, for a total amount of US$300 million, of which US$275 million was drawn on the same day, leaving US$25 million available for the Company when required. The loan included minimum liquidity covenants measured at the consolidated level of the Company (with a minimum level of US$750 million) and individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a combined minimum level of US$400 million). The funds received were used to fully repay the previous spare engine financing. Finally, this issuance was linked to sustainability (“Sustainability-Linked”), which entails a commitment to reducing CO2 emissions intensity from March 2025 until the maturity of the facility. Compliance or non-compliance with these targets does not result in acceleration of the credit but instead applies a reward or penalty, respectively, on the interest rate.

As of March 31, 2025, the Company complies with the aforementioned minimum liquidity covenants.

b)	Other commitments

As of March 31, 2025, the Company maintains valid letters of credit, guarantee notes and guarantee insurance policies, according to the following detail:

Creditor Guarantee	Debtor	Quantity	Type	Value ThUS$	Release Date
SUPERINTENDENCIA NACIONAL DE ADUANAS Y DE ADMINISTRACION TRIBUTARIA	LATAM Airlines Perú S.A.	57	Letter of Credit	333,556	Apr 22, 2025
SÉTIMA TURMA DO TRIBUNAL REGIONAL FEDERAL DA 1ª REGIÃO - PROCEDIMENTO COMUM CÍVEL - DECEA - 0012177-54.2016.4.01.3400	TAM Linhas Aereas S.A. / ABSA Aerolinhas Brasileiras S.A.	2	Guarantee Insurance	60,766	May 7, 2025
ISOCELES	LATAM Airlines Group S.A.	1	Letter of Credit	41,000	Dec 1, 2025
UNIÃO FEDERAL - PGFN	TAM Linhas Aereas S.A. / ABSA Aerolinhas Brasileiras S.A.	21	Guarantee Insurance	184,021	Jun 23, 2025
TRIBUNAL DEJUSTIÇADOESTADODABAHIA	TAM Linhas Aereas S.A.	1	Guarantee Insurance	5,625	Jun 27, 2029
VARA DAS EXECUÇÕES FISCAIS ESTADUAIS DE SÃO PAULO - FORO DAS EXECUÇÕES FISCAIS DE SÃO PAULO	TAM Linhas Aereas S.A.	2	Guarantee Insurance	10,581	Apr 24, 2025
AMERICAN ALTERNATIVE INS. CO. C/O ROANOKE INS. GROUP INC	LATAM Airlines Group S.A.	25	Letter of Credit	11,957	Apr 15, 2025
TRIBUNAL DE JUSTIÇA DO ESTADO DE SÃO PAULO	ABSA Aerolinhas Brasileiras S.A.	2	Guarantee Insurance	7,188	Dec 31, 2999
BBVA	LATAM Airlines Group S.A.	1	Letter of Credit	3,800	Jan 23, 2026
1° VARA DE EXECUÇÕES FISCAIS E DE CRIMES CONTRA A ORDEM TRIB DA COM DE FORTALEZA	TAM Linhas Aereas S.A.	1	Guarantee Insurance	3,037	Dec 31, 2999
ARQUITETURA DE PROTEÇÃO E DEFESA DO CONSUMIDOR DO ESTADO DO RJ	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,535	Dec 31, 2999
13ª VARA FEDERAL DA SEÇÃO JUDICIÁRIA DO DISTRITO FEDERAL/DF	TAM Linhas Aereas S.A.	1	Letter of Credit	2,119	Dec 31, 2999
14ª VARA FEDERAL DA SEÇÃO JUDICIÁRIA DO DISTRITO FEDERAL / TRIBUNAL: 7ª TURMA DO TRIBUNAL REGIONAL FEDERAL DA 1ª REGIÃO - ANULATÓRIA N.º 0007263-25.2008.4.01.3400	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,754	May 29, 2025
JFK INTERNATIONAL AIR TERMINAL LLC	LATAM Airlines Group S.A.	1	Letter of Credit	2,300	Jan 27, 2026
METROPOLITAN DADE CONTY (MIAMI - DADE AVIATION DEPARTMENT)	LATAM Airlines Group S.A.	5	Letter of Credit	3,743	May 30, 2025
SOCIEDAD CONCESIONARIA NUEVO PUDAHUEL S.A.	LATAM Airlines Group S.A.	18	Letter of Credit	1,866	Jun 30, 2025
FUNDACAO DE PROTECAO E DEFESA DO CONSUMIDOR PROCON	TAM Linhas Aereas S.A.	11	Guarantee Insurance	20,721	Nov 17, 2025
BOND SAFEGUARD INSURANCE COMPANY	TAM Linhas Aereas S.A.	1	Guarantee Insurance	2,700	Jul 20, 2025
LIMA AIRPORT PARTNERS S.R.L.	LATAM Airlines Group S.A.	21	Letter of Credit	4,283	May 31, 2025
JUIZO DE DIREITO DA VARA DA FAZENDA PUBLICA ESTADUAL DA COMARCA DA CAPITAL DO ESTADO DO RIO DE JANEIRO	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,337	Dec 31, 2999
MUNICIPIO DO RIO DE JANEIRO	TAM Linhas Aereas S.A.	2	Guarantee Insurance	1,721	Oct 31, 2029
AENA AEROPUERTOS S.A	LATAM Airlines Group S.A.	3	Letter of Credit	2,412	Nov 15, 2025
SERVICIO NACIONAL DE ADUANA DEL ECUADOR	LATAM Airlines Group S.A.	4	Letter of Credit	2,130	Aug 5, 2025
CORPAC S.A.	LATAM Airlines Perú S.A.	19	Letter of Credit	4,600	Sep 2, 2025
CELESTIAL CAPITAL AVIATION	LATAM Airlines Group S.A.	3	Letter of Credit	7,686	Dec 6, 2025
CITY OF LOS ANGELES, DEPARTMENT OF AIRPORTS	LATAM Airlines Group S.A.	7	Letter of Credit	1,810	Apr 14, 2025
			Total	724,248

Letters of credit related to right-of-use assets are included in Note 16 Property, plant and equipment letter (d) Additional information Property, plant and equipment, in numeral (i) Property, plant and equipment delivered as collateral.

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES

(a)  Details of transactions with related parties as follows:

		Nature of relationship with	Country	Nature of related parties		For the period ended March 31,
Tax No.	Related party	related parties	of origin	transactions	Currency	2025	2024
						ThUS$	ThUS$
						Unaudited
96.810.370-9	Inversiones Costa Verde S.A.	Related director	Chile	Tickets sales	CLP	30	20
76.115.378-1	Costa Verde Portfolio S.A.	Related director	Chile	Tickets sales	CLP	1	—
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	Real estate leases received	ARS	—	(5)
Foreign	Qatar Airways	Indirect shareholder	Qatar	Interlineal received service	US$	(5,370)	(7,702)
				Interlineal provided service	US$	8,322	11,446
				Services received of handling	US$	(115)	(5)
				Services provided of handling	US$	775	206
				Services received miles	US$	(1,162)	(1,837)
				Services provided miles	US$	1,797	501
				Services provided maintenance	BRL	120	121
				Services provided VIP lounge	US$	168	—
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A	Interlineal received service	US$	(89,451)	(73,152)
				Interlineal provided service	US$	63,273	65,450
				Services received miles	US$	(752)	(7,966)
				Services provided miles	US$	2,453	2,011
				Services received of handling	US$	(5,534)	(786)
				Services provided maintenance	US$	616	—
				Services provided maintenance	BRL	262	—
				Real estates leases provided	US$	41	19
				Services received VIP lounge	US$	(1)	—
				Services provided VIP lounge	US$	690	524
				Services provided / received others	US$	21	—

The balances corresponding to Accounts receivable and accounts payable to related entities are disclosed in Note 9.

Transactions between related parties have been carried out under market conditions and duly informed.

(b)  Board members, Chief Executives and Senior Directors compensation

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and macro guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents Chief Executives Senior Directors and Board members.

	For the period ended March 31,
	2025	2024
	ThUS$	ThUS$
	Unaudited
Remuneration	2,887	3,399
Board compensation	231	244
Non-monetary benefits	44	163
Short-term benefits	3,644	3,187
Termination benefits (*)	—	521
Total	6,806	7,514

In accordance with current legislation, the Ordinary Shareholders’ Meeting held on March 24, 2025, determined the amount of the annual remuneration for the Board for the period from that date until the next Ordinary Shareholders’ Meeting scheduled to take place within the first quarter of 2025. In this context, in addition to the base remuneration, an additional remuneration was approved for each Board member, with an incremental amount based on the following criteria:

(a) For the period between March 25, 2025 and the date of the next ordinary shareholders’ meeting to be held within the first four months of 2026, each Director will be entitled to receive an additional amount to the base remuneration, equivalent to 9,226,234 units of remuneration or “URAs.”

(b) Likewise, each Director who becomes part of the Board Committee will also receive, as additional compensation, a variable amount equivalent to an additional one-third (1/3) calculated on the incremental remuneration that the respective Committee member is entitled to as a Director, in accordance with the resolution of the Ordinary Shareholders’ Meeting.

For payment purposes, the value of each URA will be considered as referentially equivalent to the price of a company’s share. Consequently, URAs will be paid at the weighted average price of stock market transactions of the company’s shares during the 10 business days preceding the effective date (“Weighted Average Price”). For the calculation of the Weighted Average Price, transactions on national stock exchanges, as well as in those nationally recognized foreign stock exchanges where LATAM American Depositary Shares are listed.

As of March 31, 2025, there have been no payments for the URAs approved at the aforementioned Ordinary Shareholders’ Meeting held on March 24, 2025. As of March 31, 2024, there were no payments for the URAs.

NOTE 33 - SHARE-BASED PAYMENTS

(a)	CIP (Corporate Incentive Plan)

As indicated in Note 22, in the context of the exit from Chapter 11 Proceedings, the Company implemented a talent retention program for the LATAM Group companies employees, which is divided into three categories. The first one (i.e., Non-Executive Employees) simply contemplates guaranteed payments in cash to the respective employees on certain dates depending on the country where the employee is hired. On the other hand, the remaining two categories (i.e., Non-GEM Executives and GEM Executives) contemplated the granting of synthetic units of remuneration (the “Units”) that, by reference, are considered as equivalent to the price of one share of LATAM Airlines Group S.A. and consequently, in case they become effective, grant the worker the right to receive the payment in cash that results from multiplying the number of Units that are pay for the value per share of LATAM Airlines Group S.A. that must be considered in accordance with the CIP.

Below are more details of these two categories.

Non-GEM Executives

The first subprogram applies to senior executives not part of the GEM (Global Executive Meeting - Senior Managers, Managers, Deputy Managers). In this context, this program contemplates two different bonuses: (1) a retention bonus, consisting of the amount in money resulting from Units that are assigned to the respective employee and these Units being paid 20% on month 15 and 80% at month 24, in each case, counted from Exit date from the Chapter 11 Procedure (i.e., November 3, 2022) (the “Exit Date”). This is consequently, a guaranteed payment for these employees; and (2) a bonus associated to the performance defined on based on the compliance of certain financial indicators of LATAM Airlines Group S.A. and its subsidiaries, which is reflected in Note 19(b), becoming effective 20% at month 15 and 80% at month 24, in each case, from the Exit Date. Consequently, this is a temporary payment that is only made if these indicators are met.

GEM Executives

Applies to senior executives of the LATAM Group companies who are part of the GEM (CEO and employees whose job description is “vice presidents” or “directors”). Employees that participating in this program are eligible to receive cash payments for Units. These Units are as follows:

1. “RSUs” (Retention Shares Units): That is, Units associated with the employee’s permanence in the Company, and consequently, are associated with the passage of time. In its totality, the CIP contemplates up to 3,107,603,293 RSUs which are made effective by partialities in the terms indicated below.

As a general rule, RSUs will be eligible to become effective at the rate of one third on each of the following dates: month 24, month 36 and month 42, in each case, counted from the Exit Date. The mentioned above, subject to the occurrence of a trigger event related to the volume of transactions of securities issued by LATAM Airlines Group S.A. in the terms contemplated in the CIP (hereinafter, a “VTE” – Volume Triggering Event). The number of RSUs actually paid will be determined based on the net resources accumulated as a result of a VTE on the respective determination date (hereinafter, this adjustment will be referred to as the “Pro Rata Factor”).

Notwithstanding the mentioned above, the CIP also contemplates a “Minimum Guaranteed Vesting” according to which, the percentage of RSUs indicated below will be effective on each date indicated, even if a VTE has not occurred. The foregoing, net of the RSUs that may eventually have become effective previously.

Minimum Guaranteed Vesting of RSUs

Percentage of Units that become effective
Month 30 from Exit Date	20%
Month 42 from Exit Date	30%
Month 60 from Exit Date	50%

2. “PSUs” (Performance Shares Units): That is, Units associated with both the employee’s permanence in one of the LATAM Group companies and the performance of LATAM Airlines Group S.A. measured according to the share price. Consequently, like RSUs, these Units are associated with the passage of time. However, PSUs also consider the market value of the share of LATAM Airlines Group S.A. considering a liquid market. However, as long as there is no such liquid market, the share price will be determined on the basis of representative transactions. In its totality, the CIP contemplates up to 4,251,780,158 PSUs which are made effective by partialities in the terms indicated below.

As a general rule, PSUs will be eligible to become effective at the rate of one third on each of the following dates: month 24, month 36 and month 42, in each case, counted from the Exit Date. The foregoing, subject to (i) a VTE having occurred; and (ii) that the quotient (hereinafter, the “Net Price/ERO (Equity Rights offering) Quotient”) between the net price of sales originating in a VTE, divided by the price of share at which the shares issued were placed under the capital increase agreed at the extraordinary shareholders’ meeting of LATAM Airlines Group S.A. dated July 5, 2022 (that is, US$0.01083865799), is greater than 150%. The number of PSUs that actually becomes effective will be determined according to the Factor Pro Rata and the Quotient Net Price/ERO Price).

From the above it flows that the PSUs constitute an eventual and not guaranteed payment.

During the first quarter of 2025, GEM executives contracts were amended incorporating an alternative modality for a portion of the PSUs assigned to the employee to become effective. More specifically, up to 50% of the PSUs assigned to the respective employee will be eligible to become effective to the extent that, on or before the 60th month from the date of exit from the Chapter 11 Procedure, the Return per Share, expressed as a percentage of the price per share at which the shares issued by virtue of the capital increase agreed upon at the Extraordinary Shareholders’ Meeting of LATAM Airlines Group S.A. on July 5, 2022 (i.e., US$0.01083865799), exceeds certain thresholds. For these purposes, the concept of “Return per Share” considers the average price of stock market transactions in shares of LATAM Airlines Group S.A. within 60 business days prior to the determination date, plus any dividends and distributions that have been paid to shareholders with respect to their shares in LATAM Airlines Group S.A. after the exit from the Chapter 11 Procedure.

In addition, some of the GEM Executives will also be entitled to receive a fixed and guaranteed payment in cash (“MPP” – Management Protection Plan) on certain dates under the Plan, at the rate of 33% in the month 18, 34% in the month 24 and 33% in the 30th month, all from the Exit Date. On the other hand, those employees who are eligible for this MPP will also be eligible for a limited number of additional RSUs (“MPP Based RSUs”). In its totality, the CIP includes 1,438,926,658 MPP based RSUs. As a general rule, MPP Based RSUs will be eligible to become effective on the same terms and conditions as RSUs; however, that they will be eligible to become effective at a rate of one third on each of the following dates: month 18, month 24 and month 30, in each case, from the Exit Date. The valuation of these Units will be equivalent to the value of the Company’s share less the ERO Price at the time they become effective.

In all cases, the respective employees must have remained as such in one of the LATAM Group companies at the corresponding accrual date to qualify for these benefits.

Given the characteristics of this program, it has been recorded in accordance with the provisions of IFRS 2 “Share-based payments” and has been considered as a “cash settlement award” and, therefore, recorded at fair value as a liability that is part of the items Trade and other accounts payables and Provisions for employee benefits, non-current, which is updated at the closing date of each financial statement with effect on profit or loss for the period and classified in the line “Administrative expenses” of the Consolidated Statement of Income by function.

The fair value has been determined on the basis of the current share price and the best estimate of the future value of the Company’s share, multiplied by the number of underlying units granted. This estimate was made based on the Company’s Business Plan and its main indicators such as EBITDAR, adjusted net debt.

The movement of units as of January 01, 2024 and March 31, 2025 , is as follows:

	Opening balance as of 01.01.2024	Granted during the period	Vested	Exercised during the period	Forfeited during the period	Closing balance as of December 31, 2024

RSU - Retention	2,986,456,933	35,468,268	—	(692,032,415)	(91,282,871)	2,238,609,915
PSU - Performance	4,009,588,067	42,034,943	—	—	(89,352,930)	3,962,270,080
MPP BASED RSU - Protection	1,246,879,413	—	—	—	(60,388,760)	1,186,490,653
Total	8,242,924,413	77,503,211	—	(692,032,415)	(241,024,561)	7,387,370,648

	Opening balance as of 01.01.2025	Granted during the period	Vested	Exercised during the period	Forfeited during the period	Closing balance as of March 31, 2025
						Unaudited
RSU - Retention	2,238,609,915	79,870,832	—	—	—	2,318,480,747
PSU - Performance	3,962,270,080	162,161,992	—	—	—	4,124,432,072
MPP BASED RSU - Protection	1,186,490,653	—	—	—	—	1,186,490,653
Total	7,387,370,648	242,032,824	—	—	—	7,629,403,472

NOTE 34 - STATEMENT OF CASH FLOWS

(a)	The Company has carried out the following transactions with non-monetary impact transactions mainly related to financial lease and lease liabilities, which are described in Note 19 Other financial liabilities.

(b)	Other inflows (outflows) of cash:

	For the period ended March 31,
	2025	2024
	ThUS$	ThUS$
	Unaudited
Bank commissions, taxes paid and other	(1,620)	(900)
Taxes on financial transactions	(1,870)	(1,970)
Guarantees	(11,309)	8,220
Fuel derivatives and currency	7,261	18,262
Judicial deposits	682	(1,368)
Derivative margin guarantees	466	6,181
Payment for derivatives premiums	(4,562)	(2,241)
Insurance recovery	—	9,788
Total Other inflows (outflows) Operation activities	(10,952)	35,972

Recoveries of credits and Guarantee deposit received from the sale of aircraft	14,129	27,589
Total Other inflows (outflows) Investment activities	14,129	27,589

Interest rate derivatives	—	1,538
Withholding tax	(880)	(819)
Total Other inflows (outflows) Financing activities	(880)	719

(c)	Dividends:

	For the period ended March 31,
	2025	2024
	ThUS$	ThUS$
	Unaudited
Transportes Aéreos del Mercosur S.A. (*)	(304)	(289)
Total dividends paid	(304)	(289)

(*)	Dividends paid to minority shareholders

(d)	Reconciliation of liabilities arising from financing activities:

		Cash flows				Non cash-Flow Movements
	As of	Obtainment	Payment			Interest		As of
Obligations with financial institutions	December 31, 2024	Capital (*)	Capital (**)	Interests	Other flow	accrued and others	Reclassifications	March 31, 2025
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited
Guaranteed obligations	374,043	49,500	(8,228)	(5,661)	—	5,747	—	415,401
Other guaranteed obligations	374,751	—	(5,006)	(8,350)	—	8,394	—	369,789
Obligation with the public	2,239,303	—	—	—	—	62,608	—	2,301,911
Financial leases	799,773	—	(53,989)	(10,250)	—	10,697	2,375	748,606
Lease liability	3,362,581	—	(90,120)	(66,408)	—	49,151	—	3,255,204
Total Obligations with financial institutions	7,150,451	49,500	(157,343)	(90,669)	—	136,597	2,375	7,090,911

		Cash flows			Non cash-Flow Movements
	As of	Obtainment	Payment		Interest	As of
Obligations with financial institutions	December 31, 2023	Capital (*)	Capital (**)	Interests	accrued and others	March 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited
Bank loans	1,029,434	—	(2,750)	(42,046)	47,671	1,032,309
Guaranteed obligations	303,922	—	(8,088)	(5,201)	5,281	295,914
Other guaranteed obligations	430,350	—	(11,767)	(10,513)	10,661	418,731
Obligation with the public	1,302,838	—	—	—	25,716	1,328,554
Financial leases	901,546	—	(28,745)	(11,971)	13,156	873,986
Other loans	104	—	—	—	(5)	99
Lease liability	2,967,994	—	(86,035)	(59,779)	304,964	3,127,144
Total Obligations with financial institutions	6,936,188	—	(137,385)	(129,510)	407,444	7,076,737

(*)	During the period 2025 the Company obtained ThUS$49,500 imports from long-term loans. For the period 2024, the Company did not obtain financing.

This financing is net of fee payments of (ThUS$500). See note 18, number 4.

(**)	As of March 31, 2025, under the cash flows from financing activities are presented loan repayments of ThUS$67,223 and payments of lease liabilities of ThUS$90,120 (ThUS$51,350 and ThUS$86,035, respectively as of March 31, 2024).

Below are the details obtained (payments) of flows related to financing:

	For the period ended March 31
	2025			2024
	Capital	Payments		Capital	Payments
Flow of	raising	Capital	Interest	raising	Capital	Interest
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Aircraft financing	49,500	(67,223)	(16,355)	—	(48,600)	(18,766)
Lease liability	—	(90,120)	(66,408)	—	(86,035)	(59,779)
Non-aircraft financing	—	—	(7,906)	—	(2,750)	(50,964)
Total obligations with Financial institutions	49,500	(157,343)	(90,669)	—	(137,385)	(129,509)

(e)	Advances of aircraft and engines

Corresponds to the cash flows associated with aircraft and engines purchases, which are included in the statement of consolidated cash flows, within Purchases of property, plant and equipment.

	For the period ended March 31,
	2025	2024
	ThUS$	ThUS$
Recoveries	11,460	—
Total cash flows	11,460	—

(f)	Additions of property, plant and equipment and Intangibles

	For the period ended March 31,
	2025	2024
	ThUS$	ThUS$
	Unaudited
Net cash flows from
Purchases of property, plant and equipment	370,271	102,484
Additions associated with maintenance	64,799	48,372
Other additions	305,472	54,112
Purchases of intangible assets	25,105	13,297
Other additions	25,105	13,297

(g)	The net effect of the application of hyperinflation in the consolidated cash flow statement corresponds to:

	For the period ended March 31,
	2025	2024
	ThUS$	ThUS$
	Unaudited
Net cash flows from (used in) operating activities	(113)	3,647
Net cash flows from (used in) investment activities	1	—
Effects of variation in the exchange rate on cash and cash equivalents	112	(3,647)
Net increase (decrease) in cash and cash equivalents	—	—

(h)	Payments of leased maintenance

Payments to suppliers for the supply of goods and services include the value paid associated with leased maintenance capitalizations for ThUS$32,306 (ThUS$66,906 as of March 31, 2024).

NOTE 35 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

On April 3, 2025, Fitch upgraded LATAM’s corporate rating to BB from BB-, with a positive outlook.

On April 23rd, 2025, LATAM and Delta Air Lines announced the inclusion of Argentina into their Joint Venture agreement, further strengthening air connectivity between South and North America.

After March 31, 2025 and up to the date of issuance of these financial statements, there is no knowledge of other events of a financial or other nature that significantly affect the balances or their interpretation.

The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of March 31, 2025, have been approved in the Extraordinary Session of the Board of Directors on April 28, 2025.